EXHIBIT 4.14

EXECUTION COPY

SHARE PURCHASE AGREEMENT

between

THE ROYAL BANK OF SCOTLAND PLC and

TESCO PLC

relating to the sale and purchase of part of the issued share capital of

Tesco Personal Finance Group Limited

Dated 28th July 2008

DUNDAS & WILSON CS LLP

Saltire Court
20 Castle Terrace
Edinburgh
EH1 2EN

Tel 0131 228 8000

THIS AGREEMENT is made on 28th July 2008

BETWEEN

THE ROYAL BANK OF SCOTLAND PLC a company incorporated in Scotland (registered number SC090312) whose registered office is at 36 St Andrew Square, Edinburgh, EH2 2YB (the Seller); and

TESCO PLC a company incorporated in England and Wales (registered number 00445790) whose registered office is at Tesco House, Delaware Road, Cheshunt, Herts, EN8 9SL (the Purchaser).

INTRODUCTION

A.         TESCO PERSONAL FINANCE GROUP LIMITED is a private limited company incorporated in Scotland (registered number SC173198) (the Company) details of which are set out in Part 1 of the Schedule (Particulars of the Company).

B.         Pursuant to the terms of a shareholders’ agreement dated 12 August 1997 and amended and restated on 13 September 1999, 29 November 2002, and further amended by a side letter dated 28 April 2008 (the JV Agreement), the Seller and the Purchaser agreed to operate the Group as a joint venture.

C.         The Seller is the legal and beneficial owner of 124,089,500 A ordinary shares of 10p each in the capital of the Company (the Shares) and, as such, has the right, power and authority to sell and transfer the Shares pursuant to the terms of this Agreement.

D.         The Purchaser and the Seller have now agreed that the Purchaser will acquire the Shares on the terms and subject to the conditions of this Agreement and that the JV Agreement shall be terminated pursuant to the terms of the General Termination Agreement.

E.         The Purchaser and the Seller have also agreed that this Agreement should act as a framework between the parties for (i) the termination of the JV Agreement and the Existing Contractual Arrangements, (ii) the governance of the operation of the Business in the Interim Period and (iii) the implementation of the New Contractual Arrangements.

NOW IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement, unless the context otherwise requires, the following words and phrases have the meanings stated:

Accounts means, for any financial year, the audited balance sheet of the Company (and, where relevant, the audited consolidated balance sheet of the Group) and the audited profit and loss account of the Company (and, where relevant, the audited consolidated profit and loss account of the Group), in each case as at the Accounts Date, as set out in the Disclosure Documents, together with any notes to, and the auditors’ report on, those accounts, the directors’ report and all other documents or statements which are required by law to be annexed to or incorporated in those accounts.

Accounts Date means 31 December.

Act means the Companies Act 1985 and the Companies Act 2006, each in so far as in force at the date of this Agreement. Any provision of the Companies Act 1985 shall be treated (where and when applicable) as being a reference to the provision (or provision(s) most nearly corresponding to it) in the Companies Act 2006 or in any subordinate legislation made under the Companies Act 2006.

Affiliate means, in relation to any body corporate (whether or not registered in the United Kingdom), any holding company or subsidiary of such body corporate or any subsidiary of a holding company of such body corporate.

Analysis of Costs means the following Disclosure Documents:

D. Questions & Answers/Documents referred to in responses - “167 Total RBS Rec of costs 2006 for data room”

B. Financial/1. Historic Profit and Loss (including Current Trading Performance and Cashflows)/1.2 - “Total RES Rec of costs for Data Room”

D. Questions & Answers/Documents referred to in responses - “167 Total RBS Rec of costs 2008 for data room”

D. Questions & Answers /Documents referred to in responses - “35&37 RBS charges V2”

D. Questions & Answers /Documents referred to in responses - “432 & 433 Project Opal Financials Manufacturing - For Emerald 17-06-08 v.2”

Document 11 annexed to the Schedule to the Disclosure Letter - Project Opal Charges matrix DD21 July 5pm.xls

Document 19 annexed to the Schedule to the Disclosure Letter - Project Opal Charges Matrix DD 25 July 11am

Appointed Representative Agreement means the amended Appointed Representative Agreement between Tesco Stores and UKI in the agreed form.

ATM CSA means the commercial services agreement in respect of automated teller machines amongst the Seller, TPFL and the Purchaser in the agreed form.

ATM (Provision of Cash) Agreement means the agreement for the provision of cash through ATMs in respect of automated teller machines amongst the Seller, TPFL and Tesco Stores in the agreed form.

Banking CSA means the commercial services agreement in respect of banking business amongst the Seller, the Purchaser and TPFL in the agreed form.

Business means the business of providing, introducing or the arranging of financial services or products to the general public and small businesses (including customers of the Purchaser’s Group), as carried out by the Group as at the date of this Agreement, whether as principal, agent or intermediary, including;

(a)  the provision, introduction or the arranging of general and life insurance products, including those products underwritten by UKI and Direct Line;

(b)  the provision of banking services, lending, savings and credit cards (and ancillary products);

(c)  the provision and operation of ATMs (wherever located); and

(d)  the comparative aggregator and insurance introduction website business of TPF Compare.

Business Day means 9.00 am. to 5.00 p.m. on any day (other than a Saturday or Sunday or a public holiday in England or Scotland) on which clearing banks are open for the transaction of normal banking business in London and Edinburgh.

Business IPRs means the Owned IPRs and all other registered and material unregistered Intellectual Property Rights required to carry out the Business immediately prior to the date of signature of this Agreement.

Business Plan means the 5 year business plan of the Group, entitled “Updated Summary 2006-2011 xls”, contained in the Data Room Documents at B. Financial/3. Forward Projections/3.2.

Cash Handling Contract means the contractual arrangements between Tesco Stores and the Seller relating to the provision by the Seller of cash handling services.

Claim means a claim by the Purchaser under or in relation to the Non Tax Warranties or a claim by the Purchaser under or in relation to the Repeated Warranties (other than Warranty 14.1), as provided in Clause 10.1.1(b).

Company means Tesco Personal Finance Group Limited, details of which are set out in Section A of Part 1 of the Schedule (Particulars of the Company).

Compare CSA means the commercial services agreement in respect of the comparison website services run by TPF Compare amongst the Seller and TPF Compare in the agreed form.

Completion means the completion of the sale and purchase of the Shares in accordance with the terms of this Agreement.

Completion Date means the date of Completion pursuant to Clause 6.

Conditions means the conditions to Completion set out in Part 3 of the Schedule.

Confidential Information means all information relating to the subject matter, provisions or negotiation of this Agreement or any document referred to in this Agreement, and all information regarding the businesses of the Purchaser’s Group and the Seller’s Group, insofar as such information is obtained by the Purchaser or the Seller (as appropriate) in connection with or as a result of the subject matter, provisions or negotiation of this Agreement or any document referred to in this Agreement.

Consideration means the consideration payable for the Shares set out in Clause 3 (Consideration).

Customer Account means an account or policy held by a customer of the Group with either a Group Company or UKI (as applicable).

Customer Data and Records means collectively, all data, files, and information (whether current or historic) relating to customers of the Group or applications to become customers of the Group and Customer Accounts, including:

(a)  the TPF Data (as defined in the Banking CSA);

(b)  the TPF Compare Data (as defined in the Compare CSA);

(c)  the TPF Data (as defined in the Life Insurance Distribution Agreement);

(d)  the TPFL Data (as defined in the General Insurance Distribution Agreement);

and

(e)the TPF Data (as defined in the ATM CSA),

in each case whether stored electronically or in hard copy and whether in aggregate form or segregated by Group customer identity, document or record type insofar as the same are in the possession, custody or control of any member of the Seller’s Group as at the Completion Date, but specifically excluding:

(x)  any data, files or information which the Seller is in possession of to the extent that the Seller has acquired such data, files or information other than through the Business; or

(y)  any brands and products not forming part of the Business.

Data Room Documents means the documents made available for inspection by the Seller at https://collab dundas-wilson.com (under the title “Project Opal”) as at midday on Friday, 18 July 2008 and as included on the DVD attached to the Disclosure Letter.

Direct Line means Direct Line Life Insurance United, a company incorporated in England and Wales with company number 02199286 and registered office at 3, Edridge Road, Croydon, Surrey CR9 1AG.

Disclosure Documents means (i) the documents accompanying the Disclosure Letter and listed in the Schedule annexed to the Disclosure Letter and (ii) the Data Room Documents.

Disclosure Letter means the disclosure letter from the Seller to the Purchaser signed and delivered immediately prior to the execution of this Agreement.

Employment Matters Agreement means the agreement in relation to the Head Office Employees of the Seller or the Sellers Group among the Seller, the Purchaser and Tesco Stores entered into on the date hereof.

Encumbrance means any interest of any person (including any right to acquire, option or eight of pre-emption or conversion) or any charge, mortgage, security interest, floating charge, pledge, hypothec, lien or other security arrangement or agreement, or any agreement to create any of the above.

Event means any event, act, transaction, arrangement, default or omission or combination thereof.

Existing Contractual Arrangements means all existing service arrangements, in whatever form, as at the date of this Agreement between the Seller (or any member of the Sellers Group) and the Company or the Purchaser (or members of their respective Groups) relating to the Business.

Fixed Interim Dividend has the meaning given to it in Clause 7.1;

Forthstone Sublease means the sublease in the agreed form to be entered into between the Seller and Tesco Stores pursuant to Part 11 of the Schedule in relation to the Property at Forthstone, Edinburgh Park, Scotland.

General Insurance Distribution Agreement means the general insurance distribution agreement amongst the Purchaser, TPFL, UKI, RBSI and RBS Insurance Services entered into on the date hereof.

General Termination Agreement means the agreement in the agreed form between, amongst others, the Seller and the Purchaser to be entered into at Completion relating to the termination of certain provisions of the JV Agreement and other Existing Contractual Arrangements.

Group means the Company and the Subsidiaries.

Group Company means the Company or any of the Subsidiaries.

Guarantee means any guarantee, indemnity, cautionary obligation, letter of comfort, security, right of set-off or other obligation given or undertaken by a person to guarantee or support the obligations (whether actual or contingent) of any other person.

Hanco means Hanco ATM Systems Limited, a company incorporated in England and Wales (registered number 03904039) whose registered office is at Level 8 Premier Place, Devonshire Square, London EC2M 4BA.

Head Office Employees has the meaning given to it in the Employment Matters Agreement.

Insurance Termination Agreement means the agreement to be entered into on the date hereof amongst TPFL, UKI and Direct Line relating to the termination of existing service agreements between (1) TPFL and UKI; and (2) TPFL and Direct Line, respectively.

Interim Period means the period beginning on the date of this Agreement and ending immediately prior to Completion.

Intellectual Property Rights or IPRs means (a) patents; (b) petty patents and utility model rights; (c) trade marks; (d) service marks; (e) logos; (f) rights in get-up; (g) trade names; (h) internet domain names; (i) design rights; co semi-conductor topography rights; (k) copyrights (including rights in computer software); (I) database rights; (m) rights in performances; (n) the moral rights set out in Chapter IV of Part I of the Copyright, Designs and Patents Act 1988 (as amended from time to time); (o) and/or product packaging and (p) rights in know how and other intellectual property rights, in each case whether registered or unregistered and including applications for registration and all rights or forms of protection having equivalent or similar effect anywhere in the world.

Last Accounts means the Accounts in respect of the financial year ended on the Last Accounts Date.

Last Accounts Date means 31 December 2007.

Last UKI Accounts means the audited balance sheet of UKI (and, where relevant, the audited consolidated balance sheet of the UKI Group) and the audited profit and loss account of UKI (and, where relevant, the audited consolidated profit and loss account of the UKI Group), in each case as at the Last Accounts Date, together with any notes to, and the auditors’ report on, those accounts, the directors’ report and all other documents or statements which are required by law to be annexed to or incorporated in those accounts.

LIBOR means the three month London Interbank Offered Rate as quoted from time to time on Bloomberg page BP0003M.

Licence means any licence, consent, permit, certificate, registration or authorisation required by law for the operation of the Business by any Group Company.

Life Insurance Distribution Agreement means the life distribution agreement between RBS Insurance Services, TPF, the Purchaser and Direct Line dated the date hereof.

Management Accounts means the following Data Room Documents.

B. Financial/1.Historic Profit and Loss (including Current Trading Performance and Cashflows)/1.1 - “TPF_Mgt_Accounts_LP_Dec_07.xIs”

B. Financial/Historic Profit and Loss (including Current Trading Performance and Cashflows/1.1 – “Mgmt Accts April 08 TPF.xls”

B. Financial/Historic Profit and Loss (including Current Trading Performance and Cashflows/1.1 - “Mgmt Accts May 08 TPF.xls”

B. Financial/Historic Profit and Loss (Including Current Trading Performance and Cashflows)/1.2/1.2(b) - “Updated summary 2006-2011”

D. Questions & Answers/Documents referred to in responses - ‘‘62&63 April 2008 Management Accounts”

Margin Analysis Overview means the following Data Room Document:

B. Financial/5. Actuarial and Insurance/5.8/5.8(a) -

“TPF_Reserve_Margins_and_Prior_Year Releases_Over Period_2005_to_2007_Range_Valued_2.xls”

Material Adverse Change means any Event which constitutes a breach by the Seller of any undertaking given by it in Part 4 of the Schedule, that has a material adverse effect on the Group or any Group Company. In this context, material means an aggregate increase in costs or liabilities or a reduction in profits or in the value of the assets of the Group or any Group Company of £150,000,000 or more.

New Contractual Arrangements means the Appointed Representative Agreement, the Banking CSA, the General Insurance Distribution Agreement, the Compare CSA, the ATM CSA, the ATM (Provision of Cash) Agreement, the Employment Matters Agreement, the Life Insurance Distribution Agreement, the Ulster Bank Employment Matters Agreement, the Forthstone Sublease, the Redhill Sublease and the licence arrangements contained in Part 11 to the Schedule and New Contractual Arrangement shall be construed accordingly.

Non Tax Warranties means the Warranties other than the Tax Warranties.

Owned IPRs means the registered and material unregistered Intellectual Property Rights owned by the Group.

Owned Registered IPR means the registered Owned IPR. The Owned Registered IPRs are listed in Part 7 of the Schedule.

Properties means the leasehold properties, short particulars of which are set out in Part 10 of the Schedule.

Purchaser Appointed Directors means the directors of the Company (and the Subsidiaries) appointed by the Purchaser pursuant to the JV Agreement.

Purchaser Obligation means any representation, warranty or undertaking to indemnify (including, without limitation, any covenant to pay pursuant to the Tax Deed) given by the Purchaser to the Seller under this Agreement.

Purchaser’s Bank Account means such bank account as the Purchaser may notify to the Seller, from time to time, in writing.

Purchaser’s Documents means the documents (other than this Agreement) to be executed by the Purchaser at Completion referred to in Clause 6.3.2 and set out in Section B of Part 2 of the Schedule (Completion).

Purchaser’s Group means the Purchaser and any of its Affiliates (including, following Completion, each Group Company).

Purchaser’s Solicitors means Freshields Bruckhaus Deringer LLP of 65 Fleet Street, London EC4Y INS.

Purchaser’s Warranties means the warranties contained in Part 6 of the Schedule (Purchaser’s Warranties).

RBSI means RBS Insurance Group Limited, a company incorporated in England and Wales (registered number 02280426) whose registered office is at Churchill Court, Westmoreland Road, Bromley, Kent, BR1 1DP.

RBS Insurance Services means RBS Insurance Services Limited, a company incorporated in England and Wales (registered number 03001989) whose registered address is at 3 Edridge Road, Croydon, CR9 1AG.

Reconciliation Schedule means the following Disclosure Documents:

Document 14 annexed to the Schedule to the Disclosure Letter Reconciliation Schedule — “TPF Actuarial_vs_Finance_0712 reconciliation”

Redhill Sublease means the sublease in the agreed form to be entered into between Lombard Northern Central plc and Tesco Stores pursuant to Part 11 of the Schedule in relation to the Property at Redhill, Surrey.

Regulatory Authority means any government, governmental or regulatory body, agency, commission or authority (whether in the United Kingdom or otherwise) to which either party or the Group is subject or submits.

Relevant Market Valuation means the “mark to market” valuation for each Seller Shareholder Loan calculated in accordance with Part 13 of the Schedule.

Relief has the meaning set out in Part 8 of the Schedule (Tax Deed).

Repeated Warranties means the Warranties except for the Warranties in paragraphs 3.1, 3.2, 3.3, 3.5, 3.6, 3.7, 3.8, 4.1, 4.2, 7.1, 7.4, 8.4, 9.7, 9.8, 10.3, 11.2, 12.2.1, 12.2.3, 13.4.2, 14.2, 15.2, 15.5.2, 15.6, 15.7, 15.8.1, 15.8.2(a), 15.8.2(d), 16.2.6 and 17 of Part 5 (which, for the purposes of identification only, are marked by an asterisk (*)) of the Schedule and Repeated Warranty shall be construed accordingly.

Representatives means, in relation to a party, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants and consultants of that party and/or of its respective Affiliates.

Reserves Report means the following Disclosure Documents:

B. Financial / 5. Actuarial and Insurance / 5.8 — “Censored UKI Report 2007Q3.pdf”

Seller Appointed Directors means the directors of the Company (and the Subsidiaries) appointed by the Seller pursuant to the JV Agreement.

Seller Hedging Facility means the back-to-back loan trades and corresponding deposit trades (together, a Back to Back Trade) comprising the interest rate hedging arrangements between the Seller (through RBS Group Treasury) and TPFL under which the Seller provides facilities to TPFL to hedge its position against interest rate changes.

Seller Obligation means any representation, warranty or undertaking to indemnify (including, without limitation, any covenant to pay pursuant to the Tax Deed) given by the Seller to the Purchaser under this Agreement.

Seller Shareholder Loans means the subordinated shareholder loan facilities between the Seller (as lender) and TPFL or TPF Compare (as borrower) and Seller Shareholder Loan shall mean any of them.

Seller Wholesale Loan Facilities means the short term wholesale rolling credit facilities with maturities of three months or less between the Seller (as lender) and TPFL (as borrower) and Seller Wholesale Loan Facility shall mean any one of them.

Seller’s Documents means the documents (other than this Agreement) to be executed by the Seller at Completion referred to in Clause 6.2 and set out in Section A of Part 2 of the Schedule.

Seller’s Group means the Seller and any of its Affiliates but excluding each Group Company.

Seller’s Solicitors means Dundas & Wilson C.S. LLP of Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2EN.

Seller’s Solicitors’ Bank Account means the Dundas & Wilson C.S. LLP client account at Royal Bank of Scotland plc, 142/144 Princes Street, Edinburgh, EH2 4EG, Sort Code 83-51-00 and Account Number 00143803.

Shares means the 124,089,500 ‘A’ ordinary shares of 10p each in the capital of the Company.

Subsidiaries means the subsidiaries and subsidiary undertakings of the Company, the details of which are set out in Section ES of Part 1 of the Schedule (Particulars of the Company and the Subsidiaries) and references to a Subsidiary include a reference to each of those individual subsidiaries and subsidiary undertakings.

Surviving Provisions means Clauses 1, 4.6, 19, 20, 22 to 25 (inclusive), 27, 28 and 30 to 32 (inclusive).

Tax has the meaning given in the Tax Deed.

Tax Claim means a claim by the Purchaser under or in relation to the Tax Warranties or the Tax Deed.

Tax Deed means the deed of covenant relating to taxation contained in Part 8 of the Schedule (The Tax Deed).

Tax Liability has the meaning given in the Tax Deed.

Tax Warranties means the Warranties contained in paragraph 14 of Part 5 of the Schedule and references to a Tax Warranty shall be construed accordingly.

Taxation Authority has the meaning given in the Tax Deed.

Taxes Act means Income and Corporation Taxes Act 1988.

TCGA means Taxation of Chargeable Gains Act 1992.

Termination Agreements means the General Termination Agreement and the Insurance Termination Agreement.

Termination Date means the date falling nine months after the date of this Agreement (or such later date as the parties may agree in writing).

Tesco Stores means Tesco Stores Limited, a company incorporated in England and Wales (registered number 00519500), whose registered office is at Tesco House, Delamare Road, Cheshunt, Hens, EN8 9SL.

TPF ATMSL Deposit means the amount of approximately £3,200,000 currently deposited by TPF ATM Services Limited with the Seller which is due to mature on 18 August 2008.

TPF Compare means Tesco Personal Finance Compare Limited, a company incorporated in Scotland (registered number SC318925) whose registered office is at 24/25 St Andrew Square, Edinburgh, EH2 1AF.

TPFL means Tesco Personal Finance Limited, a company incorporated in Scotland (registered number SC173199) whose registered office is at 24/25 St Andrew Square, Edinburgh, EH2 1AF.

Transaction means the transactions contemplated by this Agreement and the New Contractual Arrangements, including the sale and purchase of the Shares.

Transaction Documents means this Agreement, the Disclosure Letter, the Termination Agreements, the New Contractual Arrangements and any other document in the agreed form.

UKI means UK Insurance Limited, a company incorporated in England and Wales (registered number 01179980) whose registered office is at The Wharf, Neville Street, Leeds, LS1 4AZ.

UKI Financial Information means the following Data Room Documents:

D. Questions S. Answers/Documents referred to in responses – “314 & 315 - Opal finance pack version 5 ff.xls”

UKI Group means UKI and any of its Affiliates.

Ulster Bank Employment Matters Agreement means the employment matters agreement relating to certain employees of Ulster Bank amongst the Seller, Ulster Bank Ireland Limited, Ulster Bank Limited and TPFL in the agreed form.

VAT means value added tax.

VATA means Value Added Tax Act 1994.

Warranties means the warranties contained in Part 5 of the Schedule (The Warranties) and references to a Warranty shall be construed accordingly.

1.2	In this Agreement, unless the context otherwise requires, the following words and phrases are to be interpreted as set out below.

1.2.1	Agreed form

References to any document being in the agreed form mean that document in the form agreed between and, for the purposes of identification only,

signed or initialled by or on behalf of, the Seller and the Purchaser (together with any agreed amendments).

1.2.2	Statutory provisions

References to statutory provisions, enactments or European Community directives shall include references to any amendment, modification, extension, consolidation, replacement or re-enactment of any such provision, enactment or directive (whether before or after the date of this Agreement), to any previous enactment which has been replaced or amended and to any regulation, instrument or order or other subordinate legislation made under such provision, enactment or directive.

1.2.3     Words and phrases from the Act

The words company, body corporate, subsidiary, holding company, subsidiary undertaking, parent undertaking, group undertaking and group have the meanings set out in the Act. Unless the context requires otherwise, words and expressions defined in or having a meaning provided by the Act at the date of this Agreement shall have the same meaning in this Agreement and references to the Companies Act 2006 or any provision of the Companies Act 2006 include a reference to any statutory provision for which it is a re-enactment or replacement (with or without modification) in so far as it relates to a period of time when such earlier statutory provision was in force.

1.2.4     Importation of words

Except where the context specifically requires otherwise: words importing one gender shall be treated as importing any gender; words importing individuals shall be treated as importing corporations and vice versa; words importing the singular shall be treated as importing the plural and vice versa: and words importing the whole shall be treated as including a reference to any part thereof.

1.2.5    General and specific words

The meaning of general words shall not be restricted by any particular examples preceding or following those general words and any phrase introduced by the terms including, include, in particular or any similar expression shall be construed accordingly.

1.2.6    Headings

The clause and paragraph headings and the table of contents used in this Agreement are inserted for ease of reference only and shall not affect construction.

1.2.7    Incorporation of the schedule

The Schedule (and parts of the Schedule) are incorporated into and form part of this Agreement as if set out in full in this Agreement and a reference to this Agreement includes a reference to the Schedule (and parts of the Schedule).

1.2.8    References to agreement

References to this Agreement includes this Agreement as amended or supplemented from time to time (in accordance with its terms).

1.2.9    References to parties, clauses and the schedule

References in this Agreement and the Schedule (and parts of the Schedule) to the Introduction or to a party, Clause or Schedule are references respectively to the Introduction or the relevant party, clause or schedule to this Agreement.

1.2.10   References to persons

References to persons shall include natural persons, bodies corporate, unincorporated associations and partnerships, in each case whether or not having a separate legal personality and irrespective of the jurisdiction in or under the law of which it was incorporated or exists.

1.2.11   Assignation

Subject to Clause 23 (Assignation), references to the parties include their respective successors and assignees or transferees.

1.2.12   Connected person

A person is deemed to be connected with another if that person is so connected within the meaning of Section 839 of the Taxes Act.

12.13    Knowledge and awareness of Seller

Save where otherwise expressly provided in this Agreement, any statement in this Agreement which refers to the knowledge or awareness of the Seller or any similar expression is limited to the actual knowledge or awareness as at the date of this Agreement of the Seller Appointed Directors and the following individuals:

(a)	Alastair Wilson (in respect of Tax matters only)

(b)	David Stevanovic (in respect of Tax matters only)

(c)	David Arden

(d)	Duncan McKinnell

(e)	Fred Bell (in respect of regulatory matters only)

(f)	Julie Cuthbert

(g)	Nigel Crutchley

(h)	Mike Kennelly (in respect of IPR matters only)

(i)	Charles Crawford (in respect of matters relating to UKI and the insurance business of the Group)

(j)	Peter Cawdron (in respect of matters relating to UKI and the insurance business of the Group)

(k)	Peter Bole (in respect of matters relating to UKI and the insurance business of the Group only)

(l)	Sheree Howard (in respect of matters relating to UKI and the insurance business of the Group only)

(m)	Chris Sullivan (in respect of matters relating to UKI and the insurance business of the Group only)

(n)	Peter Dingle

(o)	Stephen Sanders (in respect of regulatory matters only)

(p)	Stewart Raeside

(q)	Janice Howitt (in respect of employment matters only)

(r)	Caroline Craig(in respect of matters relating to Direct Line only)

including, in each case, the knowledge they would have had following reasonable enquiry within their respective business functions, but without obligation to make any enquiry of professional or other advisors or other third parties outside the Seller’s Group.

1.2.14	Knowledge and awareness of Purchaser

Any statement in this Agreement which refers to the knowledge or awareness of the Purchaser, or any similar expression shall mean the actual knowledge or awareness as at the date of this Agreement of the Purchaser Appointed Directors and the following individuals:

(a)  Benny Higgins;

(b)	Roger Fogg in respect of Warranties 6.1 and 6.2.1 (but only in so far as such Warranties relate to marketing matters), and 8 and 10);

(c)	Mark George:

(d)	Dan Gilsenan;

(e)	Alistair Rose;

(f)	Nick Mourant (in respect of financial commitments and borrowing matters only);

(g)	Tim Voak (in respect of Tax matters only);

(h)	Bob Fitzsimmons (in respect of Tax matters only);

(i)	Sital Wadher (in respect of employment matters only); and

(j)	Katherine Hill (in respect of employment matters only).

2.	SALE AND PURCHASE OF SHARES

2.1	Sale and purchase

On the terms and subject to the conditions set out in this Agreement, the Seller shall sell and the Purchaser shall purchase the Shares free of all Encumbrances as at and with effect from Completion.

This Clause 2.1 shall have effect notwithstanding any provision of the JV Agreement or the articles of association of the Company and each party waives any pre-emption or similar rights it has under those documents in relation to the transfer of the Shares.

2.2	Title

The Seller shall at Completion transfer the legal and beneficial interest in the Shares to the Purchaser. The Seller shall at Completion procure that all shares in the capital of each Subsidiary not registered in the name of a Group Company shall be transferred to the Purchaser (or its nominee) free from all Encumbrances.

2.3	Rights attached to the shares

The Seller shall sell and the Purchaser shall purchase the Shares and each right attaching to the Shares at Completion, including the right to receive all dividends and distributions declared, paid or made in respect of the Shares after Completion.

2.4	Simultaneous purchase of shares

Notwithstanding the other provisions of this Clause 2, the Purchaser shall not be obliged to complete the purchase of any of the Shares unless the purchase of all the Shares is completed simultaneously.

3	CONSIDERATION

3.1	Consideration

The consideration for the purchase of the Shares is £950,000,000 (the Consideration) payable by the Purchaser to the Seller at the time and in the manner set out in Clause 6 (Completion).

3.2	Adjustment to Consideration

Any payment made in satisfaction of a liability under a Seller Obligation or a Purchaser Obligation shall be deemed to adjust the price paid for the Shares under this Agreement to the extent legally possible.

4	CONDITIONS

4.1	Conditions

Completion is conditional upon and subject to the Conditions being fulfilled or waived (pursuant to Clause 4.4) on or before 5 p.m. on the Termination Date.

4.2	Time limit for fulfilment and notification

The Seller and the Purchaser shall each use their reasonable endeavours to fulfil or procure the fulfilment of the Conditions as soon as practicable and in any event on or before 5 p.m. on the Termination Date and shall notify the other party promptly upon receiving notice of the satisfaction of each such Condition.

4.3	Notification of non-fulfilment

The Seller and the Purchaser undertake to notify each other promptly of any event, circumstance or thing which arises or comes to their respective knowledge which prevents or is reasonably likely to prevent any of the Conditions from being fulfilled on or before 5 p.m. on the Termination Date.

4.4	Waiver

Notwithstanding Clauses 4.1, 4.2 and 4.3, the Purchaser and the Seller acting jointly may waive the Conditions (save for Condition 4 (Material Adverse Change), which may only be waived by the Purchaser) or any of them.

4.5	Material Adverse Change

If a Material Adverse Change should occur prior to Completion, the Purchaser may, without liability to the Seller, elect not to complete the purchase of the Shares by giving notice in writing to the Seller (a Termination Notice) at any time prior to Completion.

4.6	Non-fulfilment

If either (a) a Termination Notice is given by the Purchaser to the Seller, or (b) if any of the Conditions has not been fulfilled or, where permitted, waived on or before 5 p.m. on the Termination Date, unless otherwise agreed in writing between the parties:

4.6.1	this Agreement shall terminate (save for the Surviving Provisions); and

4.6.2
subject to Clause 4.6.1 above, the parties shall and shall be deemed to waive any and all rights which they have under this Agreement or any other Transaction Document except for any rights which have accrued before the Termination Date or which arise under the Surviving Provisions.

4.7	Purchaser to involve the Seller

Subject to the Seller complying with Clause 4.9, the Purchaser shall:

4.7.1
ensure that the applications contemplated by paragraphs 1 and 2 of Part 3 of the Schedule (the Regulatory Conditions) are submitted to the appropriate authorities as soon as reasonably practicable and, in relation to the application contemplated by paragraph 1 only, in any event, within 10 Business Days of the date of this Agreement;

4.7.2
promptly notify and/or provide the Seller and its advisers with copies of any communications (other than those of a solely administrative nature), from any Regulatory Authority in relation to procuring the satisfaction of the Regulatory Conditions unless (and only to the extent to which) such notification is expressly prohibited by that authority, or such communication contains any information which the Purchaser reasonably considers commercially sensitive to the Purchaser in which case a non-confidential version of the communication must be provided to the Seller and any commercially sensitive information shall be provided to the Seller’s counsel and advisors pursuant to a separate, customary confidentiality agreement; and

4.7.3
promptly notify and/or provide the Seller and its advisers with draft copies of all submissions to, and material communications with any Regulatory Authority in relation to the Regulatory Conditions subject to bona fide exclusion of the information which the Purchaser reasonably considers commercially sensitive to the Purchaser, at such time (to the extent possible) as will allow the Seller and its advisers a reasonable opportunity to provide comments on such submissions and communications before they are submitted or sent (such comments to be provided promptly by the Seller) and promptly provide the Seller and its advisers with copies of all such submissions and communications in the form submitted or sent, subject to the aforementioned exclusions, unless (and only to the extent) disclosure of such documents or draft documents is expressly prohibited by the relevant authority.

4.8	Seller’s notification

The Seller shall make a courtesy notification to the Irish Financial Services Regulatory Authority between the date of this Agreement and Completion, subject to the form of such notification being provided by the Seller to the Purchaser prior to such notification and the Purchaser being given a reasonable opportunity to provide comments thereon.

4.9	Cooperation between the parties

Each party shall promptly provide the other party with all assistance and information that is reasonably requested by it in connection with the satisfaction of the Regulatory Conditions, and each party shall provide all information and assistance reasonably required by any relevant Regulatory Authority upon being requested to do so by such Regulatory Authority or the other party (including negotiating in good faith as to the form of any agreed form document where amendments to that document are reasonably required by a Regulatory Authority). The disclosure by any party of any commercially or competitively sensitive information shall be limited to the other party’s counsel and advisors pursuant to a separate, customary confidentiality agreement.

4.10	Properties

The provisions of Part 11 of the Schedule shall apply to the Properties.

5	INTERIM PERIOD

5.1	Parties’ obligations

During the Interim Period, unless otherwise agreed in writing, each of the Seller and the Purchaser shall:

5.1.1	comply with the provisions of Part 4 of the Schedule (the Interim Period); and

5.1.2	procure, pursuant to the terms of the JV Agreement, that each Group Company complies with the provisions of Part 4 of the Schedule (the Interim Period).

5.2	Consequences of breach

If either the Seller or the Purchaser breaches the provisions of Clause 5.1, the party which is not in breach shall be entitled to make a claim for damages for breach of this Agreement but any such claim shall not prejudice the obligations of both parties to proceed to Completion (subject to the Purchasers right to terminate pursuant to Clause 4 (Conditions)).

6	COMPLETION

6.1	Time and location

Completion of the sale and purchase of the Shares shall take place on the date falling five Business Days after the fulfillment or waiver by the Seller and the Purchaser of the Conditions (other than Condition 4 (Material Adverse Change) which shall be satisfied by delivery of the certificate referred to in paragraph 7 of Section A of Part 2 of the Schedule) or on such later date as the parties shall agree at the offices of the Seller’s Solicitors (or at any other location as agreed upon by the parties).

6.2	Action to be taken by the Seller

At Completion the Seller shall deliver or make available to the Purchaser each of the documents or items set out or referred to in Section A (Seller’s Documents) of Part 2 of the Schedule (Completion).

6.3	Action to be taken by the Purchaser

At Completion, the Purchaser shall:

6.3.1	pay the Consideration by way of an electronic transfer for same day delivery to the Sellers Solicitors’ Bank Account;

6.3.2	deliver to the Seiler the documents set out in Section B (Purchaser’s Documents) of Part 2 of the Schedule (Completion); and

6.3.3
in the event that Completion has not occurred on or by 1 November 2008 (other than as a direct result of any breach by the Seller of Clauses 4 or 5 and Part 4 of the Schedule), pay interest at the Sellers published base rate plus 1.5 per cent on the Consideration from and including 1 November 2008 to, but excluding, the date of actual payment calculated on a daily basis. For the avoidance of doubt, any amount accrued under this Clause 6.3.3 shall only become due and payable on Completion and shall be paid to the Seller’s Solicitors’ Bank Account by way of an electronic transfer for same day delivery.

6.4	Action to be taken jointly by the Seller and Purchaser

At Completion, the Seller and Purchaser shall procure that, at a board meeting of each Group Company held to consider all the necessary steps to effect the matters set out or referred to in Section C (Board Meetings) of Part 2 of the Schedule (Completion), the Purchaser Appointed Directors and Seller Appointed Directors (respectively) who are present at such meeting shall vote in favour of all such steps.

6.5	Completion

Completion shall be deemed to have taken place only on satisfaction or waiver of each and all of the Seller’s and the Purchasers respective obligations to procure delivery or performance of the actions contained or referred to in Clauses 6.2, 6.3 and 6.4 above.

7.	FIXED INTERIM DIVIDEND

7.1
The Seller and the Purchaser hereby undertake to procure that, immediately prior to Completion, the Company will declare an interim dividend of £20,000,000 or, if less, (following compliance with Clause 7.2) the maximum sum that the Company may lawfully pay, by way of dividend solely in favour of the Seller, such interim dividend to be conditional on Completion (the Fixed Interim Dividend). The Purchaser hereby undertakes and confirms that it will waive its right to participate in such dividend.

7.2
The Seller and the Purchaser shall procure that, for the purposes of the payment of the Fixed Interim Dividend, each of the Subsidiaries shall pay to the Company (or as the case may be to its immediate holding company) by way of dividend such sums as any such Group Company may lawfully pay and as shall be required to permit the payment of the Company of the Fixed Interim Dividend in accordance with Clause 7.1.

7.3	The Purchaser hereby undertakes to procure that, immediately after Completion, the Company shall pay the Fixed Interim Dividend in accordance with Clause 26.3.

7.4
If the Fixed Interim Dividend payable under Clauses 7.1 and 7.3 is less than £20,000,000, the Purchaser shall pay to the Seller a sum equal to the amount of the shortfall as additional consideration at Completion in accordance with Clause 26.3.

7.5	The provisions of Clause 24 (Withholdings and Gross Up) shall not apply to the Fixed Interim Dividend.

8.	REFINANCING OF SELLER GROUP LOANS

8.1	The Seller and the Purchaser agree, subject to the terms of this Clause 8, that:

8.1.1	on Completion, the Purchaser shall purchase each Seller Shareholder Loan from the Seller in consideration for the payment of the Relevant Market Valuation in respect of that Seller Shareholder Loan

8.1.2	on Completion, each Back to Back Trade comprising the Seller Hedging Facility shall be either:

(a)	terminated and unwound (a Trade Unwind) in consideration for the payment of the Unwind Amount, to be calculated in accordance with paragraph 2 of Part 13 of the Schedule (Trade Unwinds); or

(b)	transferred from RBS (Group Treasury) to the Seller (GSM Rates) (a Trade Transfer) in accordance with paragraph 3.1 of Part 13 of the Schedule (Trade Transfers);

8.1.3
the parties shall procure that each Seller Wholesale Loan Facility which matures prior to Completion is allowed to roll over to be replaced with a new Seller Wholesale Loan Facility at the LIBOR rate, provided that the new maturity period for that Seller Wholesale Loan Facility is three months or less; and

8.1.4
following Completion, the Purchaser shall procure that each Seller Wholesale Loan Facility is repaid by TPFL on maturity in the ordinary course of business in accordance with its terms and Completion shall not otherwise prejudice or be deemed to amend the terms of each Seller Wholesale Loan Facility.

8.2	During the period between the date of this Agreement and Completion, the Seller shall:

8.2.1	maintain the Seller Wholesale Loan Facility and the Seller Hedging Facility in the ordinary course of business;

8.2.2	following maturity of the TPF ATMSL Deposit, not take any action in respect of the TPF ATMSL Deposit without the Purchaser’s consent; and

8.2.3	co-operate in good faith and provide reasonable assistance as may be requested by the Purchaser for the purposes of preparing for the steps contemplated by this Clause 8.

8.3
By 2.00 pm on the Business Day immediately prior to Completion, the Seller shall deliver to the Purchaser a good faith calculation, in reasonable detail, of the total amount due to be paid by the Purchaser or each member of the Group (as appropriate) to the relevant member of the Sellers Group on Completion pursuant to Clause 8.1.

8.4	The Seller and the Purchaser shall work together in good faith and use all reasonable endeavours to ensure the accurate calculation of these amounts in accordance with Part 13.

9.	POST-SIGNING PAYMENTS

9.1	In this Clause 9, the following words and phrases shall have the meanings stated below:

RBS Insurance Payment means the aggregate sum of twelve equal quarterly payments of £5,000,000 (five million pounds) multiplied by the Relevant Percentage (each, an Instalment up to an aggregate maximum of £60,000,000 (sixty million pounds)), payable in accordance with Clause 9.2.

RBS Insurance Group means the wholly owned insurance business of the Seller or any part thereof which includes UKI or RBSI or both of them (or the material assets or undertakings of UKI or RBSI or both of them).

RES Insurance Sale means any sale of shares or assets, or a merger, scheme of arrangement or any other transaction or series of transactions in each case which results, directly or indirectly, in a change in the ultimate ownership of RBS Insurance Group from the Seller to a person or persons other than a member of the Sellers Group.

RBS Insurance Sale Completion Date means the date of completion of the RBS Insurance Sale.

Relevant Percentage means 100 per cent less the percentage rate of corporation tax which applies at the date on which an Instalment falls due, except that the Relevant Percentage shall be 100 per cent in respect of any Instalments which fall due following the date of receipt of a Tax Notice (as defined in Clause 9.4).

9.2
Conditional upon completion of the RBS Insurance Sale and with effect from the RBS Insurance Sale Completion Date, the Seller hereby undertakes to the Purchaser to pay to the Purchaser an amount equal to the RBS Insurance Payment in accordance with this Clause 9.

9.3
The RBS Insurance Payment shall insofar as possible be treated as an adjustment to the Consideration paid by the Purchaser for the sale of the Seller’s portion of the issued share capital of the Company and the Seller and the Purchaser shall each use their reasonable endeavours to ensure that this treatment is applied.

9.4
In the event that, despite having used reasonable endeavours in accordance with Clause 9.3, the RBS Insurance Payment is brought into charge to corporation tax in the hands of the Purchaser (including in circumstances where any relief is available in respect of such charge to tax), the Purchaser will notify the Seller in writing (a Tax Notice) giving reasonable details of the basis on which the RBS Insurance Payment has been treated as taxable.

9.5
Following receipt of a Tax Notice, the Seller shall pay such additional amount as shall be required to ensure that the total amount of all Instalments which have fallen due on or prior to the date of receipt of the Tax Notice, less the tax chargeable on such total amount (or would have been chargeable but for any relief), is equal to the total amount that would otherwise have been payable.

9.6	Following receipt of a Tax Notice, any further Instalments falling due after the date of receipt of such Tax Notice will be calculated based on a Relevant Percentage of 100 per cent.

9.7
The first quarterly payment comprising the RBS Insurance Payment shall be made by the Seller within five Business Days of the RBS Insurance Sale Completion Date with the remaining eleven quarterly payments to be made by the Seller every quarter thereafter (or if the date for due payment is not a Business Day, the next Business Day).

9.8
The Seller shall inform the Purchaser of the proposed date for the RBS Insurance Sale Completion Date as soon as reasonably practicable following the Seller becoming aware of the same and, in any event, on or prior to the RBS Insurance Sale Completion Date.

9.9
The parties agree that the Sellers obligation to pay the full amount of the RBS Insurance Payment pursuant to this Clause 9 shall be irrevocable, and shall not be affected by and shall survive any termination of, the General Insurance Distribution Agreement.

9.10	Any payments made under this Clause 9 shall be inclusive of VAT.

9.11	For the avoidance of doubt, the provisions of Clause 24.3 shall not apply to any payments made under this Clause 9.

10	WARRANTIES

10.1	Scope

10. 1.1	In consideration of the Purchaser agreeing to purchase the Shares on the terms contained in this Agreement, the Seller:

(a)	warrants to the Purchaser, as at the date of this Agreement, in the terms of the Warranties set out in Part 5 of the Schedule (The Warranties); and

(b)
warrants to the Purchaser, immediately before Completion, in the terms of the Repeated Warranties, by reference to the facts and circumstances then existing as if references in the Repeated Warranties to the date of this Agreement were references to the date of Completion, and the parties acknowledge that the Purchaser has relied upon the warranties given pursuant to this Clause 10.1.1 in entering into this Agreement.

10.1.2	Subject to Clause 10.8 below, any claim by the Purchaser in connection with the Warranties shall be subject only to:

(a)
the matters disclosed in the Disclosure Documents and the Disclosure Letter, provided that any such matters will be treated as qualifying or limiting the application of any Warranty only to the extent that such disclosure is fair, meaning that information about it is set out in the Disclosure Letter or the Disclosure Documents in such detail as to enable the Purchaser (acting reasonably and with the benefit of appropriate professional advice) to identify the nature and scope of the matter disclosed and make a reasonably informed assessment of its impact on the Group, and

(b)	any matter within the Purchaser’s knowledge in accordance with the terms of Clause 10.2; and

(c)	the limitations or exclusions (as the case may be) as set out in Part 9 of the Schedule (Limitations on Seller’s Liability).

10.2	Notification of breach of Warranty

The Seller shall notify the Purchaser in the event that, between the date of this Agreement and Completion, any Seller Appointed Director or any individual named in Clause 1.2.13 becomes actually aware (without obligation of enquiry) that a Warranty given on the date of this Agreement was, when given, incorrect, giving reasonable details (so far as is known to the Seller) of the events, matters or circumstances giving rise to the breach.

10.3	Purchaser’s prior knowledge

The Seller shall not be liable for any Claim or claim under the Tax Warranties if and to the extent that (i) the Purchaser is aware at the date of this Agreement of the fact, matter, event or circumstance which is the subject matter of the Claim or claim under the Tax Warranties and (ii) awareness of the fact, matter, event or circumstance would cause a reasonable person to deduce that a Claim or claim under the Tax Warranties could reasonably be expected.

10.4	Separate and independent warranties

Each of the Warranties shall be construed as a separate and independent warranty such that the Purchaser shall have a separate claim and right of action for every breach of each such warranty. No Warranty shall be limited by reference to any other Warranty.

10.5	Information provided to Seller

Except as expressly provided in this Agreement, any information supplied by or on behalf of the Seller or any Group Company, or their officers, employees, agents representatives or advisers to the Purchaser or their respective agents, representatives or advisers in connection with the Warranties, the information disclosed in the Disclosure Letter, the Disclosure Documents and/or the Business and affairs of a Group Company shall not constitute a representation, warranty or undertaking as to its accuracy.

10.6	Claims against employees

10.6.1
The Seller undertakes to the Purchaser that, except in the case of fraud or fraudulent misrepresentation, it waives and shall not make any claim against any employee, director, agent or officer of any Group Company (or any Head Office Employee or Key Insurance Employee) or of any member of the Purchasers Group on whom it may have relied in relation to any information supplied or omitted to be supplied by any such person in connection with this Agreement or any other Transaction Document.

10.6.2
The Purchaser undertakes to the Seller that, except in the case of fraud or fraudulent misrepresentation, it waives and shall not make any claim against any employee, director, agent or officer of any member of the Seller’s Group on whom it may have relied in relation to any information supplied or omitted to be supplied by any such person in connection with this Agreement or any other Transaction Document.

10.7	Purchaser warranties

The Purchaser warrants to the Seller in the terms of the warranties set out in Part 6 of the Schedule (Purchaser’s Warranties):

107.1	as at the date of this Agreement; and

10.7.2	immediately before Completion, by reference to the facts and circumstances then existing.

10.8	Limitation on liability

Nothing in this Clause 10 or Part 9 of the Schedule shall limit or exclude any liability of the Seller in relation to the Warranties contained in paragraphs 1 (Capacity), 2.1 (Legal and Beneficial Ownership of Shares) and 2.2 (No Encumbrance) of Part 5 of the Schedule (The Warranties).

10.9	Set-Off

If either party has a liability arising in relation to any claim under this Agreement (including a Claim), any amounts due in satisfaction of that liability shall be paid in full without deduction or retention (except as required by law or as otherwise expressly permitted under this Agreement). Each party hereby waives and relinquishes any right of set off or counterclaim which it may have in respect of the payment of any such amount.

10.10	Termination Agreements to be without prejudice to claims

For the avoidance of doubt, no waiver of any rights, claims or remedies (including under the Existing Contractual Arrangements) by the Purchaser pursuant to any Termination Agreement or any other Transaction Document shall extinguish, reduce or otherwise prejudice the Purchaser’s right to bring any claim under this Agreement, in accordance with its terms.

11	PURCHASER’S UNDERTAKINGS

11.1	Access to books and records

Following Completion, and subject at all times to Clause 19 (Confidentiality), the Purchaser shall, at the Seller’s cost, provide the Seller, its professional advisers or,

with the Purchasers consent, its agents, as soon as practicable with reasonable access at reasonable times during any Business Day to the books and records of the Group (and in any event within five Business Days of a request being made by the Seller), and with the prior consent of the Purchaser (not to be unreasonably withheld or delayed), to officers and employees of the Group, which the Seller or any other member of the Seller’s Group or any of their professional advisers or agents may reasonably require in connection with any report, return, statement, audit, filing or other requirement under any applicable law or regulation to the extent that they relate to the Group or the Business for the period up to Completion (the Group Prior Records).

11.2	Preservation of documents

The Purchaser undertakes to the Seller (and any member of the Seller’s Group, as appropriate) that for 3 years (or 7 years in respect of matters relating to tax) from the date of Completion, it shall (and shall procure that each Group Company shall) not destroy or dispose of the Group Prior Records without first giving the Seller at least 2 months’ notice of its intention to do so and a reasonable opportunity to remove and retain any of them (at the Sellers expense).

11.3	Cash Handling Contract

The Purchaser undertakes to procure that Tesco Stores agrees or consents to the amendment of the terms of the Cash Handling Contract to provide for:

11.3.1	subject to Clause 11.3.2, the term of the Cash Handling Contract to be extended to 31 July 2015 (being the term of the ATM CSA); and

11.3.2	the Cash Handling Contract to terminate if the ATM CSA is terminated or expires for any reason.

12.	ANTI-EMBARRASSMENT

12.1	The following additional definitions shall apply for the purpose of this Clause 12:
control has the meaning given to it in section 840 of the Income and Corporation Taxes Act 1988 and controlling interest shall be construed accordingly.
Disposal means any event the effect of which is that, whether by one transaction or a series of related transactions, any person or group of persons (not being a member of the Purchaser’s Group and whether connected to each other or not) (a Third Party):

(a)	obtains, whether directly or indirectly, an interest in shares or any other securities (including, without limitation, any securities convertible into shares or options over shares) of any Group Company which confer (or which would confer on conversion of any securities or on the exercise of any options or otherwise) a controlling interest in that Group Company (a Share Disposal); Or

(b)	acquires all or substantially all of the assets or undertaking of a Group Company (an Assets Disposal),

and such events shall include (without limitation):

(c)
any sale, merger, joint venture or listing or admission to trading on any investment or securities exchange or dealing facility which results in a Third Party holding, directly or indirectly, a controlling interest in a Group Company; or

(d)
any issue of shares or securities (including, without limitation, any securities convertible into shares or options over shares) which causes (or which would on conversion or exercise cause) a Third Party to hold, directly or indirectly, a controlling interest in a Group Company; or

(e)	any sale of all or substantially all of the assets or undertaking of a Group Company;

collectively being Related Disposal Events; or

(f)
the entry into by the Purchaser or a member of the Purchaser’s Group of any agreement, arrangement or other binding commitment (whether conditional, contingent or otherwise) the effect of which would be (whether directly or upon satisfaction of conditions or the occurrence of contingencies or otherwise) to effect a Disposal (a Disposal Agreement).

Permitted Event means (i) any disposal of assets or incurring of any Encumbrance by a Group Company in the ordinary and usual course of business (including in connection with any securitisation or financing undertaken in relation to the Group at any time); (ii) any Share Disposal, Asset Disposal or Related Disposal Event to, or Disposal Agreement in favour of, another member of the Purchaser’s Group (provided such transferee does not cease to be a member of the Purchaser’s Group and so that if such transferee ceases, for whatever reason, to be a member of the Purchasers Group then the Purchaser shall (prior to such transferee so ceasing) procure a disposal of the relevant shares or assets or assignation of the relevant Disposal Agreement (as the case may be) to a continuing member of the Purchaser’s Group); (iii) any Disposal of any assets or any part or parts of the Group or Business which (when taken together with any other assets or part or parts of the Group or Business which have been the subject of a Disposal in the Restricted Period)

contributed 10% or less of the 2008 operating profits of the Group (before minority interest and tax) as shown in the Business Plan.

Restricted Period means the period from the date of this Agreement until the first anniversary of the date of Completion.

12.2	The Purchaser undertakes to the Seller that no Disposal other than a Permitted Event shall occur during the Restricted Period.

12.3
The Purchaser undertakes to the Seller that it will throughout the Restricted Period act in good faith in relation to the provisions of this Clause 12 and shall not and shall procure that no Group Company shall take or cause or permit others to take any action all or any part of the purpose or effect of which is designed to circumvent the restriction set out in Clause 12.2.

13.	SELLER’S UNDERTAKINGS

13.1
Following Completion, the Seller shall procure that all records, papers, documents and data (including, for the avoidance of doubt, all relevant historical risk management documents) in the possession, custody or control of, or kept or made by or on behalf of, any member of the Sellers Group relating exclusively to the Group, any Group Company, their business, operations or customers (in electronic or hard copy and including Customer Data and Records) be deemed to be the property of, and shall be held on trust for, the relevant Group Company and any such items shall be delivered or made available to the relevant Group Company promptly upon request.

13.2
Following Completion, and subject at all times to Clause 19 (Confidentiality), each member of the Seller’s Group shall, at the Purchaser’s cost, provide the Purchaser, its professional advisers or, with the Sellers consent, its agents, as soon as practicable with reasonable access at reasonable times during any Business Day to the books and records of the Seller or any member of the Seller’s Group (and in any event within five Business Days of a request being made by the Purchaser) and, with the prior consent of the Seller (not to be unreasonably withheld or delayed), to officers and employees of the Seller or any member of the Seller’s Group, which the Purchaser or any other member of the Purchaser’s Group or any of their professional advisers or agents may reasonably require in connection with any report, return, statement, audit, filing or other requirement under any applicable law or regulation to the extent that they relate to the Group or the Business for the period up to Completion (the Seller Prior Records).

13.3	The Seller undertakes to the Purchaser (and any member of the Purchaser’s Group, as appropriate) that for 3 years (or 7 years in respect of matters relating to tax) from

Completion it shall (and shall procure that each member of the Seller’s Group shall) not destroy or dispose of the Seller Prior Records without first giving the Purchaser at least 2 months’ notice of its intention to do so and a reasonable opportunity to remove and retain any of them (at the Purchaser’s expense).

13.4
With effect from the Completion Date, the Seller assigns (where relevant by present assignation of future copyright) to the Purchaser, the entire right, title, interest and property (present and future) in and to all Intellectual Property Rights in the look and feel (including the textual and graphical content, format, layout and presentation) of the website accessible at www.tescocompare.com that are expressly associated with the Purchaser and/or TPF Compare and that are owned by a member of the Sellers Group, free from all Encumbrances, including the right to sue (and to retain damages recovered) in respect of any infringement or unauthorised use of any of these Intellectual Property Rights that may have occurred before the Completion Date (whether or not that infringement or use continues after the Completion Date). The Seller shall execute (or procure the execution of) at its own cost any and all further documents as may be necessary to give effect to the assignation of these Intellectual Property Rights. This Clause 13.4 does not apply to “Customer Data” as defined in the Compare CSA.

13.5	Preparation for Completion

The Sellers shall, and shall procure that the Seller’s Group and (in so far as it is able) the Group shaft, use reasonable endeavours and co-operate in good faith with the Purchaser (including responding to the Purchaser’s reasonable requests for information, access and assistance in a timely manner), to assist the Purchaser with:

13.5.1	the preparations for the implementation of the New Contractual Arrangements from Completion including, in particular

(a)	agreeing the identity and frequency of the matters referred to in paragraph 3.1(j)) of Part A of Schedule 3 to the Banking CSA;

(b)	agreeing on the MI (as defined in the Banking CSA) to be provided to TPFL in compliance with the principles set out in Part G of Schedule 3 to the Banking CSA:

(c)	preparations for the orderly hand-over and implementation of TPF Fraud Strategies (as defined in the Banking CSA):

(d)
the ring-fencing of the ICARUS (Integrated Credit Analysis Retail User Solution) system and the provision of a data feed for the purposes of TPFL accessing the TPF Data (pursuant to the terms of the Banking CSA).

13.5.2	the preparations for the securitisation of the TPFL credit card portfolio from Completion; and

13.5.3	the completion of an ICAAP for the Group.

13.6	Implementation Committee

13.6.1
The parties shall set up a implementation committee comprising persons of suitable standing from the Purchaser and the Seller to meet on a fortnightly (or more frequent) basis to consider issues arising in relation to the proposed migration of the Business to the Purchaser and the implementation of the New Contractual Arrangements from Completion (the Implementation Committee).

13.6.2
The Implementation Committee shall consider in good faith any matters brought to its attention and shall use reasonable endeavours to resolve any such matters in a timely way which is acceptable to both parties.

14	TAX DEED

The provisions of Part 8 of the Schedule (The Tax Deed) apply with effect from the date of Completion.

15	INSURANCE

15.1
Up to and including the Completion Date, the Seller shall (and shall ensure that each of its Affiliates and each Group Company shall) continue in force and comply with all policies of insurance in respect of the Group Companies and not knowingly do anything which might reasonably make such a policy void or voidable or might result in an increase in the premium payable under the policy or prejudice the ability to effect equivalent insurance in the future.

15.2
If any insured event occurs before Completion in relation to any Group Company, the Seller shall use all reasonable efforts to make recovery under the relevant policy prior to Completion. To the extent that recovery is made following Completion, the Seller shall ensure that the proceeds are dealt with in accordance with the instructions of the Purchaser, acting reasonably, and the Purchaser may request that the proceeds be paid to the Purchaser or to any third party claimant.

15.3	Except to the extent that:

15.3.1	any insurance policy is required to be continued in force after Completion pursuant to Clause 15.4 below; or

15.3.2	the Seller is under an obligation under the New Contractual Arrangements to maintain agreed levels of insurance,

the Seller shall be entitled to arrange for the benefit of all insurance provided by the Seller’s Group in relation to the Group Companies (whether under policies maintained with third party insurers or other members of the Seller’s Group) to cease upon Completion.

15.4
From Completion, the Seller shall ensure that all insurance policies which are in force at Completion continue in force on the same terms to the extent that (i) they provide cover in relation to the carrying on of the Business by any Group Company before Completion and/or any matter or event occurring in relation to any Group Company before Completion and (ii) under their respective terms, claims can still be made or pursued after Completion. The only Gems that will be made or pursued by or on behalf of the Purchaser’s Group under those policies (together the Permitted Claims) will be:

15.4.1	those that have already been notified to the relevant insurer(s) before Completion and are pending or outstanding at Completion;

15.4.2
in relation to ‘occurrence’ based policies (including any ‘Employers Liability’ or ‘Public/Products Liability’ policies), any claims notified within the relevant statutory limitation period to the relevant insurers for “incurred but not reported” events arising prior to Completion;

15.4.3	in relation to ‘claims made’ based policies (including any ‘Professional Indemnity’ or ‘Crime’ policies), any claims notified within 6 years of Completion to the relevant insurers; and

15.4.4
in relation to Directors & Officers Liability policies, any claims notified to the relevant insurers for so long as the Seller maintains such policies provided that the Seller shall be obliged to give the Purchaser reasonable written notice of any decision not to renew such policies or if the benefit of the policy is no longer available to the Group.

15.5
The Seller shall ensure that each member of the Seller’s Group shall take such steps as the Purchaser reasonably requires to make and/or pursue any Permitted Claim (including giving notice of the claim to the insurer at the request of the Purchaser) or to assist any Group Company or any member of the Purchasers Group in making the claim, and shall pay to the Purchaser (on behalf of the relevant Group Companies) any proceeds actually received after Completion within 5 Business Days of their receipt.

15.6
From Completion, the Purchaser shall (and shall ensure that each of its Affiliates and each Group Company shall), on becoming aware of any Permitted Claim, promptly notify any Permitted Claim to the Seller.

16	GUARANTEES

16.1
The Purchaser shall use its reasonable efforts to ensure that, as soon as reasonably practicable after Completion, each member of the Seller’s Group is released from all Guarantees given by it in respect of obligations of any Group Company. Pending release of any such Guarantee, the Purchaser shall indemnify the Seller and each of its Affiliates against any and all costs arising after Completion under or by reason of that Guarantee.

16.2
The Seller shall use its reasonable efforts to ensure that, as soon as reasonably practicable after Completion, each Group Company is released from all Guarantees given by it in respect of obligations of any member of the Sellers Group. Pending release of any such Guarantee, the Seller shall indemnify the Purchaser and each of its Affiliates against any and all costs arising after Completion under or by reason of that Guarantee.

17	PROTECTIVE COVENANTS

17.1
The Seller agrees with the Purchaser and its successors in title as a separate and independent agreement that neither the Seller nor any member of the Seller’s Group shall, in any capacity, at any time after Completion:

(a)	sell (or purport to sell) any of the information relating to customers derived from the Customer Data and Records (Restricted Information) to any third party;

(b)
use any Restricted Information for any purpose, including for the purpose of any marketing activities directed solely or primarily at any customer of the Group or for soliciting any customer of the Group for any financial product, other than as expressly permitted under any Transaction Document; or

(c)	disclose any Restricted Information to any third party, except as permitted pursuant to Clause 19.2.8.

17.2
The Seller undertakes that, subject to Completion and Clauses 17.4 and 17.5 below, for a period of one year following Completion it shall not, and it shall procure that each member of the Seller’s Group shall not, either alone or jointly with, through (which includes by ownership of any shares direct or indirect control) or on behalf of (whether as director, partner, consultant, manager, principal, agent or otherwise) any person, enter into any joint venture, consortium or partnership arrangement similar to that conducted between the Seller and Purchaser under the JV Agreement (a Similar JV Arrangement) with any of, or any of the Affiliates of, Wal-Mart Stores Inc,

Somerfield plc, the Co-operative Group, J. Sainsbury plc, Marks and Spencer plc, Waitrose Limited, Wm Morrison Supermarkets plc, Aldi Stores Limited or Lidl in England, Scotland or Wales (the Restricted Retailers) save where the Purchaser has given its prior consent following reasonable detailed notice of the proposal by the Seller to enter into a Similar JV Arrangement with a Restricted Retailer. The parties acknowledge that this restriction shall not prohibit the Seller or any member of the Sellers Group from providing banking services in the normal course of business of any member of the Seller’s Group as is carried out at the date of this Agreement with the Restricted Retailers.

17.3
The restriction in Clause 17.2 shall not prevent the Seller from providing any co- branded banking products or “white labelled” consumer products with a Restricted Retailer, provided that such products are not established or provided through a Similar JV Arrangement.

17.4
There shall be no breach of this Clause 17 where the Seller or any member of its Group acquires an interest in any company or business (whether through acquiring an interest in shares or otherwise) by or through the exercise by the Seller or any member of its Group of any rights in respect of any Encumbrance arising in the ordinary course of business.

17.5
Where any member of the Purchaser’s Group gives notice of termination of any New Contractual Arrangement, the restriction set out in Clause 17.2 shall (if applicable) cease to apply to the Seller and each member of the Seller’s Group, in relation to the provision by the Seller or each member of the Seller’s Group of similar services to those provided under the New Contractual Arrangement in respect of which the notice of termination has been given.

17.6
The Seller undertakes to the Purchaser that it will, for a period of one year following Completion, act in good faith in relation to the provisions of this Clause 17.2 and shall not and shall procure that no member of the Seller’s Group shall take or cause or permit others to take any action all or any part of the purpose or effect of which is designed to circumvent the restriction set out in Clause 17.2.

17.7
The undertakings given in Clauses 17.1 and 17.2 are given to the Purchaser and to each of its Affiliates. The Seller acknowledges that each is an entirely independent restriction and is no greater than is reasonably necessary to protect the interests of the Purchaser and its Affiliates. If any such restriction shall be held void or unenforceable but would be valid if deleted in part or reduced in its application, then that restriction shall apply with such modifications as may be necessary to make it valid and effective.

18.	PENSIONS

18.1	In this Clause 18:

(a)
Moral Hazard Liability means any liability, cost, claim, demand or expense (including legal and actuarial fees) that is incurred in relation to the Sellers Schemes before, on or after Completion by any member of the Purchaser’s Group who is connected with, or an associate of, an employer of any of the Sellers Schemes under section 38 to 43 (inclusive) of the Pensions Act 2004.

(b)	Relevant Percentage means one hundred per cent less the percentage corporation tax rate which applies in the financial year in which a payment under Clause 18.2 is due to be made

(c)
Seller’s Schemes means each occupational pension scheme (other than a money purchase scheme) of which any member of the Seller’s Group is an employer, including but not limited to the Royal Bank of Scotland Group Pension Fund and the Ulster Bank Pension Scheme.

(d)	A word or phrase that is defined in the Pensions Act 2004 shall have the same meaning in this clause 18.

18.2
Subject to clause 18.6, the Seller undertakes to the Purchaser to pay to the Purchaser by way of adjustment to the Consideration a sum equal to the amount of any Moral Hazard Liability multiplied by the Relevant Percentage. Payment is due from the Seller when payment of the Moral Hazard Liability falls due and payable.

18.3
Any payments made pursuant to the indemnity granted at Clause 18.2 shall insofar as possible be treated as an adjustment to the Consideration and the Seller and the Purchaser shall each use their respective reasonable endeavours to ensure that this treatment is applied.

18.4
In the event that, despite having used reasonable endeavours pursuant to Clause 18.2, any sum payable to the Purchaser under Clause 18.2 is subject to a charge to Tax (including in circumstances where any relief is available in respect of such charge to Tax), the Seller shall pay such additional amount as shall be required to ensure that the total amount paid, less the Tax chargeable on such amount (or that would have been chargeable but for such relief), is equal to the amount which would otherwise have been payable.

18.5	For the avoidance of doubt the provisions of Clauses 24.3 and 24.6 shall not apply to payments made under this Clause 18.

18.6	The Seller’s liability under this Clause 18 shall be limited as follows:

18.6.1
the Seller shall not be liable unless it receives from the Purchaser written notice of a claim for payment (stating, so far as practicable and known to the Purchaser, in reasonable detail the matter giving rise to the claim and an estimate, on a without prejudice basis, the amount of the claim) on or before the expiry of the period ending eighteen months after the date of Completion; and

18.6.2	the maximum aggregate liability of the Seller shall be £43.000,000 (including all legal and other professional costs, fees, charges and expenses of the Purchaser).

19.	CONFIDENTIALITY

19.1
The Seller and the Purchaser shall each (and shall ensure that its Representatives shall) during and after the term of this Agreement preserve the confidentiality of the Confidential Information, and except to the extent otherwise expressly permitted by this Agreement, not use such Confidential Information or reveal, report, publish, disclose or transfer such Confidential Information to any person.

19.2
Clause 19.1 shall not prevent either party or Its Representatives, after consultation with the other party whenever lawful and practicable, to do so, disclosing Confidential Information if and to the extent:

19.2.1	required by law; or

19.2.2	required by any securities exchange on which either party’s securities are listed or traded; or

19.2.3	required by any regulatory or governmental or other authority with relevant powers to which either party is subject or submits; or

192.4	required to enable that party to legally enforce its rights or fulfil its obligations under this Agreement or any Transaction Document; or

19.2.5	that information is in or has come into the public domain other than through the fault of that party or its Representatives; or

19.2.6	the other party has given prior written consent to the disclosure; or

19.2.7	it is necessary to disclose such Confidential Information to any tax authority in order to obtain any relevant tax clearances from that tax authority; or

19.2.8	that information is disclosed to a potential or actual purchaser of the whole or any part of the insurance business of the Seller (a RBSI Purchaser), conditional in each case on:

(a)
any RBSI Purchaser entering into the terms of a confidentiality agreement on no less restrictive terms to this Clause 19, which is capable of direct enforcement by the Purchaser against the RBSI Purchaser;

(b)
the information disclosed being information which UKI reasonably requires in order to provide the services under the General Insurance Distribution Agreement and Life Insurance Distribution Agreement (which shall include, for the avoidance of doubt, a copy of the General Insurance Distribution Agreement and Life Insurance Distribution Agreement and the agreement in relation to the provision of insurance between UKI and TPFL dated 14 January 2005);

(c)
the information permitted to be disclosed pursuant to this Clause 19.2.8 excluding this Agreement and any other Transaction Document (except the General Insurance Distribution Agreement or Life Insurance Distribution Agreement); and

(d)	the Purchaser being entitled to receive from the Seller, following

(e)
reasonable written request, a copy of all information passed to any RBSI Purchaser pursuant to this Clause 19.2.8 and, following the entering into of any agreement between the Seller (or any of its Affiliates) and a RBSI Purchaser for the purchase of the whole or any part of the insurance business of the Seller, of all executed confidentiality agreements entered into by any such RBSI Purchaser referred to in Clause 19.2.8(a).

19.3	The restrictions contained in this Clause 19 shall continue to apply after Completion without limit in time.

19.4
Each of the Seller and the Purchaser undertakes that it (and its Affiliates) shall only disclose Confidential Information to Representatives if it is reasonably required for purposes connected with this Agreement and only if the Representatives are informed of the confidential nature of the Confidential Information and the obligations of the parties under this Clause 19. Each of the Seller and the Purchaser undertake to accept full responsibility for any breach by their Representatives of the confidentiality obligations contained in this Clause 19.

20.	ANNOUNCEMENTS

The parties authorise the issue of a press release or announcement in the agreed form but shall not make any other public announcement or issue any other press release relating to this Agreement or its subject matter or any ancillary matter except with the prior written approval of the other party (such approval not to be unreasonably withheld, delayed or made subject to any unreasonable conditions) or if, and to the extent, required by law or governmental, regulatory or other authority or securities exchange on which either party’s securities are traded (in which case the party making the announcement shall use its reasonable efforts to consult with the other party in advance as to its form, content and timing).

21	FURTHER ASSURANCE

21.1
Without prejudice to any restriction or limitation on the extent of either party’s obligations under this Agreement (including in relation to the fulfilment of the Conditions), each party shall from time to time, upon the request and at the expense of the other party, use all reasonable endeavours to execute or procure the execution of any additional documents or do or procure any other acts or things which may be required to give full effect to the transactions contemplated by this Agreement or the New Contractual Arrangements in a form reasonably satisfactory to the party concerned.

21.2	Each of the Seller and the Purchaser shall procure that their Affiliates comply with all obligations under this Agreement which are expressed to apply to any such Affiliates.

21.3	In this Clause 21.3, TPF Counterparties means the contractual counterparties of any Group Company listed in Part 12 of the Schedule.

Between the date of this Agreement and Completion, the Seller shall (without prejudice to any provision of the New Contractual Arrangements):

21.3.1	provide contact details upon written request by the Purchaser of any of the TPF Counterparties relevant to the Business;

21.3.2
use its reasonable endeavours to facilitate (as soon as reasonably practicable following a written Purchaser request) meetings between the Purchaser and such TPF Counterparties (whether by confirming to them the Purchaser’s right to discuss the ongoing arrangements in respect of the Business or, at the Purchaser’s option, by enabling appropriate representatives of the Seller to attend at reasonable times and places with the Purchaser);

21.3.3
to the extent that it is able (having regard to the Purchaser’s interest in the Group under the Existing Contractual Arrangements, this Agreement and the New Contractual Arrangements) procure that no member of the Sellers Group or Group Company takes any action which would knowingly prejudice the ability of the Purchaser entering into discussions with an TPF Counterparty for the purpose of procuring any consents, waivers, agreements, deeds or any other documents with such TPF Counterparty in relation to such TPF Counterparty’s ability (if any) to terminate or materially vary any agreement it has with the Business;

213.4
procure that where an TPF Counterparty is a member of the Seller’s Group (including, for the avoidance of doubt, any member of the RBS Insurance Group (as defined in Clause 9.1) as at the date of this Agreement), such TPF Counterparty shall not exercise any right it has to terminate, vary, or exercise any contractual right under, any contract or other arrangement with any Group Company as a result of the Transaction and shall grant all necessary consents or waivers reasonably necessary to ensure that such termination, variation or exercise does not occur;

21.3.5
procure (so far as it is able) that the relevant Group Company executes prior to Completion any agreements provided to them by the Purchaser on receipt of written request from the Purchaser, provided that each such agreement is entirely conditional on Completion.

21.4
The provisions of Clause 21.3 are subject always to the obligation of the Seller to comply with the terms, conditions and provisions of Clauses 4 and 5. If there is a conflict between any of the provisions of Clause 21.3 and Clauses 4 and 5 the obligation under the relevant term, condition or provision of Clause 4 or Clause 5 shall prevail and no breach under Clause 21.3 shall be deemed to have occurred.

21.5
The Seller (on behalf of itself and each member of the Seller’s Group) acknowledges the right of the Purchaser to terminate the Life Insurance Distribution Agreement on behalf of TPFL, pursuant to Clause 22.52 of that Agreement and at any time following its execution (the LIDA Termination Right), and agrees to waive any and all rights it has to object to or prevent the termination of the Life Insurance Distribution Agreement pursuant to the LIDA Termination Right, whether as a shareholder of the Company, or as a parent undertaking of Direct Line or otherwise.

21.6	Hanco

Within 30 days from and including the date of this Agreement, the Seller shall procure that Hanco enters into:

21.6.1
a contract for the provision of services by Hanco to TPFL on the same or substantially the same terms as the ATM CSA for the services specified in Part 14 (Hanco Services) of the Schedule with appropriate changes and any changes to the terms that may be reasonably required to take account of any differences in the services provided by Hanco and the applicable commercial terms. The services shall be as defined in Part 14 (Hanco Services) of the Schedule; and

21.6.2	a contract for the provision of services by TPFL to Hanco on the same or substantially the same terms as the ATM (Provision of Cash) Agreement.

22.	NOTICES

22.1
Any notice, approval, consent or other communication to be given in connection with this Agreement (notice) shall be in writing and shall either be sent by fax, first class recorded post or nationally recognised courier company to the address or the fax number set out below or to such other address or fax number as may previously have been communicated to the other party in accordance with this Clause 22.1 and Clause 22.3.

Party and Address	For the attention of	Fax Number

The Seller	The Company Secretary	+44 (131) 626 3081

36 St. Andrew Square Edinburgh EH2 2YE

	cc: Kenneth Rose	+44 (131) 228 8888
Dundas 8 Wilson C.S. LLP Saltire Court 20 Castle Terrace Edinburgh EH1 2EN

The Purchaser	(1) The Group General Counsel; and	(1) +44 (1992) 646 715

Tesco House	(2) The Corporate and Legal Affairs	(2) +44 (1992) 623 371
Delamare Road	Director
Chesthunt
Herts EN8 9SL

	cc: Claire Wills	+44 (20) 7832 7001
Freshfields Bruckhaus Deringer LLP 65 Fleet Street London EC4Y 1HS

22.2	A notice or other communication sent according to Clause 22.1 shall be deemed to have been served:

22.2.1	if delivered personally or by recorded post or courier at the address referred to in Clause 22.1, at the time of delivery;

22.2.2	if sent by facsimile to the number referred to in Clause 22.1, at the time of completion of transmission by the sender (as evidenced by a Confirmatory report of a successful transmission report);

and any failure to deliver or send by fax a notice to Freshfields Bruckhaus Deringer LLP or Dundas & Wilson C.S. LLP under Clause 22.1 shall not invalidate service of that notice, provided it has been delivered or sent to the Purchaser or the Seller (as the case may be) in accordance with Clause 22.1.

If, under the preceding provisions of this Clause 22.2, a notice would otherwise be deemed to have been delivered in the place of receipt outside normal business hours (being 9.00 are to 5.00 p.m.) on a Business Day in the time zone of the territory of the recipient, it shall be deemed to have been received at 9:00 a.m. on the next Business Day.

22.3
A party shall notify the other parties to this Agreement of a change to its name, address, fax number or the relevant person to whom notices should be sent for the purposes of Clause 22.1, provided that such notification shall only be effective:

22.3.1	on the date specified in the notification as the date on which the change is to take place; or

22.3.2
if no date is specified (or if the date specified is less than five clear Business Days after the date on which notice is deemed to have been served), five clear Business Days after notice of any such change is deemed to have been given.

22.4
For the avoidance of doubt, the parties agree that the provisions of this Clause 22 shall not apply in relation to the service of any claim form, application notice, order, judgment or other document relating to or in connection with any proceeding, suit or action arising out of or in connection with this Agreement.

23.	ASSIGNATION

23.1	Except as provided in this Clause 23, neither party may:

23.1.1	assign any of its rights under this Agreement; or

23.1.2	transfer any of its obligations under this Agreement; or

23.1.3	sub-contract or delegate any of its obligations under this Agreement; or

23.1.4	charge or deal in any other manner with this Agreement or any of its rights or obligations,

except with the prior consent in writing of the other party, such consent not to be unreasonably withheld, delayed or made subject to unreasonable conditions. Any purported assignation, transfer, sub-contracting, delegation, charging or dealing in contravention of this Clause 23 shall be ineffective.

23.2
The Purchaser may assign the benefit of this Agreement and/or of any other Transaction Document to which it is a party (in whole or in part) to, and it may be enforced by, any Permitted Assignee as if it were the Purchaser under this Agreement. Any Permitted Assignee to whom an assignation is made in accordance with the provisions of this Clause 23.2 may itself make an assignation as if it were the Purchaser under this Clause 23.2. provided, in each case, that any Permitted Assignee which ceases to be a member of the Purchaser’s Group, shall assign or transfer its rights to a continuing member of the Purchaser’s Group. For this purpose, a Permitted Assignee means any member or members of the Purchaser’s Group which is the legal and beneficial owner from time to time of any or all of the Shares or the assets of the Group Companies.

24.	WITHHOLDINGS AND GROSS UP

24.1	All sums payable under this Agreement shall be paid free and clear of all deductions or withholdings whatsoever save only as provided in this Agreement or as may be required by law.

24.2
If any deduction or withholding is required by law from any payment in respect of a Purchaser Obligation or a Seller Obligation then, except in relation to interest, the party making the payment shall be obliged to pay the other party such additional amount as will, after such deduction or withholding has been made, leave the other party with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

24.3
If any Taxation Authority brings into charge to Tax any sum paid by a party to any other party under this Agreement in respect of a Purchaser Obligation or a Seller Obligation, then, except in relation to interest, the amount so payable shall be increased by such amount as will ensure that the total amount paid, less the Tax chargeable on such amount, is equal to the amount that would otherwise have been payable.

24.4	Clause 24.3 shall apply in respect of any amount deducted or withheld as contemplated by Clause 24.2 as it applies to sums paid by one party to another party.

24.5
If any party receiving payment (the Recipient) under this Agreement in respect of a Purchaser Obligation or a Seller Obligation receives a credit for, refund of or Relief from any Tax or other monies payable by it or similar benefit by reason of any deduction or withholding for or on account of Tax or by reason of any Tax charged in respect of which an additional amount is paid under Clause 24.2 or Clause 24.3, then it shall reimburse to the other party such part of such additional payments paid to it pursuant to Clause 24.2 or Clause 24.3 by such other party as the Recipient, acting reasonably, certifies to the other party will leave it (after such reimbursement) in no better or worse position than it would have been in if no deduction or withholding had been required or no Tax charge had arisen.

24.6
In determining the amount payable in respect of any Purchaser Obligation or Seller Obligation (other than the Tax Deed, in respect of which paragraph 4 of the Tax Deed applies) account shall be taken of any Relief or other benefit available to the Recipient or any other member of the Purchaser’s Group or the Seller’s Group (as the case may be) in respect of the matter giving rise to the payment, insofar as not taken into account pursuant to Clause 24.5.

24.7
If any party shall have assigned the benefit in whole or in part of this Agreement in accordance with the provisions of Clause 23 (Assignation), the liability of the other party to the first party under Clauses 24.2 and 24.3 shall be limited to that (if any) which it would have been had no such assignation taken place.

25	COSTS

Except as otherwise stated in this Agreement or as provided for in the New Contractual Arrangements, the Seller and the Purchaser shall each pay their own costs, charges and expenses in relation to the negotiation, preparation, execution implementation and performance of this Agreement and each document referred to in it and other agreements forming part of the transaction, except that this Clause shall not prejudice the right of either party to seek to recover its costs in any litigation or dispute resolution procedure which may arise out of this Agreement.

26	PAYMENTS

26.1
Any payment to be made pursuant to this Agreement by the Purchaser (or any member of the Purchaser’s Group) shall be made to the Seller’s Solicitors’ Bank Account without set-off or counterclaim and without any deduction, except to the extent required by law.

26.2
Any payment to be made pursuant to this Agreement by the Seller (or any member of the Seller’s Group) shall be made to the Purchaser’s Bank Account without set-off or counterclaim and without any deduction, except to the extent required by law.

26.3
Payment under Clauses 7.2, 7.4, 26.1 and 26.2 shall be in immediately available funds by electronic transfer on the due date for payment. Receipt of the amount due shall be an effective discharge of the relevant payment obligation.

27	ENTIRE AGREEMENT

27.1
Save where expressly agreed to in writing by the parties to this Agreement, with specific reference to this Clause 27.1, this Agreement, and the other Transaction Documents and the documents referred to or incorporated in them constitute the entire agreement between the parties relating to the subject matter of this Agreement and supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, between the parties in relation to the subject matter of this Agreement.

27.2
Each of the parties acknowledges and agrees that it has not relied on any statement or representation of any person (whether a party to this Agreement or not) in entering into this Agreement or the other Transaction Documents, other than as expressly incorporated in any Transaction Document.

27.3
Without limiting the generality of the foregoing, each of the parties irrevocably and unconditionally waives any right or remedy it may have to claim damages and/or to rescind this Agreement by reason of any misrepresentation (other than a fraudulent misrepresentation) having been made to it by any person (whether a party to this Agreement or not) and upon which it has relied in relation to this Agreement.

27.4	Save as expressly provided in Clause 4, no party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever (whether before or after Completion).

27.5
Nothing contained in this Agreement or in any other document referred to or incorporated in it shall be read or construed as excluding any liability or remedy as a result of fraud (including fraudulent misrepresentation).

28	VARIATION

Any variation of this Agreement or of any of the documents referred to in it is valid only if it is in writing and duly executed by or on behalf of each party.

29	SURVIVAL OF PROVISIONS

Notwithstanding Completion, the provisions of this Agreement (and in particular, without limitation, the Warranties and the Tax Deed) shall, to the extent that they remain to be performed or are capable of subsisting, remain in full force and effect and shall be binding on, and enforceable by, the parties or their respective successors or assigns.

30	INVALIDITY

30.1
If any provision of this Agreement is held to be invalid or unenforceable by any judicial or other competent authority, all other provisions of this Agreement will remain in full force and effect and will not in any way be impaired.

30.2
If any provision of this Agreement is held to be invalid or unenforceable but would be valid or enforceable if some part of the provision were deleted, or the period of the obligation reduced in time, or the range of activities or area covered, reduced in scope, the provision in question will apply with the minimum modifications necessary to make it valid and enforceable.

31.	WAIVERS

31.1
A waiver of any right, power, privilege or remedy provided by this Agreement must be in writing and may be given subject to any conditions thought fit by the grantor. For the avoidance of doubt, any omission to exercise, or delay in exercising, any right, power, privilege or remedy provided by this Agreement shall not constitute a waiver of that or any other right, power, privilege or remedy.

31.2
A waiver of any right, power, privilege or remedy provided by this Agreement shall not constitute a waiver of any other breach or default by the other party and shall not constitute a continuing waiver of the right, power, privilege or remedy waived or a waiver of any other right, power, privilege or remedy.

31.3
Any single or partial exercise of any right, power, privilege or remedy arising under this Agreement shall not preclude or impair any other or further exercise of that or any other right, power, privilege or remedy.

32.	GOVERNING LAW AND JURISDICTION

This Agreement shall be governed by and construed in accordance with the law of Scotland. The parties irrevocably agree that the Court of Session in Scotland shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement in respect of any claim brought against the Purchaser and shall have non-exclusive jurisdiction in respect of any claim brought by the Purchaser.

IN WITNESS WHEREOF this Agreement typewritten on this and the preceding 47 pages, together with the Schedule in 14 parts annexed, is executed as follows:

SUBSCRIBED for and on behalf of THE ROYAL BANK OF SCOTLAND PLC at 65 Fleet Street, London EC4Y 1HS on 28th July 2008

by:             /s/ C. Sullivan                                                       George Swan Witness

Authorised Signatory:	/s/ George Swan
Full Name: Christopher Paul Sullivan	65 FLEET STREET
LONDON EC4Y 1H

SUBSCRIBED for and on behalf of TESCO PLC

at 65 Fleet Street, London EC4Y 1HS on 28th July 2008

by:             /s/ Daniel Gilsonan                                                George Swan Witness

Authorised Signatory:	/s/ George Swan
Full Name: DANIEL GILSONAN	65 FLEET STREET
LONDON EC4Y 1HS

This is the Schedule referred to in the Agreement between The Royal Bank of Scotland plc and Tesco PLC relating to the sale and purchase of part of the issued share capital of Tesco
Personal Finance Group Limited dated 28th July 2008.

THE SCHEDULE

PART I
PARTICULARS OF THE COMPANY AND THE SUBSIDIARIES

SECTION A

Particulars of the Company

Name:	Tesco Personal Finance Group Limited

Registered number:	SC173198

Date of registration:	05/03/1997 under the Companies Act 1985

Status:	Private company

Place of registration:	Scotland

Registered Office:	24/25 St Andrew Square Edinburgh EH2 1AF

Accounting reference date:	31 December

Charges:	None

Authorised share capital:	£50,000,000.10 divided into 250,000,000 A ordinary shares of £0.10 each and 250,000,000 B ordinary shares of £0.10 each and 1 C ordinary share of £0.10.

Issued share capital:	124,089,500 ‘A’ ordinary shares of £0.10 each; 124,089A99 ordinary shares of £0.10 each; and 1 ‘C’ ordinary share of £0.10.

Shareholders’ names and shareholdings:	Name	Shares Held

	Tesco PLC	1 ‘C’ ordinary share of £0.10 each

	Tesco PLC	124,089,499 ‘B’ ordinary shares of £0.10 each

	The Royal Bank of Scotland plc	124,089,500 ‘A’ ordinary shares of £0.10 each

Company officers	Name and Address	To remain in place following Completion? (√ or X)

Directors:	Timothy Robed Ashdown Tesco House Delamare Road Cheshunt Hertfordshire EN8 9SL	√

	Robert James Mackenzie Bulloch Strathwood Milngavie Road Strathblane Glasgow G63 9EN	X

	lain Clink 18 Corrennie Gardens Edinburgh EH10 6DG	√

	Andrew Thomas Higginson Tesco House Delamare Road Cheshunt Hertfordshire ENS 9SL	√

	Gordon Francis Pell 36 St Andrew Square Edinburgh EH2 2YB	X

	Christopher Paul Sullivan 3 Princess Way Redhill Surrey RH1 1NP	X

	Laura Katharine Wade-Gery Tesco House Delamare Road Cheshunt Hertfordshire EN8 9SL	√

	Graham Fenwick Pimlott 79 Beckwith Road London SE24 9CQ	√

Secretary:	Alan Ewing Mills 87 Sheriffs Park Linlithgow West Lothian EH49 7SR	X

SECTION B

Particulars of the Subsidiaries

Name:	Tesco Personal Finance Limited

Registered number:	SC173199

Date of registration:	05/03/1997 under the Companies Act 1985

Status:	Private company

Place of registration:	Scotland

Registered Office:	24/25 St Andrew Square Edinburgh EH2 1AF

Accounting reference date;	31 December

Charges:	None

Authorised share capital:	£50,000,000 divided into 500,000,000 ordinary shares of £0.10 each

Issued share capital:	247,900,000 ordinary shares of £0.10 each

Shareholders’ names and shareholdings:	Name	Shares Held

	NC Head Office Nominees Limited	10 ordinary shares of £0.10 each

	Tesco Personal Finance Group Limited	247,899,990 ordinary shares of £0.10 each

Company officers:	Name and Address	To remain in place following Completion? (√ or X)

	Timothy Robert Ashdown Tesco House Delamare Road Cheshunt Hertfordshire EN8 9SL	√

	Robert James Mackenzie Bulloch Strathwood Milngavie Road Strathblane Glasgow G63 9EN	X

	lain Clink 18 Corrennie Gardens Edinburgh EH10 6DG	√

	Andrew Thomas Higginson Tesco House Delamare Road Cheshunt Hertfordshire EN8 9SL	√

	Gordon Francis Pell 36 St Andrew Square Edinburgh EH2 2YB	X

	Christopher Paul Sullivan 3 Princess Way Redhill Surrey RH1 1NP	X

	Laura Katharine Wade-Gery Tesco House Delamare Road Cheshunt Hertfordshire EN8 9SL	√

	Graham Fenwick Pimtott 79 Beckwith Road London SE24 9CQ	√

Secretary:	Alan Ewing Mills 87 Sheriffs Park Linlithgow West Lothian EH49 7SR	X

Name:	Tesco Personal Finance Compare Limited

Registered number:	SC318925

Date of registration:	19/03/2007

Status:	Private company

Place of registration	Scotland

Registered Office	24/25 St Andrew Square Edinburgh EH2 1AF

Accounting reference date	31 December

Charges	None

Authorised share capital:	£1,000,000 divided into 1,000,000 ordinary shares of £1.00 each

Issued share capital:	£279,002 ordinary shares of £1.00 each

Shareholders’ names and shareholdings:	Name	Shares Held

	Tesco Personal Finance Group Limited	279,002 ordinary shares of £1 each

Company officers:	Name and address	To remain in place following Completion? (√ or X)

	Timothy Robert Ashdown Tesco House Delamare Road Cheshunt Hertfordshire EN8 9SL	√

	Robert James Mackenzie Bulloch Strathwood Milngavie Road Strathblane Glasgow G63 9EN	√

	lain Clink 18 Corrennie Gardens Edinburgh EH10 6DG	√

	Andrew Thomas Higginson Tesco House Delamare Road Cheshunt Hertfordshire EN8 9SL	√

	Gordon Francis Pell 36 St Andrew Square Edinburgh EH2 2YB	X

	Christopher Paul Sullivan 3 Princess Way Redhill Surrey RH1 1NP	X

	Laura Katharine Wade-Gery Tesco House Delamare Road Cheshunt Hertfordshire EN8 9SL	√

	Graham Fenwick Pimtott 79 Beckwith Road London SE24 9CQ	√

Secretary:	Alan Ewing Mills 87 Sheriffs Park Linlithgow West Lothian EH49 7SR	X

Name:	TPF ATM Services Limited

Registered number:	SC224054

Date of registration:	09/10/2001

Status:	Private company

Place of registration	Scotland

Registered Office	24/25 St Andrew Square Edinburgh EH2 1AF

Accounting reference date	31 December

Charges	None

Authorised share capital:	£1,000 divided into 1,000 ordinary shares of £1.00 each

Issued share capital:	£2 ordinary shares of £1.00 each

Shareholders’ names and shareholdings:	Name	Shares Held

	N.C. Head Office Nominees Limited	1 ordinary share of £1 each

	Tesco Personal Finance Limited	1 ordinary share of £1 each

Company officers:	Name and address	To remain in place following Completion? (√ or X)

	Timothy Robert Ashdown Tesco House Delamare Road Cheshunt Hertfordshire EN8 9SL	√

	Robert James Mackenzie Bulloch Strathwood Milngavie Road Strathblane Glasgow G63 9EN	X

	lain Clink 18 Corrennie Gardens Edinburgh EH10 6DG	√

	Andrew Thomas Higginson Tesco House Delamare Road Cheshunt Hertfordshire EN8 9SL	√

	Gordon Francis Pell 36 St Andrew Square Edinburgh EH2 2YB	X

	Christopher Paul Sullivan 3 Princess Way Redhill Surrey RH1 1NP	X

	Laura Katharine Wade-Gery Tesco House Delamare Road Cheshunt Hertfordshire EN8 9SL	√

	Graham Fenwick Pimtott 79 Beckwith Road London SE24 9CQ	√

Secretary:	Alan Ewing Mills 87 Sheriffs Park Linlithgow West Lothian EH49 7SR	X

Name:	TPF Services LLP

Registered number:	SO300085

Date of registration:	09/04/2002

Status:	Limited Liability Partnership

Place of registration	Scotland

Registered Office	24 St Andrew Square Edinburgh EH2 1AF

Accounting reference date	31 December

Charges	None

Members:	Name and address	Designated? (√ or X)

	TPF ATM Services Limited 24 St Andrew Square Edinburgh EH2 2YE	√

	Tesco Stores Limited Tesco House Delamare Road Cheshunt Hertfordshire EN8 9SL	√

PART 2
COMPLETION

SECTION A

Seller’s Documents

1.	Transfers of the shares in the company

Transfers of the Shares duly executed by the registered holders in favour of the Purchaser or its nominee(s) together with the relevant share certificates in the names of such registered holders (or an indemnity in the case of any missing certificates).

2.	Transfers of the shares in the subsidiaries

Transfers of all shares in the capital of each Subsidiary not registered in the name of a Group Company duly executed in favour of the Purchaser or its nominee(s) together with the relevant share certificates in the names of the registered holders (or an indemnity in the case of any missing certificates).

3.	Resignations of directors and secretary

The resignations in the agreed form of each of the Directors and the secretary of the Company and the Subsidiaries from their respective offices (other than those indicated by a tick (√) in Column 2 of Section A and Column 2 of Section B of Part 1 of the Schedule (Particulars of the Company and the Subsidiaries), being those requested by the Purchaser to remain).

4.	Disclosure Letter

The Disclosure Letter and the Disclosure Documents (accompanied by a letter from the Seller’s solicitors in the agreed form in relation to the DVD containing the Data Room Documents provided to the Purchaser).

5.	Statutory books

The statutory books of each Group Company duly written up to the time immediately prior to Completion, their certificates of incorporation and certificates of incorporation on change of name (if applicable) and their common seals (if any).

6.	General Termination Agreement

The General Termination Agreement duly executed by or on behalf of the Seller or any member of the Seller’s Group, as appropriate.

7.	MAC Certificate

A certificate of an authorised signatory of the Seller, in the agreed form, to the effect that the Seller is not aware of any Material Adverse Change occurring after the date of this Agreement and prior to Completion or being in existence at Completion.

8.	Power of attorney in favour of purchaser

Irrevocable voting powers of attorney in the agreed form executed by the Seller in favour of the Purchaser entitling the Purchaser to exercise the Seller’s rights as a member of the Company pending the stamping and registration of the transfer of the Shares.

9.	Corporate authority

A copy (certified to be a true copy by a director or secretary of the Seller) of an extract from a resolution of the Seller’s board of directors (or an authorised committee of that board) authorising the execution and performance by the Seller of its obligations under the Agreement and any Transaction Documents.

10.	Contracts to be executed at Completion

A copy of the following documents, executed by the Seller and any other member of the Seller’s Group who is a party thereto:

10.1      the Banking CSA;

10.2      the Compare CSA;

10.3      the ATM CMS;

10.4      the ATM (Provision of Cash) Agreement;

10.5      the Ulster Bank Employment Matters Agreement;

10.6      the Life Insurance Distribution Agreement;

10.7      the Forthstone Sublease;

10.8      the Redhill Sublease;

10.9      the licence arrangements contained in Part 11 to the Schedule; and

10.10    the Appointed Representative Agreement.

SECTION B

Purchaser’s Documents

1.	Corporate Authority

A copy (certified to be a true copy by a director or secretary of the Purchaser) of an extract from a resolution of the Purchaser’s board of directors (or an authorised committee of that board) authorising the execution and performance by the Purchaser of its obligations under the Agreement and any other Transaction Documents.

2.	General Termination Agreement

The Termination Agreement duly executed by or on behalf of the Purchaser or any member of the Purchaser’s Group (as applicable).

3.	Disclosure Letter

The Disclosure Letter and the Disclosure Documents duly acknowledged by the Purchaser.

4.	Contracts to be executed at Completion

A copy of the following documents, executed by the Purchaser and any other member of the Purchaser’s Group who is a party thereto:

4.1        the Banking CSA,

4.2        the Compare CSA;

4.3        the ATM CSA;

4.4        the ATM (Provision of Cash) Agreement;

4.5        the Forthstone Sublease;

4.6        the Redhill Sublease;

4.7        the licence arrangements contained in Part 11 to the Schedule; and

4.8        the Appointed Representative Agreement.

SECTION C

Board Meetings

Obligations of the Seller and Purchaser at Completion in relation to the Board Meeting of the Company (and/or each Group Company, as appropriate) at Completion:

1.	Shares in the company

Approve for registration the transfers of the Shares in the Company referred to in paragraph 1 of Section A of this Part 2 of the Schedule (Completion) to the Purchaser and the entry of the Purchaser in the register of members of the Company (subject only to the transfers being subsequently presented duly stamped).

2.	Resignation of company officers

Accept the resignations referred to in paragraph 3 of Section A of this Part 2 of the Schedule (Completion) and appoint the persons nominated by the Purchaser as directors (subject to any maximum number imposed by the relevant articles of association) and the secretary of the Company, such resignations and appointments to take effect from Completion.

3.	Resignation of auditors

Accept the resignation of the Company’s current auditors and appoint such new auditors of the Company (subject to their consent) as the Purchaser directs.

4.	Registered office

Change the registered office of the Company as the Purchaser directs.

5.	Accounting reference date

Change the accounting reference date of the Company as the Purchaser directs.

6.	Bank mandates

Revoke all existing mandates for the operation of the bank accounts of the Company and authorising the directors and/or the secretary to issue new mandates giving authority to those persons nominated by the Purchaser.

7.	Articles of association

Subject to the approval of the shareholders of the Company, amend the articles of association of the Company to take effect upon Completion.

PART 3

THE CONDITIONS

1.	The occurrence of either of the following events:

1.1
the Irish Competition Authority (the Authority) having informed the Purchaser in writing under sections 21(2)(a), 22(3)(a) or 22(3)(c) (provided, in respect of section 22(3)(c), that the conditions specified are acceptable to the Purchaser acting reasonably) of the Irish Competition Act 2002 (the Irish Competition Act) that the purchase of the Shares pursuant to this Agreement and all matters arising there from may be put into effect; or

1.2
the period specified in section 21(2) or section 19(1)(d) of the Irish Competition Act having lapsed without the Authority having informed the parties of the determination (if any) it has made under the said section.

2.
The granting in terms satisfactory to the Seller and the Purchaser of all consents, approvals, authorisations or clearances which are required from the Financial Services Authority in connection with the proposed acquisition of the Shares.

3.
Confirmation from the FSA to the Seller, in terms reasonably satisfactory to the Seller, that The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc is or will be released from Completion from the undertakings given to the FSA in respect of any regulated member of the Group.

4.	No Material Adverse Change having occurred since the date of the Agreement.

PART 4
THE INTERIM PERIOD

1.	Positive obligations of each Group Company

The Seller and the Purchaser shall each procure, pursuant to the terms of the JV Agreement and the Existing Contractual Arrangements, that each Group Company shall (except to the extent required by this Agreement) do the things set out below at paragraphs 1.1 to 1.4 (inclusive). For the avoidance of doubt, the carrying out of any applicable employment or pensions consultation requirements arising by reason of the New Contractual Arrangements and the implementation of a securitisation arrangement with the agreement or consent of the Purchaser shall not constitute a breach of any provision of this Part 4 of the Schedule.

1.1	Ordinary course

Conduct the Business in the ordinary and usual way as carried out at the date of this Agreement so as to maintain that Business as a going concern.

1.2	Legal and administrative compliance

Conduct its business in accordance with all applicable material legal and administrative requirements.

1.3	Accounts and accounting policies

Subject to paragraph 1.2 above, prepare accounts and management accounts using the same accounting policies, practices and principles as those applied in and on a basis consistent with, the Accounts and Management Accounts (as appropriate) for each Group Company for the preceding twenty four months.

1.4	Employee and pensions consultation

Comply with all and any applicable employment and pensions information and consultation requirements arising by reason of the Transaction.

2.	Negative obligations of each Group Company

The Seller and the Purchaser shall, pursuant to the terms of the JV Agreement and the Existing Contractual Arrangements, ensure that each Group Company shall not, other than in the ordinary course of its business (except to the extent required by this Agreement), do the things set out below at paragraphs 2.1 and 2.4.

2.1	Material agreements

Amend or terminate a material agreement or arrangement to which it is a party and in this context, material shall be deemed to refer to agreements which have an aggregate benefit or value or the absence of which would have an aggregate cost to the Group as a whole of not less than £1,000,000 per annum.

2.2	Action inconsistent with this Agreement

Take any action which is inconsistent with the provisions of this Agreement or the other Transaction Documents or the fulfilment of each transaction contemplated by it.

2.3	Payment procedures

Fail to settle in accordance with the payment procedures and timescales normally observed by the Group Companies any debts incurred by the Group Companies in the ordinary course of trading.

2.4	Guarantees

Enter into or modify any Guarantee.

3.	Human Resources

3.1
To the extent that the Purchaser provides reasonable written instruction to the Seller and the Group Companies an communicating with the Head Office Employees regarding the Purchasers plans for the Business following Completion, the Seller will use reasonable endeavours to have employees employed by the Seller respond to queries from the Head Office Employees regarding the Purchaser and the Purchasers plans for the Business post-Completion materially in accordance with such reasonable written instruction.

3.2	The Seller undertakes to disclose to the Purchaser an updated list of the Head Office Employees within seven (7) days of any change being made to that list.

4.	Properties

4.1	The Seller shall not, and shall procure that any member of the Seller’s Group shall not, in relation to the Properties:

4.1.1	terminate or otherwise bring to an end any lease pursuant to which the Properties are occupied nor enter into any agreement to do the same;

4.1.2	waive, vary or amend any obligations, rights or other terms of any lease pursuant to which the Properties are occupied nor enter into any agreement to do the same.

4.2
The Seller shall as soon as reasonably practicable, following receipt of written notice of the same, provide details (including copies of any relevant correspondence) of any allegation of breach of any covenant, restriction, condition or obligation or any dispute or claim, in each case adversely affecting the conduct of the Business at or from the Properties.

5.	Existing Contractual Arrangements

The Seller shall procure that each member of the Sellers Group shall continue to provide services to the Group pursuant to the Existing Contractual Arrangements on substantially the same basis as such services are provided as at the date of this Agreement.

6.	ATM (Provision of Cash) Agreement

The Seller shall, and the Purchaser shall procure that Tesco Stores shall, work together to find a method by which title to cash can pass to TPFL under the ATM (Provision of Cash) Agreement at an earlier time than is provided for in the agreed form of that document (for example on the filling the ATM or at the point cash leaves the G4S depot). If an agreed method is found which is acceptable to both parties, the agreed form shall be amended accordingly.

PART 5
THE WARRANTIES

1.	CAPACITY

1.1	Power to contract

The Seller and each other member of the Seller’s Group has obtained all corporate authorisations and (except to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to enter into and perform its obligations under this Agreement and any other Transaction Document to which it is a party.

1.2	Binding obligations

This Agreement and the Transaction Documents constitute, or will when executed constitute, valid and binding obligations of the Seller or relevant member of the Seller’s Group in accordance with its terms.

1.3	No breach arising from Seller’s obligations

The execution and delivery of, and the performance by each member of the Seller’s Group of its obligations under, this Agreement, the other Transaction Documents and the Seller’s Documents will not:

1.3.1	result in a breach of any provision of the Seller’s memorandum or articles of association; or

1.3.2	result in a breach of any order, judgment or decree of any court or governmental agency to which the Seller is a party or by which it is bound.

2.	CAPITAL

2.1	Legal and beneficial ownership of shares

The Seller is the sole legal and beneficial owner of the Shares and has full capacity and authority to transfer its legal and beneficial ownership of them in accordance with the terms of this Agreement.

2.2	No encumbrance

There is no Encumbrance on, over or relating to any of the Shares.

2.3	The Shares

2.3.1	All the Shares are fully paid or properly credited as fully paid and there is no liability to pay any additional contributions on the Shares.

2.3.2
So far as the Seller is aware all the issued shares in each Subsidiary are legally and beneficially owned by Group Companies free from all Encumbrances. So far as the Seller is aware all such shares are fully paid and there is no outstanding liability to pay any additional contributions on them.

2.3.3	The information in respect of each of the Group Companies set out in Part 1 of the Schedule is true and accurate.

2.3.4	No Group Company owns or has any interest of any nature in any shares, debentures or other securities issued by any undertaking (other than another Group Company).

2.3.5
Roboscot (67) Limited (Roboscot) (company number SC338256) was a wholly owned subsidiary of the Company incorporated on 21 February 2008. The two ordinary shares of £1 (representing the entire issued share capital of Roboscot) were transferred from TPFL to the Seller on 21 July 2008. Roboscot has not traded or otherwise carried out any activities since its date of incorporation.

3.	FINANCIAL MATTERS

3.1	The Accounts

* The Last Accounts give a true and fair view of the state of affairs of the Company and/or Group Companies to which they relate, and its or their assets and liabilities as at the Last Accounts Date and of its or their results for the year then ended and the Accounts for each of the last 3 financial years ended on the Accounts Date were prepared on a consistent basis in accordance with IFRS and the requirements of the Act applicable on the respective dates to which they were prepared.

3.2	Management Accounts

* The Management Accounts have been prepared in all material respects on a basis consistent with the accounting bases, practices and policies as those adopted in the preparation of the Last Accounts and the management accounts of the Company for each of the 12 monthly periods ending on 31 December 2007 as attached to the Disclosure Letter. On the basis of the accounting bases, practices and policies used in their preparation and having regard to the purpose for which they were prepared, the Management Accounts when read together fairly present the financial position and profits and losses of the Company for the period, and the period end, to which they relate.

3.3	Analysis of Costs

* Having regard to the purpose for which it was prepared, the Analysis of Costs contained in the Disclosure Documents is accurate in all material respects.

3.4	Position since Last Accounts Date.

Since the Last Accounts Date:

3.4.1	each Group Company has carried on business in the ordinary and usual course;

3.4.2
there has been no material increase or decrease in the levels of trade debtors or trade creditors or in the average collection or payment periods for the trade debtors and trade creditors respectively of any Group Company; and

3.4.3
there has been no material change in the basis (including the actuarial methodology, assumptions or the booked reserve margins) on which the reserves of UKI (in relation to the Business) have been calculated.

3.5	Accounting and other records.

* The statutory books and books of account of each Group Company required to be kept by applicable laws in any relevant jurisdiction are up to date and have been maintained in accordance with those laws. All such statutory books and books of account are in the possession or under the control of a Group Company.

3.6	Financial position of UKI (so far as it relates to TPFL)

* The historic data contained within the UKI Financial Information was prepared on a basis consistent with IFRS (including as to reserving) then in force (other than expenses and claims handling reserves) and in all material respects on a basis consistent with the accounting bases, practices and policies adapted in the preparation of the Last UKI Accounts. On the basis of the accounting bases, practices and policies used in its preparation and having regard to the purpose for which it was prepared, the historic data contained within the UKI Financial Information when read together fairly present the financial position and profits and losses (as measured in accordance with the existing distribution agreement between UKI and TPFL dated 14 January 2005) of the Business (so far as it relates to general insurance but, for clarity, excluding life insurance) for the period, and as at the period end, to which they relate.

3.7	*Reserving

3.7.1
As at the Accounts Date in 2005 and 2006 and the Last Accounts Date, the reserves of UKI (in relation to the Business), in aggregate, for payment of benefits, losses, claims and expenses (including litigation claims) under all insurance policies and other insurance-based products issued or sold in connection with the Business in UKI have been accounted for in accordance with IFRS, the Association of British Insurers Statement of Recommended Practice on Accounting for Insurance Business, and the Seller’s stated accounting policies on reserving.

3.7.2	The Margin Analysis Overview for the classes provided is accurate in all material respects in respect of the date to which it relates.

3.7.3	The Reconciliation Schedule is accurate in all material respects in respect of the date to which it relates.

3.8	* Actuarial information and analysis

3.8.1
The factual information and data furnished by UKI to its independent external actuaries in connection with the preparation of actuarial analyses relating to the Business was accurate in all material respects.

3.8.2	The Reserves Report has been prepared in accordance with “Guidance Note 12: General Insurance Business: Actuarial Reports v4.0” adopted by the Board for Actuarial Standards.

4.	OTHER FINANCIAL COMMITMENTS AND BORROWINGS

4.1	Bank accounts

* Details of all bank accounts (other than those accounts which are managed as suspense accounts) in the name of and used by each Group Company are set out in the Disclosure Documents.

4.2	Guarantees

* Details of all Guarantees given by any Group Company in respect of the business of the Seller, and all Guarantees given by the Seller in respect of the business of any Group Company, are set out in the Disclosure Letter.

5.	TANGIBLE ASSETS

5.1	Ownership of title

Except for:

5.1.1	trading stock and tangible assets disposed of in the ordinary course of business;

5.1.2	trading stock and tangible assets acquired under retention or reservation of title arrangements; and

5.1.3	tangible assets which are leased, hired or rented or obtained under any similar arrangement,

each material tangible asset included in the Last Accounts, or acquired by a Group Company since the Last Accounts Date, is:

5.1.4	legally and beneficially owned by the Group Company free from any Encumbrance; and

5.1.5	where capable of possession, in the possession or under the control of a Group Company.

For the purposes of this paragraph 5 of Part 5 of the Schedule, an asset will be regarded as material to the extent that it is individually material or, when aggregated with other assets of a like nature, they are material when so aggregated.

6,	THE BUSINESS ASSETS

6.1	Possession and third party facilities

Where a Group Company uses assets but does not own them or any person provides material facilities or services to a Group Company, no default event or any other event or circumstance has occurred which may entitle that person to terminate any agreement in respect of that use or provision where such termination would have an aggregate cost to the Group Companies of £1,000,000 or more.

6.2	Adequacy of assets

6.2.1
The rights, properties and assets of each Group Company, the facilities and services to which each Group Company has a contractual right, and the rights of the Purchaser’s Group pursuant to this Agreement and the other New Contractual Arrangements together include all rights, properties, assets, facilities and services which are reasonably necessary for the Purchaser’s Group to carry on the Business after Completion in the places and substantially in the manner in which it has carried on as at the date of this Agreement.

6.2.2
No Group Company depends in any material respect on the use of assets owned, or facilities and services provided, by any member of the Seller’s Group which will not be transferred to a member of the Purchaser’s Group or a Group Company on Completion or agreed to be provided or made available to them pursuant to the terms of the New Contractual Arrangements.

7.	INSURANCE

7.1	* The Disclosure Letter contains a summary of all insurance policies in which each Group Company has an interest (the Policies). The details in that summary are true and accurate.

7.2	Validity and enforceability

So far as the Seller is aware, all of the Policies are valid and fully enforceable and nothing has been done, or omitted to be done, which makes or might reasonably make any of the Policies void or voidable.

7.3	Premiums

All premiums due on the Policies have been duly paid to date and, so far as the Seller is aware, the Policies provide adequate cover against such risks as companies carrying on similar business as the Group Companies would be expected to cover by insurance.

7.4	No refusal of cover

* In the three year period ending on the date of this Agreement, no insurer has refused to offer cover to any Group Company in respect of any matter for which the Group Company sought insurance.

7.5	No outstanding claims

No claim is outstanding under any of the Policies and, so far as the Seller is aware, there are no circumstances or matters which might give rise to a claim.

7.6	Claims data

Details of all closed claims made under the Policies in the three year period ending on the date of this Agreement and all professional indemnity claims without time restriction are set out in the Disclosure Documents.

8.	CONTRACTS AND COMMITMENTS

8.1	Material contracts

No Group Company is a party to any contract, arrangement, commitment or obligation material to the Business which:

8.1.1	is outside the ordinary course of the business of the Group Company as at the date of this Agreement; or

8.1.2	involves a material capital commitment or annual expenditure.

8.1.3
by virtue of the Transaction, (i) any other party will be relieved of any obligation or become entitled to exercise any termination right or any preemption right or (ii) any Group Company will be in default or lose any benefit, right or licence which it currently enjoys or (ill) a liability or obligation of a Group Company will be created or increased;

8.1.4	cannot be performed within its terms within 12 months after the date on which it was entered into or cannot be terminated on less than 12 months’ notice; or

8.1.5	establishes any material agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement.

8.2	Defaults

No Group Company is in material default under any material agreement or arrangement to which it is a party and, so far as the Seller is aware, there are no circumstances likely to give rise to such a default.

8.3
So far as the Seller is aware, (1) no party with whom any Group Company has entered into any material agreement is in material default under it and (ii) there are no circumstances likely to give rise to such a default.

8.4	* Trading relationships

8.4.1	During the 12 months preceding the date of this Agreement no material supplier to the Business has ceased to deal with the Business.

8.4.2
So far as the Seller is aware, during the 12 months preceding the date of this Agreement, no material supplier to the Business has indicated in writing an intention to cease to deal with the Business, or to materially reduce its supply of goods or services to the Business.

9.	REGULATORY

9.1
In this paragraph 9 of Part 5 to the Schedule, references to UKI and to Direct Line shall in each case be deemed to be references to “UKI, so far as is relevant to the Business” or “Direct Line, so far as is relevant to the Business” respectively.

9.2
So far as the Seller is aware, each Group Company, UKI and Direct Line has all authorisations, permissions, approvals, registrations and/or licences necessary to conduct business and activities that each Group Company and UKI conducts and performs in all jurisdictions in which it operates.

9.3	Each Group Company, UKI and Direct Line has conducted its business and all activities that it conducts and performs in compliance with:

9.3.1	the Financial Services and Markets Act 2000 and any secondary legislation made under it;

9.3.2	the Consumer Credit Act 1974 (as amended) and any secondary legislation made under it; and

9.3.3
any elements of applicable law imposed by or reviewed and monitored by the FSA or the OFT, including their rules, Statements of FSA Principles and any formal requirement to which any Group Company is subject.

9.4
So far as the Seller is aware each Group Company, UKI and Direct Line has conducted its business in material compliance with all material laws, rules and regulations applicable to it in all jurisdictions in which it operates, other than those mentioned in paragraph 9.3 above.

9.5
So far as the Seller is aware, each Group Company, UKI and Direct Line has complied in all material respects at all times with the terms and conditions of the product agreements entered into between TPFL and the consumer (Customer Agreements) to which it is a party and so far as the Seller is aware no default or breach by a Group Company or UKI exists under any Customer Agreement. So far as the Seller is aware, each Customer Account has been operated in all respects in accordance with the applicable written guidelines and operations manuals of TPFL.

9.6
Neither any Group Company, UKI and Direct Line is involved in any proceedings which may lead to any Group Company, UKI and Direct Line ceasing to be authorised, approved, registered or licensed to conduct any business or activity in any jurisdiction in which it operates, or which may otherwise lead to any condition, material charge, interest, fine or penalty being imposed on any Group Company or UKI in any such jurisdiction, and so far as the Seller is aware no such proceedings are pending or threatened.

9.7
* No intervention order, warning notice, demand notice, decision notice, final notice or similar disciplinary notice or order has been issued by any Regulatory Authority against a Group Company, or any of the Seller’s Directors or appointed representatives, in any jurisdiction in which each Group Company, UK! and Direct Line operates (each, a Regulatory Notice).

9.8	* So far as the Seller is aware, no Regulatory Notice is pending or threatened.

9.9
So far as the Seller is aware, each Group Company, UKI and Direct Line has submitted within any applicable time limits all returns, information and documents which are required by any Regulatory Authority in all jurisdictions in which it operates.

10.	LITIGATION

10.1	No proceedings

No Group Company is involved in any civil, criminal or administrative proceedings which might have a material effect on the Business and, so far as the Seller is aware, there are no such proceedings threatened by or against a Group Company which might have a material effect on the Business.

10.2	No outstanding judgments

There is no outstanding judgment of a court or tribunal against a Group Company material in the context of the Business.

10.3	* Investigations

So far as the Seller is aware, no governmental, administrative, regulatory or other official investigation or inquiry concerning any Group Company or part of the Business is in progress or pending.

11.	INSOLVENCY

11.1	No resolution for winding up or administration

In relation to each Group Company, no resolution has been proposed or passed (and no meeting has been convened and no written resolution has been circulated with a view to passing any resolution) for winding up or administration or for the presentation of a petition for winding up or for the presentation of a petition or the making of an application for an administration order or any other steps taken by any party for the appointment of administrators (including the giving or filing of a notice of intention to appoint administrators) or for a compromise or composition or arrangement with creditors or any class of them.

11.2	* No petition or order for winding up or administration

In relation to each Group Company no petition and/or application has been presented for winding up or the appointment of administrators or interim order nor has any application or order been made for the appointment of a provisional liquidator or a judicial factor.

11.3	No appointment of liquidator, administrator or similar officer

In relation to each Group Company, no liquidator, administrator, receiver, administrative receiver or similar officer has been appointed over a Group Company or any of its assets, rights or revenues.

11.4	No action over assets

In relation to each Group Company no attachment, distress, execution, arrestment, poinding, diligence or other process has been used, levied or put in force against any of its assets and no unsatisfied judgment, order or amount is outstanding against any Group Company.

11.5	No meeting of creditors

In relation to each Group Company so far as the Seller is aware, no meeting of its creditors or any class of them has been held or summoned and no proposal or implementation has been made for a moratorium, composition or arrangement in relation to any of its debts, or for any type of voluntary arrangement.

12.	COMPETITION

12.1	No infringement of Competition Law

So far as the Seller is aware, no Group Company is nor at any material time was a party to any:

(a)        agreement, arrangement, course of conduct or concerted practice; or

(b)        merger, acquisition or joint venture

which in whole or in part:

(i)        contravenes or contravened;

(ii)       is or was invalidated by;

(iii)      requires or required notification or registration under; or

(iv)      has been the subject of notification or registration under any competition or merger control legislation.

12.2	No Inquiries or proceedings for Infringement of Competition Law

12.2.1
* So far as the Seller is aware, no Group Company has received any process, notice or communication (formal or informal) by or on behalf of any authority, court or tribunal having jurisdiction in competition or merger control matters (any such body or person being referred to below as a Competition Authority) in respect of any matter, in which a Group Company is or was a party to or is or was involved in such matter, and so far as the Seller is aware no Group Company has received any indication (from whatever source) that any such process, notice or communication has been issued or that any person has made a complaint to a Competition Authority against the Company;

12.2.2
So far as the Seller is aware, no Group Company is subject to any order, judgment, decision or direction given by any Competition Authority, or party to any undertaking or assurance given to any such Competition Authority, that records or arises from a breach of any competition legislation by it;

12.2.3
* So far as the Seller is aware, no director, key employee or consultant of any Group Company has received any process, notice or other communication (formal or informal) by or on behalf of any Competition Authority in relation to the enforcement of any personal breach of any competition legislation in respect of any matter in which a Group Company is or was a party or is or was involved; and

12.2.4
So far as the Seller is aware, no director, key employee or consultant of any Group Company is subject to any order, judgement, decision or direction given by any Competition Authority that records or arises from a breach of any competition legislation by a Group Company or by that director, key employee or consultant in respect of any matter in which a Group Company is or was a party or is or was involved.

13.	INTELLECTUAL PROPERTY RIGHTS AND CONFIDENTIAL INFORMATION

13.1	Ownership

13.1.1	Part 7 of the Schedule is complete and accurate. The Owned Registered IPRs are subsisting and are in all cases free from Encumbrances.

13.1.2
Part 7 of the Schedule lists: (a) all registered IPRs owned by the Group; (b) all pending applications for registered IPRs made by the Group; and (c) all registered IPRs that are used exclusively or predominantly by the Group and which are owned by a member of the Seller's Group.

13.1.3	A Group Company owns all of the rights and interests in and has title to, or has licensed or sub-licensed to it, as part of the Seller’s Group, all of the Business IPRs.

13.1.4
The licences of Intellectual Property Rights granted to, and by, any Group Company are in force. So far as the Seller is aware: (i) none of the parties to them is in default, (ii) there are no grounds on which they might be terminated and (iii) no disputes have arisen or are foreseeable in connection with them.

13.1.5	The Owned IPRs are not subject to any security, interest, option, mortgage, charge or lien.

13.2	Cancellation or revocation of Owned Registered IPRs

So far as the Seller is aware, no act has been committed and there has been no omission by or on behalf of a Group Company which could reasonably provide grounds for revocation, cancellation, rectification or other modification of any of the Owned Registered IPRs.

13.3	No infringement of owned intellectual property rights

So far as the Seller is aware:

13.3.1	there is, and has been in the last two years, no infringement of any of the Owned IPRs; and

13.3.2	none of the operations of any Group Company infringes, or has in the last two years infringed, the Intellectual Property Rights of a third party.

13.4	Data Protection

13.4.1	So far as the Seller is aware, each Group Company complies with all applicable data protection laws, guidelines and industry standards.

13.4.2
* So far as the Seller is aware, neither the Seller, nor any Group Company has received any notice or allegation alleging that any Group Company has not complied with any applicable data protection laws, guidelines and industry standards.

13.5	Customer Data and Records

13.5.1	So far as the Seller is aware, there are no material inaccuracies or omissions in the Customer Data and Records which are likely to have a material adverse effect upon the Business.

13.5.2	The Customer Data and Records have been maintained in material compliance with the policies of the Seller's Group (as applicable) which are set out in document numbers 15 and 16 listed in the Schedule annexed to the Disclosure Letter.

14.	TAXATION

14.1
So far as the Seller is aware, each Group Company has duly made or given, within the requisite periods, all relevant returns, computations, notices and information which are or have been required to be made or given to any Taxation Authority. So far as the Seller is aware, all such returns, computations, notices and information are up to date and materially complete and accurate and none of them is the subject of any material dispute with any Taxation Authority.

14.2	* No Group Company has been the subject of an investigation by, or on behalf of, any Taxation Authority in the six year period ended on the date of this Agreement.

15.	PROPERTY

15.1	Ownership

The Properties comprise all the land and buildings owned, controlled, occupied or used in connection with the Business or by any Group Company or in relation to which any Group Company has any right, interest or liability (actual or contingent) save that the services which will be provided to the Business or any Group Company pursuant to the New Contractual Arrangements are and will be provided from other properties owned, leased or occupied by the Seller.

15.2	Property Schedule

* The information in respect of the Properties set out in Part 10 of the Schedule is true and accurate and not misleading in any respect.

15.3	Possession and Occupation

No person other than the Seller or any member of the Seller’s Group is in or actually or conditionally entitled to possession, occupation, use or control of the whole or any part of the Properties.

15.4	Title

The Seller is the tenant or the sub-tenant of the Properties and the terms on which the Seller holds leasehold title thereto is set out in the lease or sublease (as the case may be) and where relevant superior lease of the relevant Property included in the Disclosure Documents.

15.5	Adverse Interests

15.5.1
So far as the Seller is aware the Properties are not subject to any matter which adversely affects the Group’s ability to continue to carry on its existing business from the Properties in the same manner as at present.

15.5.2
* Neither the Seller nor any Group Company has received written notice alleging any breach of any covenant, restriction, condition or obligation (whether statutory or otherwise) affecting the Properties or the conduct of the existing business at or from the Properties.

15.6	Rights

* The Seller has never received any challenge or threat of challenge to the exercise at the Properties of all rights necessary for the use, enjoyment and maintenance of such Properties by the Group for the purpose of its existing business carried on at or from the Properties.

15.7	Disputes

* There are no subsisting current or contingent notices, actions, disputes or claims relating to the Properties or their use.

15.8	Due Diligence and Information

15.8.1
* The copies of the lease or sublease and where applicable superior lease of the Properties contained in Disclosure Documents are true and materially complete copies and the said lease or sublease has not been varied or amended in any way. The Seller is not aware of any amendments to the said superior lease.

15.8.2	In relation to the leases or sublease pursuant to which the Seller holds its interest in the Properties:

(a)	* the Seller has not received any notice alleging any subsisting breach of the tenant’s covenants in the relevant lease;

(b)
all rents, service charge and insurance payments have been paid by the Seller, and accepted by the relevant landlord, on or about the due date for payment and there is currently no arrears of rent, service charge and insurance payments:

(c)	no rent is due for or currently under review;

(d)	* no notices have been served or other action taken by either the landlord or the tenant to determine the relevant lease or sublease prior to the expiry of the full contractual term.

16.	EMPLOYEES

16.1	Employees of the Group

No Group Company employs (either directly or indirectly) any person or has entered into a contract for service with any person.

16.2	Head Office Employees

16.2.1	Full and accurate details are contained in the Disclosure Documents of:

(a)	the Head Office Employees (including details of their respective salaries, ages, length of service, notice periods and benefits applicable to them);

(b)	the terms of all current contracts of employment of any Head Office Employees whose basic salary exceeds £100,000 per annum (the Key Employees);

(c)	all terms of employment or benefits provided of general application or of application to a particular grade of or category of Head Office Employee;

(d)	the terms of all current recognition, procedural, collective or other agreements between the Seller and any trade union or other body representing the Head Office Employees, or any of them; and

(e)	the terms of all share incentive schemes, share option schemes or profit sharing, bonus or other incentive schemes applicable to any of the Head Office Employees.

16.2.2
The Seller has not entered into any arrangement regarding any future variation in any contract of employment in respect of any of the Key Employees or any agreement imposing an obligation on the Seller to increase the basis and/or rates of remuneration and/or the provision of other benefits in kind (including any share incentive, share option, profit related pay, profit sharing bonus or other incentive scheme) to or on behalf of any of the Head Office Employees at any future date.

16.2.3
All contracts of employment (written or unwritten) with any Key Employees can be terminated by six (6) months’ notice or less without giving rise to a claim for damages, severance pay or compensation (other than a statutory redundancy payment or statutory compensation for unfair dismissal).

16.2.4	The Seller and any other member of the Seller’s Group, where appropriate, has in relation to each of the Head Office Employees complied in all material respects with all legislation, regulations, codes of conduct, codes of practice, collective agreements, terms and conditions of employment, orders, agreements with third parties, and awards relevant to their conditions of service or to the relations between it and the Head Office Employees and any recognised trade union or body representing the Head Office Employees.

16.2.5	No material number, grade or category of Head Office Employees or and no Key Employee has given notice of termination of his contract of employment or is under notice of dismissal.

16.2.6
* None of the Head Office Employees have within the period of three years preceding the date of this Agreement transferred to the Seller as a result of a “relevant transfer” (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 2006).

16.2.7
No dispute has arisen within the last five (5) years between the Seller and a material number or category of the Head Office Employees (or any trade union, appropriate representatives or other body representing all or any of the Head Office Employees), and the Seller is not aware of any circumstances which may give rise to any such dispute.

17.	PENSIONS

* There has been no correspondence with the Pensions Regulator in respect of the Seller or any associated or connected person concerning the power of the Pensions Regulator to insure a contribution notice under section 36 of the Pensions Act 2004 or a financial support direction under section 43 of the Pensions Act 2004.

PART 6

PURCHASER’S WARRANTIES

1.	Power to contract

The Purchaser has obtained all corporate authorisations and (except to the extent relevant to the Conditions) all other governmental, statutory, regulatory or other consents, licences, authorisations, waivers or exemptions required to empower it to enter into and perform its obligations under this Agreement and any other Transaction Document to which it is a party.

2.	Binding obligations

This Agreement and the Transaction Documents constitute, or will when executed constitute, valid and binding obligations of the Purchaser in accordance with its terms.

3.	No breach arising from Seller’s obligations

The execution and delivery of, and the performance by the Purchaser of its obligations under this Agreement or any other Transaction Document and the Purchaser’s Documents will not:

3.1	result in a breach of any provision of the Purchaser’s memorandum or articles of association; or

3.2	result in a breach of any order, judgment or decree of any court or governmental agency to which the Purchaser is a party or by which it is bound.

PART 7
THE INTELLECTUAL PROPERTY RIGHTS

Section A:  Owned Registered Intellectual Property Rights (registrations and applications)

Domain Names

Domain Name	Owner
clubcardcreditcard.co.uk	Tesco Personal Finance Limited
clubcardcreditcard.com	Tesco Personal Finance Limited
clubcardcreditcard.net	Tesco Personal Finance Limited
penzugyi-partner.com	Tesco Personal Finance Limited
tesco1search.co.uk	Tesco Personal Finance Limited
tescobank.biz	Tesco Personal Finance Limited
tesco-bevasarlokartya.com	Tesco Personal Finance Limited
tescobonds.co.uk	Tesco Personal Finance Limited
tescobonds.corn	Tesco Personal Finance limited
tescobonds.info	Tesco Personal Finance Limited
tescobonds.net	Tesco Personal Finance Limited
tescobonds.org	Tesco Personal Finance Limited
tescobonds.org.uk	Tesco Personal Finance Limited
tescobonuscreditcard.co.uk	Tesco Personal Finance Limited
tescobonuscreditcard.com	Tesco Personal Finance Limited
tescocar.co.uk	Tesco Personal Finance Limited
tesco-car.co.uk	Tesco Personal Finance Limited
tesco-carinsurance.co.uk	Tesco Personal Finance Limited
tescochildbond.biz	Tesco Personal Finance Limited
tescochildbond.co.uk	Tesco Personal Finance Limited
tescochild.bond.info	Tesco Personal Finance Limited
tescochildbond.net	Tesco Personal Finance Limited

Domain Name	Owner
tescochildbond.org	Tesco Personal Finance Limited
tescochildbond.org.uk	Tesco Personal Finance Limited
tescochildbonusbond.biz	Tesco Personal Finance Limited
tescochildbonusbond.co.uk	Tesco Personal Finance Limited
tescochildbonusbond.info	Tesco Personal Finance Limited
tescochildbonusbond.net	Tesco Personal Finance Limited
tescochildbonusbond.org	Tesco Personal Finance Limited
tescochildbonusbond.org.uk	Tesco Personal Finance Limited
tescochildrensbond.biz	Tesco Personal Finance Limited
tescochildrensbond.co.uk	Tesco Personal Finance Limited
tescochildrensbond.info	Tesco Personal Finance Limited
tescochildrensbond.net	Tesco Personal Finance Limited
tescochildrensbond.org	Tesco Personal Finance Limited
tescochildrensbond.org.uk	Tesco Personal Finance Limited
tescochildrensbonusbond.biz	Tesco Personal Finance Limited
tescochildrensbonusbond.co.uk	Tesco Personal Finance Limited
tescochildrensbonusbond.info	Tesco Personal Finance Limited
tescochildrensbonusbond.net	Tesco Personal Finance Limited
tescochildrensbonusbond.org	Tesco Personal Finance Limited
tescochildrensbonusbond.org.uk	Tesco Personal Finance Limited
tescoclubcardcreditcard.co.uk	Tesco Personal Finance Limited
tescoclubcardcreditcard.com	Tesco Personal Finance Limited
tescocompare.co.uk	Tesco Personal Finance Limited
tescocreditcards.biz	Tesco Personal Finance Limited
tescodrive.co.uk	Tesco Personal Finance Limited
tescoestateagency.co.uk	Tesco Personal Finance Limited

Domain Name	Owner
tescoestateagency.com	Tesco Personal Finance Limited
tescoestateagency.net	Tesco Personal Finance Limited
tescoestateagents.co.uk	Tesco Personal Finance Limited
tescoestateagents.net	Tesco Personal Finance Limited
tescofinance.biz	Tesco Personal Finance Limited
tescofinance.co.uk	Tesco Personal Finance Limited
tescofinance.co.uk	Tesco Personal Finance Limited
tescofinance.ie	Tesco Personal Finance Limited
tescofinances.co.uk	Tesco Personal Finance Limited
tescohealthinsurance.biz	Tesco Personal Finance Limited
tescohealthinsurance.co.uk	Tesco Personal Finance Limited
tescohealthinsurance.com	Tesco Personal Finance Limited
tescohealthinsurance.info	Tesco Personal Finance Limited
tescohealthinsurance.net	Tesco Personal Finance Limited
tescohealthinsurance.org	Tesco Personal Finance Limited
tescohealthinsurance.org.uk	Tesco Personal Finance Limited
tescohome.co.uk	Tesco Personal Finance Limited
tesco-home.co.uk	Tesco Personal Finance Limited
tescohomes.co.uk	Tesco Personal Finance Limited
tescohouses.co.uk	Tesco Personal Finance Limited
tescohouses.com	Tesco Personal Finance Limited
tescohouses.net	Tesco Personal Finance Limited
tescoidtheft.biz	Tesco Personal Finance Limited
tescoidtheft.co.uk	Tesco Personal Finance Limited
tescoidtheft.info	Tesco Personal Finance Limited
tescoidtheft.net	Tesco Personal Finance Limited

Domain Name	Owner
tescoidtheft.org	Tesco Personal Finance Limited
tescoidtheft.org.uk	Tesco Personal Finance Limited
tescoinsurance.co.uk	Tesco Personal Finance Limited
tescoinsurances.co.uk	Tesco Personal Finance Limited
tescoisa.biz	Tesco Personal Finance Limited
tescoisa.co.uk	Tesco Personal Finance Limited
tesco-isa.co.uk	Tesco Personal Finance Limited
tescoloan.co.uk	Tesco Personal Finance Limited
tescoloan.org.uk	Tesco Personal Finance Limited
tesco-loan.org.uk	Tesco Personal Finance Limited
tescoloans.biz	Tesco Personal Finance Limited
tescoloans.co.uk	Tesco Personal Finance Limited
tesco-magyarorszag.com	Tesco Personal Finance Limited
tescomoney.biz	Tesco Personal Finance Limited
tescomoney.co.uk	Tesco Personal Finance Limited
tescomortgages.biz	Tesco Personal Finance Limited
tescomortgages.co.uk	Tesco Personal Finance Limited
tesco-mortgages.co.uk	Tesco Personal Finance Limited
tescomotorinsurance.biz	Tesco Personal Finance Limited
tescoonesearch.co.uk	Tesco Personal Finance Limited
tescoonesearch.com	Tesco Personal Finance Limited
tescoonline.co.uk	Tesco Personal Finance Limited
tescoonlinebanking.biz	Tesco Personal Finance Limited
tescoonlinebanking.co.uk	Tesco Personal Finance Limited
tesco-onlinebanking.co.uk	Tesco Personal Finance Limited
tescoparking.co.uk	Tesco Personal Finance Limited

Domain Name	Owner
tescopension.co.uk	Tesco Personal Finance Limited
tescopensions.co.uk	Tesco Personal Finance Limited
tesco-penzugyi-partner.com	Tesco Persona Finance Limited
tescopersonalfinance.biz	Tesco Personal Finance Limited
tescopersonalfinance.co.uk	Tesco Personal Finance Limited
tescopet.co.uk	Tesco Personal Finance Limited
tescopetinsurance.biz	Tesco Personal Finance Limited
tescopets.co.uk	Tesco Personal Finance Limited
tesco-pets.co.uk	Tesco Personal Finance Limited
tescopf.biz	Tesco Personal Finance Limited
tescopf.co.uk	Tesco Personal Finance Limited
tescopremiumbonds.biz	Tesco Personal Finance Limited
tescopremiumbonds.co.uk	Tesco Personal Finance Limited
tescopremiumbonds.com	Tesco Personal Finance Limited
tescopremiumbonds.info	Tesco Personal Finance Limited
tescopremiumbonds.net	Tesco Personal Finance Limited
tescopremiumbonds.org	Tesco Personal Finance Limited
tescopremiumbonds.org.uk	Tesco Personal Finance Limited
tescosaving.co.uk	Tesco Personal Finance Limited
tescosavings.biz	Tesco Personal Finance Limited
tescosavings.co.uk	Tesco Personal Finance Limited
tesco-savings.co.uk	Tesco Personal Finance Limited
tescosavings.info	Tesco Personal Finance Limited
tescosavings.net	Tesco Personal Finance Limited
tescosavings.org	Tesco Personal Finance Limited
tescosavings.org.uk	Tesco Personal Finance Limited

Domain	Owner
tescosearchandsave.co.uk	Tesco Personal Finance Limited
tescosearchandsave.com	Tesco Personal Finance Limited
tescosfinance.co.uk	Tesco Personal Finance Limited
tescotravelinsurance.biz	Tesco Personal Finance Limited
tescotravelmoney.biz	Tesco Personal Finance Limited
tescotravelmoney.co.uk	Tesco Personal Finance Limited
tesco-travelmoney.co.uk	Tesco Personal Finance Limited
tesco-visa.co.uk	Tesco Personal Finance Limited
uk-personal-finance.co.uk	Tesco Personal Finance Limited

Trade Marks

Trade Mark	Country	Registration No.	Registration Date
FRAUDSAFE and device	European Community	005049903	22 February 2007

Domain Names registered to Seller’s Group and transferred to TPFL on 17 July 2008

Domain name	Legal Owner
penzugyipartner.com	The Royal Bank of Scotland Group plc
tesco1search.com	The Royal Bank of Scotland Group plc
tescoaruhitelkartya.com	The Royal Bank of Scotland Group plc
tescobank.eu	The Royal Bank of Scotland Group plc
tescobanking.com	The Royal Bank of Scotland Group plc
tescobanking.eu	The Royal Bank of Scotland Group plc
tescobevasarlokartya.com	The Royal Bank of Scotland Group plc
tescobonuscreditcard.eu	The Royal Bank of Scotland Group plc
tesco-breakdown.eu	The Royal Bank of Scotland Group plc
tescocar.com	The Royal Bank of Scotland Group plc
tescocar.eu	The Royal Bank of Scotland Group plc
tescocarinsurance.eu	The Royal Bank of Scotland Group plc
tescocarinsurance.ie	Ulster Bank Limited
tescocarloan.eu	The Royal Bank of Scotland Group plc
tescochildbond.com	The Royal Bank of Scotland Group plc
tescochildbonusbond.com	The Royal Bank of Scotland Group plc
tescochildrensbond.com	The Royal Bank of Scotland Group plc
tescochildrensbonusbond.com	The Royal Bank of Scotland Group plc

Domain name	Legal Owner
tescoclubcardcreditcard.eu	The Royal Bank of Scotland Group plc
tescocompare.com	The Royal Bank of Scotland Group plc
tescocreditcards.com	The Royal Bank of Scotland Group plc
tescocreditcards.eu	The Royal Bank of Scotland Group plc
tescocreditcards.ie	Ulster Bank Limited
tescodrive.com	The Royal Bank of Scotland Group plc
tescodrive.eu	The Royal Bank of Scotland Group plc
tescofinance.com	The Royal Bank of Scotland Group plc
tesco-finance.com	The Royal Bank of Scotland Group plc
tescofinance.eu	The Royal Bank of Scotland Group plc
tescofinance.net	The Royal Bank of Scotland Group plc
tescofinance.tv	The Royal Bank of Scotland Plc
tescofinance-online.co.uk	The Royal Bank of Scotland Plc
tescofinance-online.eu	The Royal Bank of Scotland Group plc
tescofinancesecure.com	The Royal Bank of Scotland Group plc
tescofinancesecure.eu	The Royal Bank of Scotland Group plc
tescofinancesecure.ie	Ulster Bank Limited
tescohitelkartya.com	The Royal Bank of Scotland Group plc
tesco-hitelkartya.com	The Royal Bank of Scotland Group plc
tescohome.com	The Royal Bank of Scotland plc
tesco-home.com	The Royal Bank of Scotland Group plc
tescohome.eu	The Royal Bank of Scotland Group plc
tescohomeinsurance.com	The Royal Bank of Scotland Group plc
tescohomeinsurance.ie	Ulster Bank Limited
tescohomes.com	The Royal Bank of Scotland Group plc
tescoidtheft.com	The Royal Bank of Scotland Group plc
tesco-insurance.co.uk	RBS Insurance Services Limited
tescoisa.com	The Royal Bank of Scotland Group plc
tescoisa.eu	The Royal Bank of Scotland Group plc
tescojamjar.co.uk	RBS Insurance Services Limited
tescolifeinsurance.eu	The Royal Bank of Scotland Group plc
tescolifeinsurance.ie	Ulster Bank Limited
tescoloan.com	The Royal Bank of Scotland PLC
tescoloans.eu	The Royal Bank of Scotland Group plc
tescoloans.ie	Ulster Bank Limited
tescomagyar.com	The Royal Bank of Scotland Group plc
tescomagyarorszag.com	The Royal Bank of Scotland Group plc
tescomoney.com	The Royal Bank of Scotland Group plc
tescomoney.eu	The Royal Bank of Scotland Group plc
tescomortgage.co.uk	The Royal Bank of Scotland
tescomortgages.com	The Royal Bank of Scotland Group plc
tescomortgages.eu	The Royal Bank of Scotland Group plc
tescomortgages.ie	Ulster Bank Limited
tescomotorinsurance.com	The Royal Bank of Scotland Group plc
tescomotorinsurance.ie	Ulster Bank Limited
tesco-online.eu	The Royal Bank of Scotland Group plc
tescoonlinebanking.com	The Royal Bank of Scotland Group plc
tesco-onlinebanking.eu	The Royal Bank of Scotland Group plc
tescopension.com	The Royal Bank of Scotland Group plc
tescopensions.com	The Royal Bank of Scotland Group plc
tescopensions.eu	The Royal Bank of Scotland Group plc

Domain name	Legal Owner
tescopersonalfinance.com	The Royal Bank of Scotland Group plc
tescopersonalfinance.eu	The Royal Bank of Scotland Group plc
tescopet.com	The Royal Bank of Scotland PLC
tescopet.eu	The Royal Bank of Scotland Group plc
tescopetinsurance.eu	The Royal Bank of Scotland Group plc
tescopetinsurance.ie	Ulster Bank Limited
tescopets.com	The Royal Bank of Scotland Group plc
tescopets.eu	The Royal Bank of Scotland Group plc
tescopf.com	The Royal Bank of Scotland Group plc
tescopf.eu	The Royal Bank of Scotland Group plc
tescopf.net	The Royal Bank of Scotland PLC
tescosaving.com	The Royal Bank of Scotland Group plc
tescosavings.com	The Royal Bank of Scotland Group plc
tescosavings.eu	The Royal Bank of Scotland Group plc
tescosavings.ie	Ulster Bank Limited
tescoscratchcards.co.uk	The Royal Bank of Scotland Group plc
tescoscratchcards.eu	The Royal Bank of Scotland Group plc
tescosecure.co.uk	The Royal Bank of Scotland Group
tescosecure.com	The Royal Bank of Scotland Group plc
tescosecure.eu	The Royal Bank of Scotland Group plc
tescosecure.ie	The Royal Bank of Scotland PLC
tescosecure.net	The Royal Bank of Scotland Group
tescosecure.org	The Royal Bank of Scotland Group
tescosfinance.com	The Royal Bank of Scotland Group PLC
tescosloan.com	The Royal Bank of Scotland Plc
tescotest.com	The Royal Bank of Scotland Group PLC
tescotravelinsurance.eu	The Royal Bank of Scotland Group plc
tescotravelinsurance.ie	Ulster Bank Limited
tescotravelmoney.com	The Royal Bank of Scotland Group PLC
tescotravelmoney.eu	The Royal Bank of Scotland Group plc
tescovaluecar.eu	The Royal Bank of Scotland Group plc
tescovisa.com	The Royal Bank of Scotland Group PLC
tescovisa.eu	The Royal Bank of Scotland Group plc

PART 8
THE TAX DEED

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Part, the following words have the meanings stated:

Completion Relief means any Relief arising to the Company in respect of an Event occurring or period ending on or before Completion which was taken into account in computing any provision for deferred Tax which appears (or but for such Relief would have appeared) in the Last Accounts or has been treated as an asset in the Last Accounts.

Demand means any liability to make a payment of Tax and any notice, demand, assessment, letter or other document issued or any claim made or action taken by or on behalf of any Taxation Authority or any self assessment made by the Company from which it appears that the Company or the Purchaser has incurred or may have incurred a Tax Liability in respect of which the Seller may be liable under this Part or for which the Purchaser could claim under the Tax Warranties.

Event means any transaction, act or event and the earning, accrual or receipt of any income, profits or gains.

Purchaser Relief means any Relief arising to any member of the Purchaser’s Group (other than the Company).

Purchaser's Group means the Purchaser and any other company or companies which either are or become after Completion, or have within the six years ending at Completion been, treated as members of the same group as, or otherwise connected or associated in any way with, the Purchaser for any Tax purpose.

Relief means any relief, loss, allowance, exemption, credit, set off or deduction in respect of Tax or taken into account in computing income, profit or gains for the purposes of any Tax and any right to repayment of Tax.

Retained Group means the Seller and any other company or companies (other than the Company) which either are or become after Completion, or have within the six years ending at Completion been, treated as members of the same group as, or otherwise connected or associated in any way with, the Seller for any tax purpose.

Seller's VAT Group means the Seller and such other companies which are treated as members of a group for purposes of Section 43 VATA, the representative member of which is The Royer Bank of Scotland Group plc.

Tax includes (without limitation) tax (including VAT), duties, contributions, levies, imposts, charges or withholdings, in each case in the nature of tax whether of the United Kingdom or elsewhere in the world, but excluding water rates and business property rates, together with all fines, penalties or interest relating to any of the foregoing or to any late or incorrect return in respect of any of them.

Taxation Authority means H.M. Revenue and Customs and any other body or person whether of the United Kingdom or elsewhere in the world competent to impose, administer or collect Tax.

Tax Liability means:

(a)	a liability to make an actual payment of Tax (or an amount in respect of Tax) to a Taxation Authority, in which case the Tax Liability is the amount of the payment (or amount);

(b)
the use or set off of any Completion Relief or any Relief arising in respect of any period since Completion or Purchaser Relief in each case against a liability to make a payment of Tax in respect of which the Seller would otherwise have been liable under this Schedule, in which case the Tax Liability shall be the amount of Tax which would have been payable but for such set off, provided that the Purchaser shall procure that Reliefs other than a Completion Relief or a Purchaser Relief are used, so far as reasonably practicable, to offset any such liability to make a payment of Tax;

(c)	the disallowance of any Completion Relief, in which case the Tax Liability shall be the value attributed to such Completion Relief in the Last Accounts.

1.2	In this Part:

1.2.1
any reference to income, profits or gains earned, accrued or received on or before a particular date or in respect of a particular period shall include income, profits or gains which for Tax purposes are deemed to have been or are treated or regarded as earned, accrued or received on or before that date or in respect of that period;

1.2.2
any reference to payment for group relief means any payment in respect of the surrender or any loss or other relief (including without limitation any Tax, Tax refund or credit) or in respect of any reallocation of any gain, loss, disposal or other matter for any Tax purpose but for the avoidance of doubt excluding any payments made pursuant to Schedule 28AA of the Taxes Act;

1.2.3	persons shall be treated as connected if they are connected within the meaning of section 839 of the Taxes Act;

1.2.4	unless the context otherwise requires:

(a)	references to persons include individuals, bodies corporate (wherever incorporated), unincorporated associations and partnerships;

(b)	the headings are inserted for convenience only and do not affect the construction of this Part;

(c)	references to one gender include all genders;

1.2.5
any reference to an enactment or statutory provision is a reference to it as it may have been, or may from time to time be, amended, modified, consolidated or re enacted (with or without modification), and also include any provision replaced by such provision;

1.2.6
references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court official or any other legal concept is, in respect of any jurisdiction other than England, deemed to include the legal concept or term which most nearly approximates in that jurisdiction to the English legal term;

1.2.7	the rule known as the ejusdem generis rule shall not apply and accordingly:

(a)	general words shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(b)	general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

1.2.8	unless the context otherwise requires the expression the Company includes each of the Subsidiaries so that this Part shall apply to each Subsidiary as if it were the Company; and

1.2.9	references in this Part to the Last Accounts shall include the Last Accounts of the Company or any of the Subsidiaries, as is appropriate.

2.	COVENANT

2.1	The Seller covenants with the Purchaser to pay to the Purchaser an amount equal to fifty per cent of the amount of:

2.1.1
any Tax Liability of the Company which arises as a result of any Event which occurred on or before Completion (other than any Tax Liability arising in respect of profits earned after Completion as a result of such Event); and

2.1.2
(without prejudice to the generality of the foregoing paragraph) any Tax Liability of the Company which arises in connection with or by reference to any certificate provided for the purposes of the Income Tax (Deposit-Takers) (Interest Payments) Regulations, SI 1990/2232 (form R85) relating to interest paid on or before Completion, including for the avoidance of doubt any loss, destruction or misfiling of, or damage to, any such certificate, or any failure to comply with any procedures or obligations in respect of any such certificate or the Regulations.

2.2	The Seller covenants with the Purchaser to pay to the Purchaser an amount equal to:

2.2.1
any Tax Liability of the Company which consists of interest and/or penalties and arises as a result of failure to discharge or default in discharging any of the Seller’s obligations under paragraph 8 of this Part;

2.2.2	any Tax Liability of the Company which is properly attributable to any member of the Retained Group; and

2.2.3	any liability of the Company to:

(a)	make to any member of the Retained Group any payment for group relief; or

(b)	repay to any member of the Retained Group the whole or any part of any payment for group relief previously received,

in each case pursuant to any agreement or arrangement entered into by the Company on or before Completion, but excluding any liability arising pursuant to the provisions of paragraph 11 of this Part.

2.3
The covenants contained in this Part shall extend to fifty per cent of any reasonable costs or expenses properly incurred by the Purchaser or the Company in connection with any successful claim under paragraph 2.1 of this Part, and 100% of any such costs and expenses so incurred in connection with any successful claim under paragraph 2.2 of this Part.

2.4	Any payments made pursuant to this paragraph 2 shall as far as possible be treated as an adjustment to the Consideration paid by the Purchaser for the Shares under the terms of this Agreement.

3.	EXCLUSIONS

3.1	The covenant contained in paragraph 2.1.1 shall not cover any Tax Liability to the extent that:

3.1.1	provision reserve or allowance in respect of such Tax Liability was made in the Last Accounts;

3.1.2	such Tax Liability or amount arises in the ordinary course of business of the Company since the Last Accounts Date and prior to Completion provided that:

(a)	ordinary course shall be deemed to include any dividends paid by the Company; but

(b)
any Tax Liability which is a VAT liability arising in connection with any Commission (as defined in the General Insurance Distribution Agreement) or any Interchange Fee Income (as defined in ATM (Provision of Cash) Agreement) shall be deemed not to arise in the ordinary course of business;

3.1.3	such Tax Liability has been paid or discharged prior to Completion;

3.1.4
such Tax Liability or amount arises or is increased as a result of any change in the rates of Tax or (other than in respect of a VAT liability arising in connection with any Commission (as defined in the General Insurance Distribution Agreement) or any Interchange Fee Income (as defined in the ATM (Provision of Cash) Agreement) any imposition of new Tax legislation or any withdrawal of relief from Tax or any change in applicable law (or change in interpretation on the basis of case law), regulation or published practice of any Taxation Authority or to any judicial decision or pronouncement not in effect at Completion;

3.1.5
such Tax Liability or amount would not have arisen but for or is increased by any voluntary transaction, act or omission of the Purchaser, the Company or any company controlled by the Purchaser or a person or persons controlling the Purchaser after Completion except that this exclusion shall not apply where such transaction, action or omission:

(a)	is carried out by the Company pursuant to a legally binding obligation created on or before Completion; or

(b)	is carried out by the Company in the ordinary course of business of the Company as carried on at Completion; or

3.1.6	such Tax Liability would not have arisen or has been increased only by the failure of the Purchaser and/or the Company to act in accordance with the provisions of this Part;

3.1.7
such Tax Liability can be reduced or eliminated by the use of any Relief (other than a Completion Relief or Purchaser Relief) available, or which is for no consideration made available by the Seller to the Company, arising in respect of any Event occurring or period ending on or before Completion (or but for the use of such Relief after Completion such Tax Liability could have been reduced or eliminated);

3.1.8
such Tax Liability arises or is increased as a result of any change in the nature or conduct of or by reason of the winding up of or the cessation of any trade or business of the Company after Completion;

3.1.9	such Tax Liability would not have arisen or would have been reduced or eliminated, but for:

(a)
the failure or omission on the part of the Purchaser or the Company after Completion to make any claim, election, surrender or disclaimer or to give any notice or consent to do any other thing either as the Seller may require in respect of periods or matters for which the Seller has conduct under paragraphs 7 or 8 or, in respect of periods or matters for which the Seller does not have conduct, where the making, giving or doing of which was taken into account in computing any provision or reserve for Tax made in the Last Accounts and details of which are given to the Purchaser in reasonable time;

(b)
any disclaimer, claim, election, surrender or notice given or made by or on behalf of the Company on or after Completion which was not taken into account in the Last Accounts and otherwise than at the direction of the Seller under paragraph 7;

3.1.10
such Tax Liability arises or is increased as a result of any change after Completion in the length of any accounting period for Tax purposes of the Company or (other than a change which is necessary in order to comply with the law or generally accepted accounting principles applicable to the Company at Completion) in the accounting policy or Tax reporting practice of the Company;

3.1.11
such Tax Liability comprises interest or penalties arising by virtue of any underpayment of Tax prior to Completion insofar as any such underpayment would not have been an underpayment but for an Event occurring after Completion;

3.1.12	such Tax Liability arises from an adjustment made pursuant to Schedule 28 AA of the Taxes Act (to which for the avoidance of doubt the provisions of the side letter dated 24 April 2008 to the Shareholders’ Agreement dated 12 August 1997 shall apply); or

3.1.13	such Tax Liability has been the subject of a successful claim under the Agreement.

3.2	The provisions of paragraph 3.1 shall also operate to limit or reduce the liability of the Seller in respect of claims under the Tax Warranties.

4.	OVER-PROVISIONS, RELIEFS, ETC

4.1	If the auditors for the time being of the Company shall certify (at the request and expense of the Seller) that:

4.1.1	any provision for Tax (other than deferred tax) in the Last Accounts has proved to be an over-provision (the Over-provision); or

4.1.2
any Tax Liability which has resulted in a payment having been made or becoming due from the Seller under this Part has given rise to a corresponding saving (the Saving) for the Company or the Purchaser which would not otherwise have arisen;

then fifty per cent of the amount of the Over-provision or Saving (the Relevant Amount) shall be dealt with in accordance with paragraph 4.2 below.

4.2	Where it is provided under paragraph 4.1 that a Relevant Amount is to be dealt with in accordance with this paragraph:

4.2.1	the Relevant Amount shall first be set off against any payment then due from the Seller under this Part or the Agreement; and

4.2.2
to the extent there is an excess, a refund shall be made to the Seller of any previous payment or payments made by the Seller under this Part or the Agreement and not previously refunded under this Part or the Agreement up to the amount of such excess within 15 Business Days of the Relevant Amount being ascertained or, if later (in the case of a Saving) the date when the Saving takes effect; and

4.2.3
to the extent that the excess referred to in paragraph 4.2.2 is not exhausted under that paragraph, the remainder of such excess shall be carried forward and offset against any future payment or payments which become due from the Seller under this Part or the Agreement.

4.3
Where any such certification as is mentioned in paragraph 4.1 has been made, the Seller or the Purchaser or the Company may (at its own expense) request the auditors for the time being of the Company to review such certification in the light of all relevant circumstances, including any facts which have become known only since such certification, and to certify whether such certification remains correct or whether, in the light of those circumstances, the amount that was the subject of such certification should be amended.

4.4
If the auditors certify under paragraph 4.3 that an amount previously certified should be amended, that amended amount shall be substituted for the purposes of paragraph 4.2 as the Relevant Amount in place of the amount originally certified, and such adjusting payment (if any) as may be required by virtue of the substitution shall be made as soon as practicable by or (as the case may be) to the Seller.

4.5	The Purchaser undertakes to notify the Seller as soon as reasonable practicable upon the Purchaser or the Company becoming aware that there is an Over-provision or Saving.

5.	RECOVERY FROM THIRD PARTY

5.1
If the Seller is liable to make or has made a payment under this Part or under the Tax Warranties and the Purchaser or the Company receives or is then or subsequently becomes entitled to recover any sum or Relief in respect of the matter giving rise to the liability from some other person (including a Taxation Authority but other than the Purchaser or the Company or any person connected with either of them) the Purchaser shall notify the Seller promptly and shall, if so required, take all reasonable action to enforce such recovery (keeping the Seller fully informed of the progress of any action taken and providing it with copies of all relevant correspondence and documentation), making all such reasonable applications as are appropriate for the recovery of costs, subject to the Seller first indemnifying the Purchaser and the Company to the Purchaser’s reasonable satisfaction against fifty per cent of all reasonable costs and expenses of the Purchaser and the Company, and shall promptly account to the Seller for the lesser of:

5.1.1
fifty per cent of any sums so recovered (net of any Tax suffered thereon), including costs, interest and any repayment supplement or, in the case of a Relief obtained, the amount by which the Company is relieved of any obligation to make an actual payment of or in respect of Tax (the Benefit); and

5.1.2	the aggregate amount paid by the Seller pursuant to paragraph 2 and/or pursuant to the indemnity for costs given in this paragraph.

5.2
Any amount of the Benefit not paid to the Seller pursuant to paragraph 5.1 shall be carried forward and set off against any future payment or payments which become due from the Seller under this Part or the Agreement.

5.3	Any payment required to be made by the Purchaser pursuant to this paragraph 5 shall be made:

5.3.1	where the Purchaser or the Company receives a payment, within 15 Business Days thereof; and

5.3.2	where the Purchaser or the Company obtains a Relief, on or before the date on which Tax would have been payable to the relevant Taxation Authority but for the use of such Relief.

6.	SECONDARY LIABILITIES

6.1
The Seller covenants with the Purchaser to pay to the Purchaser an amount equivalent to any Tax or any amount on account of Tax which the Company, or any other member of the Purchaser’s Group, is required to pay as a result of a failure by any member of the Retained Group to discharge that Tax (for which it is primarily liable).

6.2
The Purchaser covenants with the Seller to pay to the Seller an amount equivalent to any Tax or any amount on account of Tax which any member of the Retained Group is required to pay as a result of a failure by the Company, or any other member of the Purchaser’s Group, to discharge that Tax (for which it is primarily liable).

6.3	The covenants contained in paragraphs 6.1 and 6.2 shall:

6.3.1	extend to any reasonable costs incurred in connection with such Tax or a claim under paragraph 6.1 and 6.2 as the case may be;

6.3.2
(in the case of paragraph 6.2) not apply to Tax to the extent that the Purchaser could claim payment in respect of it under paragraph 2, except to the extent a payment has been made pursuant to paragraph 2 and the Tax to which it relates was not paid by the Company;

6.3.3
not apply to Tax to the extent it has been recovered under any relevant statutory provision (and the Purchaser or the Seller as the case may be shall procure that no such recovery is sought to the extent that payment is made hereunder).

6.4
Paragraphs 7 and 9 (claims procedure and due date for payment) shall apply to the covenants contained in paragraphs 6.1 and 6.2 as they apply to the covenants contained in paragraph 2, replacing references to the Seller by the Purchaser (and vice versa) where appropriate, and making any other necessary modifications.

7.	CLAIMS PROCEDURE

7.1
If the Purchaser or the Company become aware, or the Seller becomes aware, of any Demand relevant for the purposes of this Part, the Purchaser shall (or shall procure that the Company shall) or the Seller shall, as appropriate, forthwith (and in any event within 15 Business Days of becoming so aware) give written notice of that Demand (including reasonable details of the Demand, the due date for payment and the amount of claim under this Part) to the Seller or the Purchaser, as appropriate, and the Purchaser shall further:

7.1.1
take or procure that the Company shall take such action and give such information and assistance in connection with the affairs of the Company as the Seller may reasonably request to avoid, dispute, defend, resist, appeal or compromise the Demand, provided the Seller has first indemnified the Purchaser and the Company to the reasonable satisfaction of the Purchaser against fifty per cent of all losses, liabilities, costs, damages and expenses (including any further liability to Tax or interest on overdue Tax) which may thereby be incurred; and

7.1.2	keep the Seller fully informed of any actual or proposed material developments and provide the Seller with copies of all material correspondence and documentation relating to such Demand.

7.2
The actions which the Seller may reasonably request under paragraph 7.1 above shall include (without limitation) the Company applying to postpone the payment of any Tax and/or allowing the Seller to take on or take over at the Seller’s own expense, the conduct of all or any proceedings of whatsoever nature arising in connection with the Demand in question, in which case, the Purchaser shall provide and shall procure that the Company shall provide such information and assistance as the Seller may reasonably require in connection with the preparation for and conduct of those proceedings and the Seller shall:

7.2.1	keep the Purchaser fully informed of any actual or proposed material developments and provide the Purchaser with copies of all material correspondence and documentation relating to such Demand;

7.2.2
ensure that no correspondence, return or other document shall be submitted to any Taxation Authority without first giving the Purchaser a reasonable opportunity to comment thereon and without incorporating such reasonable comments;

7.2.3	allow the Purchaser to take over and continue any relevant proceedings should the Seller notify the Purchaser in writing that it no longer wishes to continue such proceedings, subject to the provisions of this paragraph 7 and at the Purchaser's expense.

7.3	The Purchaser shall procure that:

7.3.1
no Demand or action in respect of which the Seller could be required to make a payment under this Part is settled or otherwise compromised without the Seller’s prior written consent (such consent not to be unreasonably withheld or delayed); and

7.3.2
no correspondence, return or other document shall be submitted to any Taxation Authority the effect of which could put such Taxation Authority on notice of any matter which could give rise to, or increase a claim under this Part without first giving the Seller a reasonable opportunity to comment thereon and without incorporating such reasonable comments.

7.4
The Purchaser shall not be required to take any action pursuant to paragraph 7.1, 7.2 or 7.3 if, in the Purchaser’s reasonable opinion, the action is likely to materially adversely affect the future liability of the Purchaser or the Company to Tax or, in the case of any proposed action which involves contesting the Demand before any court or other appellate body (including the General or Special Commissioners or VAT & Duties Tribunal), unless the Seller has been advised by Tax Counsel of at least 10 years’ call, after disclosure of all relevant information and documents, that it is reasonable to take the action requested by the Seller.

7.5
If the Seller does not request the Purchaser to take any appropriate action within 30 Business Days of notice to the Seller, or if no action is required to be taken by virtue of paragraph 7.4 and the Seller has not proposed in writing any alternative action, or if the Seller notifies the Purchaser in writing that it does not wish to exercise its rights under this paragraph 7, the Purchaser shall be free to satisfy or settle (or to allow the Company to satisfy or settle) the relevant Tax Liability on such terms as it may in its absolute discretion think fit.

8.	TAX RETURNS

8.1
The Seller or the Seller’s duly appointed agents shall prepare all the Tax returns and computations of the Company for all accounting periods ended on or prior to Completion (the Tax Returns) at the Company’s expense.

8.2
The Seller or the Seller’s duly appointed agents shall deliver all Tax Returns which are required to be signed by or on behalf of the Company to the Purchaser for authorisation, signing and submission. If a time limit applies in relation to any Tax Return, the Seller shall ensure that the Purchaser receives the Tax Return no later than 15 Business Days before the expiry of the time limit.

8.3	The Seller shall procure that:

8.3.1	the Purchaser receives copies of all written correspondence with any Taxation Authority insofar as it is relevant to the Tax Returns; and

8.3.2	no Tax Return is submitted to any Taxation Authority which is not, so far as the Seller is aware, true and accurate in all respects, and not misleading.

8.4
The Purchaser shall procure that the Company shall cause the Tax Returns to be authorised, signed and submitted to the appropriate authority without amendments or with such amendments as the Seller shall agree and shall make or procure that the Company shall make all such claims, surrenders, disclaimers, notices or elections in relation to all accounting periods ended on or prior to Completion as the Seller shall require and shall give the Seller or the duly authorised agent or agents all such reasonable assistance as may be required to agree the Tax Returns with the appropriate authorities.

8.5
The Purchaser shall be under no obligation to procure the authorisation, signing or submission to a Taxation Authority of any document delivered to it under paragraph 8.2 which it considers in its reasonable opinion to be false or misleading in any material respect, but for the avoidance of doubt shall be under no obligation to make any enquiry as to the completeness or accuracy and shall be entitled to rely entirely on the Seller and its agents.

8.6
The Seller or the duly authorised agent or agents shall prepare all documentation and deal with all matters (including correspondence) relating to the Tax Returns and the Purchaser shall procure that the Company shall afford such access to their books, accounts and records as is necessary and reasonable to enable the Seller or the duly authorised agent or agents to prepare the Tax Returns and conduct matters relating to the Tax Returns in accordance with the Seller’s rights under this paragraph.

8.7
The Purchaser shall have responsibility for, and the conduct of preparing, submitting and agreeing with the relevant Taxation Authority all Tax computations and returns of the Company for any accounting period which both commences prior to Completion and ends after Completion (a Straddle Period). Draft computations and returns and any correspondence with a Taxation Authority in respect of a Straddle Period will be submitted to the Seller before they are submitted to a Taxation Authority and the Seller will have a period of 15 Business Days to comment thereon. The Purchaser shall procure that the Company shall incorporate the Seller’s reasonable comments before submission of the correspondence or returns and computations to the Taxation Authority. The Purchaser shall procure that the Company shall afford such access to their books, accounts and records as is necessary and reasonable to enable the Seller to exercise its rights under this paragraph 8.7. The Seller shall provide such assistance as the Purchaser shall reasonably require in preparing all computations or returns relating to the Straddle Period.

9.	DUE DATE FOR PAYMENT AND INTEREST

9.1	All payments to be made by the Seller under this Part shall be made by the later of 15 Business Days after receipt of a written demand in respect of the same and:

9.1.1
in respect of a liability under paragraphs (a) or (b) of the definition of Tax Liability, 5 Business Days before the last date on which the Tax is payable to the Taxation Authority demanding the same without giving rise to interest or fines;

9.1.2
in respect of a liability under paragraph (c) of the definition of Tax Liability, 5 Business Days before the last day on which the Company must pay Tax arising due to the Relief being disallowed to the Taxation Authority demanding the same without giving rise to interest and fines.

10.	VAT

10.1	The Seller and the Purchaser shall procure that steps are taken to ensure that the Company ceases to be a member of the Seller’s VAT Group with effect from Completion.

10.2
The Purchaser will procure that the Company pays to the representative member of the Seller’s VAT Group at least 5 Business Days before the last date for submission for the VAT return for the period current at Completion, an amount equal to:

10.2.1
the amount of VAT for which the representative member is obliged to account to HMRC which is attributable to supplies, acquisitions or importations made by the Company in the period current at Completion until the date it ceases to be a member of the Seller’s VAT Group; Less:

10.2.2	the amount equal to all deductible input tax in respect of supplies, acquisitions or importations made to the Company in the period referred to in sub-paragraph 10.2.1.

Provided that if the amount determined under sub-paragraph 10.2.2 exceeds the amount determined under sub-paragraph 10.2.1, the Seller will procure that the representative member of the Sellers VAT Group will pay an amount equal to that excess to the Purchaser within 15 Business Days of the due date for payment of VAT for the period current at Completion.

11.	CONSORTIUM RELIEF

11.1
The Seller shall be entitled to surrender (and to procure that any other company which is a member of the Retained Group and which is entitled to consent to a surrender pursuant to section 402(3) of the Taxes Act 1988, surrenders) to the Company, trading losses and other amounts eligible for surrender by way of relief from corporation tax under Chapter IV, Part X, of the Taxes Act 1988 (a Surrender), to the extent legally possible. No payment shall be made in respect of any Surrender except to the extent set out in the following provisions of this paragraph 11.

11.2
The Seller shall give and procure that the relevant surrendering company within the Retained Group gives all consents and takes such other action as may reasonably be required to ensure that any Surrender is effectively made within any relevant time limits.

11.3
The Purchaser shall give consent to any Surrender and procure that the Company makes a claim for the losses surrendered or takes such other action as may reasonably be required to ensure that such Surrender is effectively made within any relevant time limits, provided that the Purchaser shall not be obliged to procure that the Company take any action pursuant to this sub-paragraph which in the Purchaser’s reasonable opinion could increase the liability to Tax of the Company.

11.4
In respect of any Surrender, the Purchaser shall procure that the Company shall make a payment to the relevant surrendering company as respects the amount surrendered (as referred to in section 402(6) of the Taxes Act 1988) not later than 5 Business Days after the submission of the Company’s tax return or amended tax return for the accounting period in which the relevant losses or other amounts have been claimed by the Company.

11.5
The amount of any payment referred to in sub-paragraph 11.4 shall be equal to the amount surrendered multiplied by a percentage equal to the effective percentage rate of corporation tax applicable in the United Kingdom to companies generally in respect of income profits for the relevant accounting period of the Company.

11.6
Any payment made pursuant to sub-paragraph 11.4 shall be subject to return or repayment if, and to the extent, that it is determined that the relevant losses or other amounts surrendered are not available for surrender or there is an insufficiency of profits of the Company and any such payment shall be adjusted to the extent that it is subsequently found to have been incorrectly calculated.

11.7	The amount of any return or repayment required pursuant to sub-paragraph 11.6 shall be increased:

(a)
where the repayment is made because the losses or other amounts are not available for surrender, by an amount equal to any interest (which for the avoidance of doubt shall not be treated as interest for the purposes of clause 24.3) that becomes payable by the Company in respect of late paid corporation tax that would not have been payable had the losses or other amounts been available for surrender; or

(b)
where the return or repayment is made because the Company has insufficient profits to accept such surrender (in whole or in part), by an amount equal to interest at a rate equal to the Seller’s base rate from the date the payment falling due under sub-paragraph 11.4 was actually made to and including the date the return or repayment is actually made.

PART 9

LIMITATIONS ON SELLER’S LIABILITY

1.	BASIS OF CLAIMS

1.1
For the avoidance of doubt, the parties agree that the basis for all Claims and Tax Claims brought by any of the parties will, in accordance with ordinary contractual principles, arise in respect of the acquisition by the Purchaser of the Shares pursuant to this Agreement.

2.	LIMITATIONS ON AMOUNT

2.1	Individual and aggregate liability

The Seller shall not be liable for a Claim unless and until:

2.1.1     the Seller’s liability for an individual Claim (or series of related Claims with respect to the same subject matter, facts or circumstances which may be aggregated to form a Claim) exceeds £500,000 (a Small Claim): and

2.1.2     the Seller’s aggregate liability for all Small Claims exceeds £10,000,000 (in which event the Seller shall be liable for the full amount of the Small Claims and not just the excess over £10,000,000), save that this paragraph 2.1 shall not apply to any Claim under a Warranty to which paragraph 2.3 applies.

2.2	Maximum liability

The Seller’s total aggregate liability for all Claims and Tax Claims is limited to £285,000,000 (including all legal and other professional costs, fees, charges and expenses of the Purchaser).

2.3	Liability in respect of Warranties 6.2.1 and 6.2.2

The Seller shall not be liable for a Claim under Warranties 6.2.1 or 6.2.2 unless and until the Seller’s liability for an individual Claim under any of those Warranties (or series of related Claims with respect to the same subject matter, facts or circumstances which may be aggregated to form a Claim) exceeds £100,000.

3.	TIME LIMITS FOR BRINGING CLAIMS

3.1	Time periods

The Seller shall not be liable for a Claim or a Tax Claim unless it receives from the Purchaser written notice of the Claim or Tax Claim (stating, so far as practicable and known to the Purchaser, in reasonable detail the matter giving rise to the Claim or

Tax Claim and an estimate, on a without prejudice basis, the amount of the Claim or Tax Claim):

3.1.1	on or before the seventh anniversary of Completion in respect of a Tax Claim; and

3.1.2	on or before the expiry of the period ending eighteen months after the date of Completion in respect of a Claim.

3.2	Unsatisfied prior claims

Any Claim or Tax Claim which has been notified to the Seller pursuant to paragraph 3.1 (and which has not been previously satisfied, settled or withdrawn), shall be deemed to have been withdrawn and shall become fully barred and unenforceable:

3.2.1	subject to sub-paragraph 3.2.2 below, on the expiry of the period of six months following the date on which the Seller received notice of the Claim or Tax Claim in accordance with paragraph 3.1,

3.2.2	in the case of a Claim or Tax Claim based on a contingent liability or a liability for an unliquidated amount, six months after that liability becomes an actual liquidated liability,

unless legal proceedings in respect of the Claim or Tax Claim have been issued and served on the Seller.

4.	GENERAL EXCLUSIONS ON LIABILITY

4.1	Post-completion events

The Seller shall not be liable for a Claim to the extent that the Claim is attributable (in whole or in part) to or is increased as a result of an Event occurring after Completion by a member of the Purchaser’s Group or any of their respective officers, employees or agents in each case outside the ordinary course of business. This paragraph shall not limit or extinguish the liability of the Seller where any such Event was specifically required by the terms of any legally binding agreement entered into before Completion.

4 2	Change in law

The Seller shall not be liable for a Claim to the extent that the Claim is attributable (in whole or in part) to, or is increased as a result of, the passing or coming into force of, or any change in, after the date of this Agreement, any law, rule, regulation, directive, interpretation of the law or any administrative practice of any government, governmental department, agency or regulatory body in any such case not actually or prospectively in force at the date of this Agreement.

4.3	Change in accounting policies etc.

The Seller shall not be liable for a Claim to the extent that the Claim is attributable (in whole or in part) to, or is increased as a result of, a change made after Completion in the accounting policies or practices or any Tax reporting practice or the length of any accounting period for Tax purposes of the Purchaser or a Group Company, save where required to comply with law or IFRS.

4.4	Consent

The Seller shall not be liable for a Claim to the extent that the matter giving rise to the Claim arises from an Event occurring before Completion:

4.4.1
as a direct result of a unilateral act of the Purchaser in relation to the Business where such act was undertaken without the written approval or written consent of the Seller (excluding any acts undertaken by a present or former Purchaser Appointed Director within the ordinary course of business of the Group provided that he or she was not acting in breach of the JV Agreement); or

4.4.2	at the written request or direction of, or with the written consent of, the Purchaser.

4.5	Provision in Accounts or Management Accounts

The Seller shall not be liable for a Claim to the extent that the matter giving rise to the Claim was specifically provided for in the Accounts or the Management Accounts.

4.6	Contingent liability

Without prejudice to a party’s ability to bring a Claim under paragraph 3 of this Part 9 to the Schedule, the Seller shall not be liable for a Claim to the extent that the Claim is based upon a contingent liability unless and until such contingent liability becomes an actual liability and is due and payable.

4.7	Indirect or consequential loss

The Seller shall not be liable whether for negligence, breach of contract, misrepresentation or otherwise, for any indirect or consequential loss or damage (inducting any loss of profit, goodwill, revenue or business opportunity that, in each case, is indirect or consequential) arising under or in connection with this Agreement.

4.8	Assignation

The Seller shall not be liable for a Claim or Tax Claim to the extent that the Purchaser assigns or purports to assign any of its rights under this Agreement other than in accordance with the provisions of Clause 23 (Assignation) or makes or purports to make a declaration of trust in respect of any of those rights.

5.	NO LIABILITY IF LOSS IS OTHERWISE COMPENSATED

5.1	Claim arising from same circumstances

Neither the Purchaser nor a Group Company shall be entitled to recover more than once in respect of the same circumstances giving rise to a Claim or Tax Claim.

5,2	Recovery from third party

The Seller shall not be liable to the extent that the matter giving rise to the Claim is an amount for which the Company has made an actual recovery from any person other than the Seller or any member of the Seller’s Group whether under any provision of applicable law, insurance policy or otherwise howsoever.

5.3	Mitigation

The Purchaser shall, and shall procure that each member of the Purchaser’s Group shall, take all reasonable steps to avoid and/or mitigate the Seller’s liability for a Claim. Nothing in this Part of the Schedule shall restrict or limit the Purchaser’s general obligation at law to mitigate any loss or damage which it may suffer as a result of a matter giving rise to a Claim.

6.	CONDUCT OF CLAIMS

If any member of the Purchaser’s Group becomes aware of any claim or potential claim by a third party which can reasonably be expected to result in a Claim (each, a Third Party Claim) the following provisions below shall apply.  Nothing in this paragraph 6 shall prejudice the ability of the Purchaser to make any Claim against the Seller nor affect any rights the Purchaser may have in relation to such Claim.

6.1	No admission of liability

The Purchaser shall not make, and shall procure that no other member of the Purchaser’s Group shall make, any admission of liability in respect of or compromise or settle the Third Party Claim without the prior written consent of the Seller (not to be unreasonably withheld or delayed).

6.2	Access

The Purchaser shall provide, and shall procure that all other members of the Purchaser’s Group provide, on reasonable written request, the Seller and the Seller’s professional advisers with reasonable access to premises, personnel and to all relevant assets, documents, records and information of the relevant Group Company within the power, possession or control of any member of the Purchaser’s Group for the purpose of investigating the Third Party Claim and/or enabling the Seller to take such action as is referred to in paragraph 6.5 (subject, at all times, to the Seller giving appropriate confidentiality undertakings).

6.3	Preservation of records

The Purchaser shall, and shall procure that all other members of the Purchaser’s Group, use all reasonable efforts to retain and preserve all relevant assets, documents, records and information of the relevant Group Company within the power, possession or control of the Purchaser’s Group of, or relating to a Group Company which are relevant in connection with any Claim for so long as any actual or prospective Claim remains outstanding.

6.4	Copies

The Seller shall at its own cost be entitled to copies of any of the documents, records and information, and to photograph any premises or assets, referred to in paragraph 6.2 subject to appropriate confidentiality undertakings (including rights of return and/or destruction satisfactory to the Purchaser) and solely for the purposes of this paragraph 6.

6.5	Proceedings

Subject to paragraph 6.6 and to the Seller indemnifying the Purchaser and each other member of the Purchaser’s Group for all reasonable costs, charges and expenses properly incurred as a result of any action taken by the Seller pursuant to this paragraph, the Purchaser shall, and shall procure that each member of the Purchaser’s Group shall:

6.5.1
take such action and give such information and assistance, as the Seller may reasonably request to dispute, resist, appeal, compromise, defend, remedy or mitigate the Third Party Claim or to enforce against any person (other than the Seller) the rights of any member of the Purchaser’s Group in relation to the Third Party Claim; and

6.5.2
in connection with any proceedings related to the Third Party Claim (other than against the Seller), use professional advisers nominated by the Seller with the Purchaser’s consent (such consent not to be unreasonably withheld or delayed) and, if the Seller so requests, permit the Seller to have exclusive conduct of the negotiations and/or proceedings.

The Seller shall provide regular updates and information to the Purchaser on the conduct and progress of such Third Party Claim and respond to all reasonable requests from the Purchaser for such information.

6.6	Restrictions on Conduct

The Seiler shall not be entitled to assume conduct of a Third Party Claim and may be required by the Purchaser to relinquish control of any such Third Party Claim:

6.6.1
if in the reasonable opinion of the Purchaser, the exercise of any conduct rights by the Seller would, either in principle or as a result of the manner in which the Seller is exercising those conduct rights, be reasonably likely to have a material adverse effect on the goodwill, reputation, Business or affairs of the Purchaser’s Group as a whole, or of any Group Company;

6.6.2
in the event of any Third Party Claim brought by, or on behalf of, one or more customers of the Group (a Customer Claim), provided that the Purchaser procures that each Group Company complies in all material respects with its usual complaints handling policies applicable to such Customer Claim and does not treat such Customer Claim differently because of the existence or likelihood of a Claim;

6.6.3
in the event of a Third Party Claim which might give rise to a criminal action or proceeding brought against any member of the Purchaser’s Group, or any of their directors, officers or employees or to a Third Party Claim for punitive damages; or

6.6.4
if the exercise of any conduct rights by the Seller would render any policy of insurance maintained by or available to the Purchaser or the Group void or voidable or entitle the relevant insurer to repudiate or rescind any such policy in part or whole or an insurer exercises a right to take over conduct of the Third Party Claim.

7.	RECOVERY FROM THIRD PARTIES

7.1	Purchaser’s obligations

Where the Seller has made a payment to the Purchaser in respect of a Claim, and a Group Company or the Purchaser (or any other member of the Purchaser’s Group) either recovers or is entitled to recover (whether by reason of insurance, payment, discount, credit, relief or otherwise) from a third party any sum which is referable to a fact, matter, event or circumstance giving rise to a Claim the Purchaser shall (or, as appropriate, shall procure that each Group Company and each other member of the Purchaser’s Group shall):

7.1.1	provide such information and assistance as the Seller may reasonably require relating to such right of recovery or such other relief, saving or benefit and the steps taken or to be taken by the Purchaser or (as the case may be) a Group Company in connection with it;

7.1.2	keep the Seller reasonably informed of the progress of any action taken and provide it with copies of all relevant correspondence and documentation,

and if the Purchaser, a Group Company or other member of the Purchaser’s Group actually recovers any amount, the Purchaser shall forthwith pay to the Seller an amount equal to the amount that the Purchaser, such Group Company or other member of the Purchaser’s Group has recovered (less any reasonable costs incurred in recovering or obtaining such payment, saving or benefit and any tax actually suffered on such amount) (the Benefit) to the extent that the amount of the Benefit does not exceed the aggregate payments previously made by the Seller in respect of all Claims.

7.2	Insurance of liability

If at any time after Completion the Seller wishes to insure all or any part of its liability in respect of Claims or Tax Claims, the Purchaser shall provide such information as any prospective insurer or broker may reasonably require before effecting such insurance.

PART 10
SHORT PARTICULARS OF PROPERTY

Forthstone

Address:	Forthstone, 56 South Gyle Crescent, Edinburgh EH12 9LE (the Building) of which the Leased Subjects as defined in the Forthstone Sub-underlease (referred to in Part 11 of the Schedule) form part

Tenure:	Sub-leasehold

Title Number:	Not applicable

Date of Lease relating to Building:	29 March and 19 April 2001, and registered in the Books of Council and Session on 29 May 2001

Parties to Lease:	(1) BriTel Fund Trustees Limited; (2) The Royal Bank of Scotland plc

Current Rent:	£830,584 (exclusive of VAT and common charges)

Sub-tenant:	The Royal Bank of Scotland plc

Lease Term:	19 February 2001 – 12 March 2020, subject to the sub-tenant being entitled to terminate at 18 February 2016.

Redhill

Address:	Lombard House 3 Princess Way Redhill RH1 1NP (Redhill)

Property:
Those parts of Redhill described as the Premises in the sublease defined in the Redhill Sub-underlease as the “Headlease” of which the Premises as defined in the Redhill Sub-underlease (referred to in Part 11 of this Schedule) form part.

Lease Term:
Lombard North Central plc has a contractual right to be granted a sublease of the Property in the form of the said “Headlease” (a copy of which has been provided to the Purchaser in the Disclosed Documents). Pending obtaining the superior landlord’s consent, the grant of such sublease has not yet been completed and Lombard North Central plc occupy the Property as licensee on the terms of the sublease as if such had been granted.

PART 11
THE PROPERTIES

1	DEFINITIONS AND INTERPRETATION

1.1	In this Part of this Schedule, unless the context otherwise requires, the following expressions shall have the following meanings:

Consent means any consent, waiver, deed or document that is required from a Landlord or from any third party to grant an Underlease of the relevant Property to the Tenant;

End Date means the date 18 months following the Completion Date;

Entry Date means under the Forthstone Sub-underlease the date which is the later of (a) 5 Business Days after receipt of the relevant Consent and (b) Completion

Expiry Date means the date 18 months following the Completion Date;

Forthstone Property means the premises to be demised by the Forthstone Sub-undedease;

Forthstone Sub-underlease means the sublease of the Forthstone Property to be entered into in accordance with this Part 11 in the agreed form attached hereto;

Landlord means, in relation to a Property, the person who is then in right of the landlord’s interest of the relevant Lease and is entitled to the freehold or leasehold reversion immediately expectant upon the term granted by the relevant Lease and includes (where required by the terms of the relevant Lease) the person or persons entitled to the freehold and any other interest in reversion which is superior to the interest of the lessor under the relevant Lease and means in relation to the Redhill Property the person who will be the grantor to LNC of the underlease defined in the Redhill Sub-underlease as the “Headlease”;

Lease means the lease or underlease or contractual arrangement under which the Seller or LNC (as the case may be) holds each Property;

LNC means Lombard North Central Plc (registered company number 00337004) whose registered office is at 3 Princess Way, Redhill, RH1 1NP;

Losses means all losses, liabilities, damages, settlements, costs, fees and expenses;

Property means the Forthstone Property or the Redhill Property (as the case may be);

Redhill Property means the premises to be demised by the Redhill Sub-underlease;

Redhill Sub-underlease means the sublease of the Redhill Property to be entered into in accordance with this Part 11 in the agreed form attached hereto;

Separation Works Consent means in the case of the Forthstone Property consent from the Landlord to the works referred to in paragraph 6 hereof to the extent required under the terms of the Lease relating to Forthstone;

Start Date means the Completion Date;

Tenant means, in respect of each Property, Tesco Stores Limited;

Underlease means in respect of a Property, the Forthstone Sub-underlease or the Redhill Sub-underlease as relevant.

1.2	The paragraph headings in this Schedule shall not affect its interpretation.

1.3	Unless the context otherwise requires:

(a)
references in this Schedule to clauses shall be construed as references to clauses of the Agreement of which this Schedule is a part; and references to paragraphs shall be construed as references to paragraphs of this Schedule; and

(b)	references to transfer shall be construed so as to include assign, assignation or assignment.

2.	UNDERLEASE

2.1
The Seller shall grant or shall procure that LNC shall grant and the Purchaser shall procure that the Tenant shall accept each of the Underleases in accordance with the terms of this Part of this Schedule.

2.2
A relevant Underlease shall not be completed (which in the case of the Forthstone Sub-underlease means signed by the parties) unless and until the grant of the relevant Consents required in relation to the relevant Property and (in the case of the Redhill Property) additionally the grant to LNC of the lease described in the Redhill Sub-underlease as the “Headlease” has been obtained.

2.3
In respect of a Property within 5 Business Days of the later of receipt of (a) the relevant Consent and (b) Completion, the terms of the relevant Underlease shall be completed by the addition of any relevant information (including in the Forthstone Sub-underlease the Entry Date and the Expiry Date and in the Redhill Sub-underlease the Start Date and the End Date) which still has to be inserted therein and an engrossment prepared by the Seller.

2.4
In the case of the Forthstone Sub-underlease the Seller shall, within two weeks of the date referred to in paragraph 2.3, execute the said Underlease in a self evidencing manner and deliver the executed documents to the Tenant.

2.5
In the case of the Redhill Sub-underlease the Seller shall within two weeks of the date referred to in paragraph 2.3 deliver the counterpart thereof to the Tenant and shall procure that the original thereof is executed by LNC within two weeks thereafter.

2.6	The Purchaser shall procure that:

2.6.1
in the case of the Forthstone Sub-underlease within two weeks following receipt by the Tenant of an engrossed and duly executed Underlease from the Seller, the Tenant shall execute it in a self evidencing manner and deliver a copy of the executed Underlease to the Seller;

2.6.2
in the case of Redhill Sub-underlease within two weeks following receipt by the Tenant of the engrossed counterpart the Tenant shall execute it and return it to the Seller in readiness for completion of the Redhill Sub-underlease;

2.6.3
within thirty days following completion (in the case of the Redhill Sub-underlease) or the last date of execution (in the case of the Forthstone Sub-underlease) of the said Underlease by the Tenant, the Tenant shall submit an appropriate Land Transaction Return to the Inland Revenue and pay any Stamp Duty Land Tax due in respect of the Underlease aforesaid;

2.6.4
within seven days following receipt, the Tenant delivers to the Seller a copy of the Revenue Certificate or a self-certificate (as appropriate) required in terms of Section 79 of the Finance Act 2003; and

2.6.5
within eight weeks following the last date of execution of the Underlease in respect of any Property situated in Scotland, an application is made to register the said executed Underlease in the Books of Council and Session and that the Tenant delivers to the Purchaser’s solicitors two Extracts thereof.

2.7
Completion of the Redhill Sub-underlease shall take place within 3 Business Days after whichever is the later of (a) the Seller receiving both the original and counterpart thereof duly executed by LNC and the Tenant respectively and (b) the grant to LNC of the underlease defined in the Redhill Sub-underlease as the “Headlease”.

2.8
Until the termination of the licence granted in accordance with paragraph 5 of this Part 11 all provisions of the relevant Underlease shall, in so far as applicable be enforceable under this agreement as from the Entry Date, notwithstanding that the said Underlease has not been executed by the parties thereto including, without prejudice to the generality of the foregoing, an obligation of the Purchaser to procure that the Tenant pays to the Seller or (as relevant) LNC, as the Landlords thereunder, all rent, interest and other monies detailed or specified in the relevant underlease.

3.	FORM OF UNDERLEASE

The Underlease to the Tenant of each Property shall be in the relevant agreed form of Underlease.

4.	OBTAINING THE CONSENTS

4.1
Subject to the Purchaser and the Tenant complying with paragraph 4.3 of this Part 11 of the Schedule the Seller shall not later than ten Business Days after the date of this Agreement apply to the Landlords or other third parties (as appropriate) for the Consents and keep the Purchaser informed of the progress of each application PROVIDED THAT the Seller shall be under no obligation to apply for consent for assignment of the lease of the Redhill Property dated 23 July 1990 made between (1) The Norwich Union Life Insurance Society and (2) LNC nor to apply for consent for the grant to LNC of the Underlease defined in the Redhill Sub-underlease as the “Headlease.”

4.2
The Seller shall as soon as reasonably practicable following the date the parties reach agreement under paragraph 6.2 of this Part 11 apply to the Landlords for the Separation Works Consent and keep the Purchaser informed of the progress of the application.

4.3
The Seller shall use its reasonable endeavours and the Purchaser will use reasonable endeavours to assist the Seller to obtain the Consents and the Separation Works Consent including where reasonably required by the Landlord, by procuring that the Tenant provides suitable bank and trade references and other relevant financial information and statistics as may be reasonably required by the Landlords in terms of the Leases.

4.4
The Seller shall keep the Purchaser regularly appraised, in writing upon request, as to the progress which is being made in relation to the obtaining of the Consents and the Separation Works Consent and shall, forthwith on receipt, send the Purchaser a copy of all relative replies received from or on behalf of the said Landlords.

4.5
The Purchaser shall procure that the Tenant shall reimburse the Seller in respect of all costs, charges, expenses and liabilities properly payable to the Landlords in obtaining the Consents and the Separation Works Consent, irrespective as to whether the application(s) is/are successful.

4.6
The obligations under paragraphs 4.1 to 4.4 inclusive in relation to a Property shall expire on the earlier of (a) the End Date and (b) the date on which the licence granted pursuant to paragraph 5 of Part 11 terminates.

5.	OCCUPATION BY PURCHASER

5.1
If, in relation to any Property, the Consent of the Landlord has not been obtained, and the Underlease has therefore not been granted, by Completion, the Seller shall or shall procure that LNC (as the case may be) shall, with effect from Completion for the period referred to in paragraph 7.1 hereof permit the Tenant (together with any company with whom the Tenant would be entitled to share possession of the Property had the relevant Underlease been entered into (in which case such sharing of occupation shall only be permitted in accordance with the terms of the relevant Underlease)) to occupy the relevant Property as licensee upon the terms and conditions contained in the relevant Underlease (excluding clause 14 of the Forthstone Sub-underlease in relation to warrandice which shall not apply) and the Purchaser shall procure that the Tenant shall comply with all of its obligations in the relevant Underlease during the period of such occupation as if the Underlease had been granted including without prejudice to the generality of the foregoing, the obligation of the Purchaser to procure that the Tenant pays to the Seller or LNC (as relevant) licence fees equal to all rent, interest and other monies detailed or specified in the relevant Underlease which shall be payable by the Tenant for the duration of the licence as if such Underlease had been granted with effect from and with an entry date of Completion.

5.2
Such licence referred to in paragraph 5.1 shall be revocable by the Seller or LNC (as applicable) forthwith upon written notice to that effect served by the Seller upon the Purchaser if irritancy, forfeiture, interdict, ejection, damages or any other court or summary enforcement action by the Landlord on account of the Tenant’s occupation itself constituting a breach of covenant or condition in the Lease is threatened in writing and the Seller reasonably considers that the Landlord may take any enforcement action in respect of such breach and the breach complained of cannot reasonably be remedied other than by requiring the Tenant to vacate the relevant Property, in which event the Purchaser shall procure that the Tenant shall vacate and flit and remove from the relevant Property without process of law leaving the area formerly occupied by the Tenant vacant, void and redd and in such repair and condition as represents a full and due performance by the Tenant of the obligations incumbent on it in the terms of the relevant Underlease as well as having reinstated the relevant area to the state and layout which pertained as at Completion with any works carried out pursuant to paragraph 6 of this Part 11 of the Schedule removed and all damage caused being made good to the reasonable satisfaction of the Seller (provided always that the Tenant’s liability to reinstate the works carried out pursuant to paragraph 6 of this Part 11 of the Schedule shall not exceed £50,000 plus Value Added Tax) and in the event that the Purchaser fails to procure full compliance by the Tenant with this paragraph by the date occurring 7 Business Days following the date of such termination then the Purchaser shall be bound and obliged to free, relieve and indemnify the Seller upon demand in respect of all costs incurred by the Seller in effecting such works as are required to remedy such breach or breaches.

5.3
Whether or not the Tenant shall take occupation of any Property as licensee pursuant to paragraph 5.1, the Purchaser shall procure that the Tenant shall, with effect from Completion until the licence is revoked or the term of the licence is terminated or otherwise determined as contemplated by the Underlease, reimburse the Seller on demand all rents, service charges, insurance premiums and other sums which would have been payable by the Tenant under the Underlease in respect of the period from Completion up to the date of such revocation termination or determination had the Underlease been in full force and effect from Completion, and shall observe the tenant’s covenants and conditions contained in the Underlease from Completion and shall keep the Seller indemnified from and against all Losses arising on account of any breach non-observance or non-performance of them whether before, on or after Completion.

5.4
The Seller shall pay (and shall procure that LNC pays) all rents, service charges, insurance premiums and other sums due to the Landlord under each Lease and shall keep the Purchaser and its Group Companies indemnified from and against all Losses arising on account of any non payment by the Seller (except so far as such breach is occasioned by a breach of the provisions of this Schedule by the Purchaser).

5.5	The Seller will not and shall procure that LNC will not:

(a)	effect or accept any variation or surrender or other termination of any of the Leases; nor

(b)	serve any notices upon the Landlord under them which is detrimental to the interests of the Tenant;

without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed) and the Seller shall forthwith send a copy to the Purchaser of any notice or other material communication received in connection with any of the Leases.

6.	SEPARATION

6.1	Each of the Seller and the Purchaser acknowledges and agrees that in relation to the Forthstone Property:

(a)
it may be required or desirable in order to comply with the requirements of any Regulatory Authority relevant to the Business or any other statutory requirement the Seller and/or the Purchaser (and/or their respective Group Companies) and/or to obtain a Consent to segregate the parts of the Forthstone Property occupied by the Purchaser and its Group Companies from those parts occupied by Seller and its Group Companies in terms of physical boundaries and security access (Separation);

(b)
as soon as reasonably possible following the date of this Agreement each of them shall (acting reasonably) seek to agree as to the nature of the works (if any) required to be undertaken to the Forthstone Property in order to achieve Separation, having regard to the most cost effective strategy in light of the parties’ reasonable operational and security concerns and the duration of the shared occupancy of the Forthstone Property; and

(c)
subject to the provisions of clause 19 (Confidentiality) of this Agreement, the Seller and Purchaser shall maintain in strictest confidence any Confidential Information obtained by either of them in connection with the space sharing arrangements contemplated by this Part 11 of this Schedule, and shall not use any such Confidential Information for their own benefit or disclose such Confidential Information to any other party whatsoever, save that the Seller or the Purchaser may, when required, disclose only the minimum amount of information required to the Landlord of the Lease relating to Forthstone.

6.2
Following agreement between the Seller and the Purchaser as to the nature of any works to achieve Separation and the receipt of the Separation Works Consent, the Seller shall or shall cause such works to be carried out as soon as reasonably practicable, in each case causing the minimum disruption as reasonably practicable to both the business of the Seller’s Group and the business of the Purchaser’s Group, and the Purchaser shall pay to the Seller within 7 Business Days of demand 50% of the reasonable and properly incurred costs of such works (exclusive of value added tax which shall be payable in addition).

7.	GENERAL

7.1
The licence constituted by this Part of this Schedule shall subsist in relation to a Property, unless earlier terminated pursuant to paragraph 5.1 hereof or pursuant to the provisions for irritancy or re-entry contained within the Underlease or pursuant to the exercise of a break right contained within an Underlease (which shall be exercisable to terminate the licence in the terms of the relevant Underlease as if such Underlease had been granted) until the earlier of (a) the completion date of the Underlease (which means in the case of the Forthstone Sub-Underlease the last date of signing thereof) of the relevant Property and (b) the End Date

7.2
The whole provisions, obligations and rights granted and reserved in the Underlease (excluding Clause 14 of the Forthstone Sub-underlease (warrandice) which shall not apply), save where expressly contrary to the provisions of this Part of this Schedule shall apply mutatis mutandis as the terms upon which the Seller or LNC (as the case may be) permits the Tenant to occupy the Property.

7.3
The arrangements agreed and set out in paragraphs 5, 7.1 and 7.2 of this Part 11 of this Schedule are not intended by the Seller or the Purchaser to create any greater legal relationship or interest than a licence to occupy which is personal to the Purchaser and the Tenant and extends only to allowing sharing of occupation to the extent permitted in terms of the Underlease and notwithstanding any provision hereof or of the Undedease apparently to the contrary during the period of the said licence no relationship of landlord and tenant is created and neither the Purchaser, nor the Tenant nor any Group Company of theirs shall have exclusive occupation of the Property or part thereof but will share the same with the Seller.

7.4

7.4.1
Without prejudice to the generality of the foregoing provisions, the Purchaser shall indemnify the Seller in respect of any Losses arising from the use and occupation of the Forthstone Property by the Tenant under and in terms of the licence hereby created up to a maximum of half of the full amount of such Losses or other, provided always that the Seller shall use reasonable endeavours to mitigate any such Losses

7.4.2
Nothing in clause 7.4.1 shall override any specific allocation of liability between the parties hereto in this Part 11 nor shall it limit any liability of the Seller under the provisions of Clause 10 (Warranties) of this Agreement.

7.5
In the event that the licence hereby created gives rise to any liability for Stamp Duty Land Tax then the Purchaser shall be responsible for complying with the requirements of HM Revenue & Customs and for timeously paying any Stamp Duly Land Tax payable in respect thereof.

8.	CONSENT TO REGISTRATION

As to the Forthstone Property the parties hereto consent to registration hereof for preservation.

9.         LANDLORD AND TENANT ACT 1954

9.1	The parties confirm that in respect of the Redhill Sub-underlease:

9.1.1
Before the date of this agreement LNC served on the Tenant notice relating to the tenancy to be created by the Redhill Sub-underlease pursuant to section 38A(3)(a) of the Landlord and Tenant Act 1954 (1954 Act)

9.1.2	A statutory declaration has been made by or on behalf of the Tenant in accordance with section 38A(3)(b) of the 1954 Act

9.1.3	The parties agree that sections 24 to 28 (inclusive) of the 1954 Act shall be excluded in respect of the tenancy to be created by the Redhill Sub-underlease

Draft: 26 July 2008

PART 12
TPF COUNTERPARTIES

INCOME CONTRACTS	INTERNATIONAL CONTRACTS	TPF COMPARE CONTRACTS	OTHER CONTRACTS
AXA PP Healthcare	Generali/Genertel	Churchill Insurance	G4S Service Agreement
Direct Line Life Insurance Ltd	Hibernian General Insurance Ltd	Churchill Insurance Co/Lloyds TSB/Nationwide	Mastercard
Travelex Agency Services Ltd	Lukas Bank	CIS General Insurance
	Ulster Bank Ireland Ltd	Devitt Insurance Services
Direct Line Insurance Services
EUI Limited
Hastings Insurance Services Limited
The OutRight Company Limited
Royal and Sun Alliance
Swinton
UKI
Zurich

PART 13
REPAYMENT OF SELLER GROUP LOANS

1.	Relevant Market Valuation

1.1
The Relevant Market Valuation for each Seller Shareholder Loan shall be calculated by reference to the spread to LIBOR at Completion for the issue of such debt. This shall be achieved by identifying publicly traded comparable issues (in accordance with paragraph 1.2 below), and applying adjustments for known differentials as provided in paragraphs 1.3 and 1.4.

1.2
For the purpose of establishing the LIBOR spread, the Seller shall use subordinated debt issued by the Seller (identifying a spread of comparable debt issues), for which the market price can be readily obtained by reference to the benchmark curve of an independent third party investment bank. LIBOR spreads shall be interpolated on a linear basis for the appropriate period.

1.3	The LIBOR spread calculated under paragraph 1.2 shall be adjusted as follows:

1.3.1
where the Seller 5 year Senior CDS level (Bloomberg ref – RBOS CDS EUR SNR 5Y) is greater than the Purchaser 5 year Senior CDS level (Bloomberg ref - TSCOLN CDS EUR SNR 5Y), an amount equal to 50% of the difference between the two shall be deducted from the LIBOR spread; or

1.3.2
where the Purchaser 5 year Senior CDS level (Bloomberg ref - TSCOLN CDS EUR SNR 5Y) is greater than the Seller 5 year Senior CDS level (Bloomberg ref - RBOS CDS EUR SNR 5Y), an amount equal to 50% of the difference between the two shall be added to the LIBOR spread.

The relevant 5 year Senior CDS Levels shall be determined at noon on the last Business Day prior to Completion.

1.4
Following calculation of the adjusted LIBOR spread under paragraph 1.3, the Seller shall calculate the clean market price at Completion using the market standard facility, Bloomberg screen BC13 valuation tool, which shall convert the spread to a clean market price which, together with the accruals, shall constitute the Relevant Market Valuation for the purposes of paragraph 1.1.

2.	Trade Unwinds

2.1	The Unwind Amount for each Trade Unwind shall be the sum of the accrual and the fair value adjustment for each leg of the relevant Back to Back Trade (without reference to the principal amount).

2.2	The fair value adjustment shall be calculated using a curve within 1.5bp of the mid curve quoted on a broker’s page such ICAP2.

2.3	The spread cost shall be split with 2/3rd payable by TPFL and 1/3rd payable by the Seller.

3.	Trade Transfers

3.1
The Seller shall not be entitled to charge for execution of the Trade Transfer but the Seiler will be entitled to add a credit margin of 1bp to represent the cost of credit of TPFL as a new counterparty (having taken into account the benefit of a Purchaser guarantee).

PART 14
HANCO SERVICES

1.	DEFINITIONS AND INTERPRETATION

In this Part of this Schedule, unless the context otherwise requires, the following expressions shall have the following meanings:

Applicable Law has the meaning given to it in the ATM CSA.

Change Control Procedure means the procedure set out in Schedule 4 (Change Control) of the ATM CSA.

CIT Contract means any contract entered into between any member of the Purchaser’s Group and a CIT Provider for the provision of any cash in transit services to TPFL in relation to the TPF ATMs.

CIT Provider means G4S Cash Services (UK) Limited and any successor provider to TPFL.

Commencement Date means the Completion Date.

Hanco ATMs means the TPF ATMs situated, or to be situated, at “One Stop Shop” locations and which are to be managed by Hanco.

Hanco Services means the services to be provided by Hanco to TPFL as set out in this Part 14 of the Schedule.

Interchange Fee Income has the meaning given to it in the ATM CSA.

Mandatory Changes means changes to this Agreement and Hanco Services required to comply with Applicable Law.

Parties has the meaning given to it in the ATM CSA.

Seller Group Policies means the policies of the Seller’s Group from time to time.

Services means the services to be provided by the Seller to TPFL other than the Hanco Services as defined in Schedule 2 (Services) of the ATM CSA and any other services provided by the Seller under the ATM CSA.

TPF ATMs has the meaning given to it in the ATM CSA.

2.	INTRODUCTION

This schedule defines the operational roles and responsibilities of TPFL and the Seller in the provision of ATM services in “One Stop” convenience stores owned by

Tesco Stores. The Seller is procuring the provision of the Hanco Services specified in this Schedule through its wholly-owned subsidiary, Hanco.

3.	TERM

The Hanco Services described in this Schedule shall be provided only until 31 July 2011, save to the extent this Agreement is otherwise terminated in accordance with its terms.

4.	CHARGING

4.1	The Hanco charges shall be the aggregate of:

4.1.1	capital cost of new machines, including installation cost;

4.1.2	processing and call costs;

4.1.3	interest;

4.1.4	maintenance costs;

4.1.5	telephone line rental;

4.1.6	each of the costs referred to in paragraph 5.3 of this Part 14 of the Schedule; and

4.1.7	cash centre costs (cash handling costs) (together, the Hanco Charges).

4.2	The Hanco Charges set out in paragraph 4.1 shall be calculated and payable by TPFL on a monthly basis.

4.3
Where the Interchange Fee Income for Hanco ATMs for a calendar month is greater than the Hanco Charges for the calendar month, the Seller shall deduct the Hanco Charges from the Interchange Fee Income for Hanco ATMs and pay the balance to TPFL in accordance with Clause 4.2 to the ATM CSA.

4.4
Where the Interchange Fee Income for Hanco ATMs for a calendar month is less than the Hanco Charges, then the Seller shall provide TPFL with an invoice for the Hanco Charges that are in excess of the Interchange Fee Income. TPFL shall pay any such invoice in cleared funds to the Seller on or before the 15th Day of the month following the month in which the relevant invoice is received.

5.	CHARGING PRINCIPLES

5.1
In the event of a dispute in respect of the Hanco Charges pursuant to this Agreement, the Parties agree that the principles set out in this paragraph 5 shall be applied to the interpretation of relevant calculations.

5.2	The Hanco Services shall be provided and charged to TPFL at the actual cost incurred by the Seller in providing the Hanco Services (as calculated in accordance with the principles of paragraph 4.3).

5.3	The cost of providing a particular service shall be the aggregate of:

5.3.1
direct costs (including both fixed and variable costs) which can be wholly attributed to the supply of any service or product to TPFL under this Agreement and which include all irrecoverable VAT thereon and all staff costs (including all salaries, wages, expenses, National Insurance contributions, employer’s pension contributions, shift allowances, overtime pay, territorial allowances, sick pay, maternity pay, bonuses, profit sharing scheme entitlement, RBS Elect and any other benefits or benefits in kind given to the Seller’s Group’s employees in accordance with the Seller Group’s policies from time to time) (Staff Costs); and

5.3.2
in respect of services shared with any other member of the Seller’s Group and/or a third party, a proportion of the total cost (including both fixed and variable costs) which can be attributed to the service being provided based on the activity/usage level of TPFL (and other members of the Group) in relation to the total activity/usage level of the remainder of the Seller’s Group and any third parties, including all irrecoverable VAT thereon and all relevant Staff Costs); and

5.3.3	any exit-related costs reasonably incurred by the Seller in accordance with Clause 18.2 of the ATM CSA.

5.4	The provisions of this Schedule are without prejudice to any additional amounts which may become payable by TPFL to the Seller under and in accordance with this Agreement.

6.	SUPPLY AGREEMENTS

6.1	The Seller shall bear all costs of, or incurred in connection with:

6.1.1	procuring any consents of the Seller’s Suppliers required to enable the Seller to provide, or TPFL to receive, a Hanco Service or part of a Hanco Service;

6.1.2	terminating, renewing or replacing any contracts or other arrangements with the Seller’s Suppliers; and

6.1.3	any charge increases under any contracts or other arrangements with the Seller’s Suppliers during the Term (whether as part of renewal negotiations or not),

and the Seller may not claim from TPFL or Tesco Stores any of the costs referred to in paragraphs 6.1.1, 6.1.2 or 6.1.3 above.

7.	OTHER CHARGES

7.1	The costs of all Changes as defined in and made in accordance with the Change Control Procedure shall be borne by TPFL and the Seller in accordance with Schedule 4 (Change Control) of the ATM CSA.

8.	HANCO SERVICES

8.1	Subject to paragraphs 8.1 and 8.3 below, the Seller shall perform:

8.1.1	the services, functions and responsibilities described in paragraph 8.4 of this Part 14 of the Schedule (as amended from time in accordance with the Change Control Procedure); and

8.1.2	any ancillary or minor services, functions and responsibilities not specifically described in paragraph 8.4 of this Part 14 of the Schedule which:

8.1.3	are reasonably required for the proper performance of the services, functions and responsibilities described in paragraph 8.4 of this Part 14 of the Schedule;

8.1.4	were routinely provided by or on behalf of the Seller or its Affiliates under any agreement with Hanco in the twelve month period immediately preceding Completion; and

8.1.5	are not part of the roles, services, functions or responsibilities which were provided or undertaken by the Seller employees seconded to TPFL in the twelve month period immediately preceding Completion,

(together the Operational Services).

8.2
Notwithstanding the provisions of paragraph 8.1 above, nothing in this Agreement shall oblige the Seller to provide or undertake any service, function or responsibility which the Seller did not routinely provide or undertake to TPFL in the twelve month period immediately preceding the Commencement Date of this Agreement.

8.3	Notwithstanding the provisions of paragraph 81 above, the Parties acknowledge and agree that, subject to any express obligation of the Seller under this Agreement to the contrary:

8.3.1	the Seller has the right to determine the manner in which it provides and/or the methods of delivery of the Hanco Services;

8.3.2
the fact that the Seller provided the Hanco Services during the twelve month period immediately preceding the Commencement Date of this Agreement in a particular manner or by a particular method or otherwise (including operational models, levels of staffing and/or processes) shall not:

(a)	operate to prescribe the manner or methods by which the Seller will undertake the Hanco Services; or

(b)	limit or restrict in any way the Seller’s freedom to determine, alter or vary from time to time as it sees fit the manner in which or methods by which it provides the Hanco Services,

including in each case and without limitation operational models, levels of staffing and/or processes, provided that any changes to that manner or those models, methods or processes does not materially and adversely affect TPFL’s ability to receive the Hanco Services or increase its costs of doing so.

8.4	The Seller shall provide the following services to TPFL:

8.4.1	provide the ATM systems, settlement and payments infrastructures required for the provision of the Hanco Services;

8.4.2	provide a point of contact within Hanco to enable TPFL to engage directly with Hanco in respect of Hanco ATM service delivery issues;

8.4.3	for Hanco ATMs which are filled by a CIT Provider:

(a)	source and supply ATM fit cash for Hanco ATMs;

(b)	take instruction from the CIT Provider on cash requirements;

(c)	order cash from the Seller cash centres for collection by CIT Provider;

(d)	monitor ATMs for cash outs;

(e)	escalate appropriate performance issues for Hanco ATMs to the CIT Provider; and

(f)	reconcile the Hanco ATMs and manage differences in line with Hanco policies to conclusion.

8.4.4	for Hanco ATMs which are merchant-filled:

(a)	provide helpdesk support on a 24*7*365 basis; and

(b)
provide second line maintenance services for fault calls that can not be resolved by Tesco Stores via the helpdesk. If an engineer is required to visit site, the Service Target for a response shall be within 24 hours.

8.4.5	for all Hanco ATMs:

(a)	provide service reporting in accordance with paragraph 10 and access to Hanco MI;

(b)	pay Tesco Stores in accordance with the invoices;

(c)	undertake IT systems enhancements for Mandatory Changes and manage relevant IT projects where required;

(d)	provide use of a telecoms network; and

(e)	provision of adequate training in relation to Hanco ATMs to Tesco Stores’ staff.

9.	ASSUMPTIONS, PRE-REQUISITES, DEPENDENCIES AND CONSTRAINTS RELATING TO THE PROVISION OF THE HANCO SERVICES BY THE SELLER

9.1	The following shall be pre-requisites to the provision by the Seller of the Hanco Services:

9.1.1	compliance by the CIT Provider with their obligations under the CIT Contract to the relevant standard or level of performance that enables Hanco to provide the Services;

9.1.2	where the Hanco ATM is a merchant-fill ATM, Tesco Stores will comply with agreed Hanco operational procedures;

9.1.3	provision of the ATM sites, power, phone line and physical security;

9.1.4	management and coordination by TPFL of the ATM installations programme in consultation with Hanco;

9.1.5	engagement by TPFL directly with Hanco in respect of Hanco ATM service delivery issues;

9.1.6	provision by Tesco Stores of cash for merchant fill ATMs; and

9.1.7	management by TPF of the CIT Contract.

10.	MEETING SCHEDULE

10.1	Weekly conference calls to discuss performance and issues.

10.2	Quarterly One Stop Steering Group.

10.3	Bi-Annual TPFL /Hanco Executive Review.

11.	SERVICE DELIVERY REPORTS

Report	Detail	Produced by	Delivered to	Timescale
ATM Running Costs	Monthly breakdown of all costs	Hanco Finance	TPF ATMs	Monthly
ATM Income	Detail of ATM interchange and surcharge fees	Hanco Finance	TPF ATMs	Monthly

Report	Details	Produced by	Delivered to	Timescale
Transaction Volumes	Cash withdrawals, balance enquiries etc, broken down by ATM	Hanco	TPF ATMs	Weekly
Availability CIT ATMs	Detail of all callouts, downtime, etc	G4S	Hanco & TPF ATMs	Weekly
SLA Performance Report	Maintenance SLA report	Fujitsu Siemens	Hanco & TPF ATMs	Monthly